As confidentially submitted to the Securities and Exchange Commission on February 18, 2025
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Kilcoy Global Foods, Ltd.
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)

Cayman Islands (State or other jurisdiction of incorporation or organization)	2011 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)
Level 2/36 Innovation Parkway
Birtinya, Queensland
Australia
+ 61 7 5497 1277
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)
Kilcoy Global Foods North America, LLC
1301 Allanson Rd
Mundelein, IL 60060
+1 888 829-4100
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Mengyu Lu, Esq. Kirkland & Ellis International LLP c/o 26th Floor, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong +852 3761 3300	Justin You Zhou, Esq. Kirkland & Ellis International LLP 58th Floor, China World Tower A No. 1 Jian Guo Men Wai Avenue Chaoyang District, Beijing 100004 People’s Republic of China +86 10 5737 9300	James C. Lin, Esq. Davis Polk & Wardwell LLP c/o 10th Floor The Hong Kong Club Building 3A Chater Road, Central Hong Kong +852 2533-3300

Approximate date of commencement of proposed sale to the public:
as soon as practicable after the effective date of this registration statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.
Emerging growth company ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

†
The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The information in this preliminary prospectus is not complete and may be changed. We [and the selling shareholders] may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.
PRELIMINARY PROSPECTUS (Subject to Completion)
Dated          , 2025.
American Depositary Shares
Kilcoy Global Foods, Ltd.
Representing        Ordinary Shares
This is an initial public offering of American depositary shares, or ADSs, of Kilcoy Global Foods, Ltd.
We are offering        ADSs[, and the selling shareholders identified in the prospectus are offering an aggregate of      additional ADSs]. Each ADS represents        of our ordinary shares, par value US$0.001 per share.
Prior to this offering, there has been no public market for the ADSs or our ordinary shares. We anticipate that the initial public offering price will be between US$      and US$      per ADS. [We will not receive any proceeds from the ADSs sold by the selling shareholders.]
We are a “foreign private issuer” under applicable U.S. Securities and Exchange Commission rules and will be eligible for reduced public company disclosure requirements. See “Summary — Implication of Being a Foreign Private Issuer.”
We intend to apply for the listing of the ADSs on Nasdaq under the symbol “         .”
The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020 and amended by the Consolidated Appropriations Act, 2023 enacted on December 29, 2022. The amended HFCAA states if the Public Company Accounting Oversight Board (the “PCAOB”) determines that it is unable to inspect or investigate completely our auditor for two consecutive years because of the position taken by authorities in a foreign jurisdiction, our shares or ADSs shall be banned from being traded on a national securities exchange or in the over-the-counter trading market in the United States. The Consolidated Appropriations Act, 2023 reduced the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two years. On December 16, 2021, the PCAOB issued its report notifying the SEC of its determination that it was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms.
Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a “Commission-Identified Issuer” following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a “Commission-Identified Issuer” for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless. For more details, see “Risk Factors — Risks Relating to Financial, Accounting and Tax Matters  — Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate our auditor.”
Investing in the ADSs involves risks. See “Risk Factors” beginning on page 13 for factors you should consider before buying the ADSs.
PRICE US$      PER ADS
Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
	Per ADS	Total
Initial public offering price	US$	US$
Underwriting discounts and commissions(1)	US$	US$
Proceeds, before expenses, to us	US$	US$
[Proceeds, before expenses, to the selling shareholders]	US$	US$

(1)
See “Underwriting” for additional information regarding compensation payable by us to the underwriters.

The underwriters have a 30-day option to purchase up to an additional       ADSs from us [and the selling shareholders] at the initial public offering price less the underwriting discount.
The underwriters expect to deliver the ADSs against payment in U.S. dollars to purchasers on or about         , 2025.

Citigroup Morgan Stanley
(in alphabetical order)
The date of this prospectus is           , 2025.

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You should rely only on the information contained in this prospectus or in any related free-writing prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus or in any related free-writing prospectus. We are offering to sell, and seeking offers to buy, the ADSs only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is current only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the ADSs.
We have not taken any action to permit a public offering of the ADSs outside the United States or to permit the possession or distribution of this prospectus or any filed free writing prospectus outside the United States. Persons outside the United States who come into possession of this prospectus or any filed free writing prospectus must inform themselves about and observe any restrictions relating to the offering of the ADSs and the distribution of this prospectus or any filed free writing prospectus outside the United States.
Through and including         , 2025 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade ADSs, whether or not participating in this offering, may be required to deliver a prospectus.

i

This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

ii

PROSPECTUS SUMMARY
The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements and related notes appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in the ADSs discussed under “Risk Factors,” before deciding whether to invest in the ADSs. This prospectus contains information from an industry report commissioned by us and prepared by Frost & Sullivan, an independent research firm, to provide information regarding our industry and our market position. Neither we nor any other party involved in this offering has independently verified such information, and neither we nor any other party involved in this offering makes any representation as to the accuracy or completeness of such information. Investors are cautioned not to place any undue reliance on the information, including statistics and estimates, set forth in this section or similar information included elsewhere in this prospectus.
Our Mission
Food the World Loves to Eat.
Overview
Who We Are
We are a next-generation food solutions leader. Through our strategic operations in Australia, the United States and China, we provide tasty, fresh, natural, healthy and convenient food products to customers across over 40 countries worldwide.
With a diverse, protein-centric product portfolio and a global network of production sites and supply sources, we have established strong market positions in Australia, the United States, and key Asian markets including China, Japan and South Korea. This multi-protein, multi-supply, and multi-market strategy has made us the trusted partner of choice, driving sustained sales and margin growth. Our global customer base includes renowned food service brands and prominent retailers.
What We Do
The global food industry is undergoing a major transformation driven by two key trends: the demand for tasty and healthy foods, and the need for convenience in food preparation and consumption. Meeting these demands requires an end-to-end overhaul of the food production process, shifting from over-processed, less nutritious options to fresh, natural, and thoughtfully processed foods.
Being at the forefront of this food industry transformation, we develop, produce and supply high-quality tasty and healthy food products that meet the highest customer standards. We achieve this by sourcing premium fresh and natural proteins and utilizing advanced processing techniques that retain both nutrition and taste. Our operation is underpinned by a rapidly reducing carbon footprint, highlighting our commitment to sustainable and responsible production practices.
How We Compete
We lead and drive the transformation of the food industry through three foundational pillars:
•
Continuous Product Innovation:   Innovation is the cornerstone of our market leadership. Our dedicated team of over 40 professional chefs and food scientists fuels our innovation engine, keeping us aligned with emerging trends and evolving consumer preferences. We continuously push boundaries by combining fresh, natural proteins with specialized cooking methods like low-temperature sous vide and advanced packaging technologies to deliver a range of innovative food solutions. Our ability to meet our customers’ evolving needs not only empowers them to provide exceptional quality and convenience to their consumers, but also strengthens our partnerships and drives mutual revenue growth. See “Business — Our Products — Product Innovation.”

•
Advanced Production Capabilities:   Our production network is built on our advanced food manufacturing blueprint, which is underpinned by our commitment to carbon neutrality. This framework integrates cutting-edge technologies, from flexible manufacturing systems and automated guided vehicles (AGV) to AI-powered dissection systems and advanced low-temperature cooking technologies. Through the strategic modernization of our facilities, we have built a robust, state-of-the-art production infrastructure that sets new industry standards in product quality and manufacturing efficiency. See “Business — Production — Highly Automated Production Lines and Cutting-Edge Technologies.”
•
Global Sourcing Network:   Our supply chain capabilities have evolved into a sophisticated, multi-protein, multi-supply global network. We operate eight strategically located facilities across Australia, the United States and China, each with unique sourcing and supply capabilities. These operations demonstrate a high degree of flexibility, capable of supplying a diverse range of protein types and adapting to various scales of production to meet evolving market demands. Together with our extensive network of protein suppliers worldwide, this integrated and diversified global system provides resilience against supply chain disruptions while ensuring a consistent and reliable supply of high-quality foods. See “Business — Supply Chain Management.”

These three foundational pillars position us as a trusted partner for renowned food service brands and retailers. They also create a powerful growth flywheel that accelerates expansion through strengthened customer partnerships, driving our revenue and margin growth. See “Business — Our Growth Strategies.”
Strong Financial Results
In the fiscal year ended December 31, 2023, we recorded a total revenue of US$1,870.7 million. Our revenue increased from US$1,404.5 million for the nine months ended September 30, 2023 to US$1,571.6 million for the same period in 2024, representing a growth rate of 11.9%. During this period, our net income increased significantly from US$13.2 million to US$37.8 million, and our EBITDA grew from US$51.5 million to US$85.4 million, achieving a 65.8% increase. EBITDA is a non-GAAP financial measure. For details, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measure.” This combination of accelerated growth and profitability was achieved while making significant investments in operations and growth initiatives, which positions us for continued expansion in the future.
Market Trends and Opportunities
Protein plays a vital role in the global food industry as one of its largest and rapidly evolving segments. This significance stems from its essential role in nutrition, as well as its centrality in consumer diets around the world. The protein landscape is evolving as consumers seek a balance between taste, convenience, quality, and sustainability, mirroring broader dietary preferences, lifestyle changes and values. Four key trends are reshaping global protein consumption:
•
Fresh, Natural and Healthy Options:   Consumers increasingly view protein as a key ingredient for wholesome nutrition, with younger generations particularly focused on its health benefits. Food service providers are expanding their menus with fresh and natural protein options, while retail consumers seek healthy and nutritious food products that contribute to their wellness goals. This evolution has sparked innovation beyond traditional protein applications, driving development of thoughtfully processed products that combine fresh, natural ingredients to meet growing demand for foods that support healthy living.

•
Elevated Taste Experience:   Consumers are increasingly demanding sophisticated and authentic flavor profiles, influenced by their greater exposure to global cuisines and enhanced food knowledge. This trend is exemplified by the success of an assortment of Asian flavors and Latin American cuisines across international markets, spanning both traditional recipes and contemporary foods. The rise of club stores and the influence of digital media have further accelerated this shift, driving demand for globally-inspired protein dishes enriched by complex seasonings, marinades, and cooking techniques.

•
Quality Made Convenient:   Modern lifestyles are transforming the ways in which people prepare and consume protein. Food service providers seek efficient solutions that ensure consistent quality while streamlining kitchen operations, whereas retail consumers demand convenient options that deliver restaurant-quality dining experiences at home. This parallel evolution has sparked innovation across both channels, ranging from pre-portioned and pre-seasoned products for food service providers to meal kits, heat-and-serve and ready-to-eat options for retail consumers, all designed to combine convenience with premium taste and nutrition.
•
Sustainability and Traceability:   Environmental and quality considerations are increasingly influencing protein choices. Both end consumers and food service providers prioritize sustainable sourcing and production, with growing demand for transparent supply chains that allow tracking of ingredients from source to plate. This heightened focus on traceability reflects consumers’ desire to understand the origin, processing methods, and quality standards of their food, driving innovation in sustainable protein production and processing methods, while ensuring food safety and reliability through documented supply chains.

We integrate and translate these trends into innovative high-quality food products that combine taste with fresh, natural ingredients and healthy nutrition, while ensuring convenience and sustainability. This strategy positions us to seize significant growth opportunities in the global protein market, particularly within our key markets. The United States and China are the two largest protein consumption markets globally, with market sizes of US$624.5 billion and US$384.8 billion respectively in 2023, together representing over 40% of global protein consumption, according to Frost & Sullivan. These two markets are projected to grow at CAGRs of 5.2% and 4.6%, respectively, from 2023 to 2028, with their prepared protein segments showing even stronger momentum at CAGRs of 8.5% and 7.6%, respectively, according to Frost & Sullivan. Other key protein consumption markets, including Australia (US$36.3 billion), Japan (US$158.7 billion), and South Korea (US$30.8 billion), are expected to provide additional growth drivers with projected CAGRs from 2023 to 2028 of 3.7%, 1.7% and 1.6%, respectively, according to Frost & Sullivan.
Our Competitive Strengths
We believe the following strengths have contributed to our historical growth and will drive our future development:
•
Global Reach and Strategic Partnership with Internationally Renowned Customers

•
High-Impact Product Innovation: Providing Tasty, Fresh, Natural, Healthy and Convenient Foods

•
State-of-the-Art and Sustainable Production

•
Data-Driven Integration and AI-Powered Decision-Making

•
Robust and Resilient Supply Capabilities

•
“Think Global, Act Local”: Our Winning Philosophy

Our Growth Strategies

Enhance Production Capacities and Capabilities
Expand Blue-Chip Customer Base
Data-Driven Integration
Global Sourcing
Modernized Production
Product Innovation
Secure Wallet Share as Strategic Supplier
Increase Margin through Product Innovation
Broaden Category & Supply Coverage

Our long-term growth is driven by a robust growth flywheel. This framework is underpinned by the three foundational pillars of modernized production, product innovation, and global sourcing, which are integrated through advanced data-driven analytics. Together, they fuel our growth as we expand our business through the following strategies:
•
Expand Blue-Chip Customer Base

•
Secure Wallet Share as Strategic Supplier

•
Increase Margin through Product Innovation

•
Broaden Category and Supply Coverage

•
Enhance Production Capacities and Capabilities

Corporate History and Structure
Our company was incorporated as an exempted company with limited liability in the Cayman Islands on November 12, 2013, under the name “ATOPCO COMPANY, LTD.” In December 2013, we acquired 100% equity interest of Kilcoy Pastoral Company Limited (“KPC”), a primary and secondary beef processor in Queensland, Australia with a rich heritage dating back to 1953. From 2013 to 2015, we formed the KGF Group by merging KPC with two producers of ready-to-cook and ready-to-eat food products: Ruprecht Company in the United States and Weihai Weidao Foods Co., Ltd. in China.
The next phase of our development focused on modernizing and enhancing our production capabilities. We invested in state-of-the-art equipment and adopted advanced technologies to enhance our production capabilities. We also established innovation hubs for product development and launched carbon-reduction projects aimed at achieving long-term environmental and cost-saving benefits. A key achievement during this period was the development of our Integrated Value Stack (IVS) model, which created strategic advantages that significantly enhanced our competitiveness. See “Business — The Kilcoy Model — Integrated Value Stack.”
To better reflect our expanding global footprint and diversified product offerings, we rebranded as Kilcoy Global Foods, Ltd. in January 2018. By the end of 2019, we had established our leadership in key markets, a position we have successfully maintained to date. Our global customer base now includes renowned food service brands and prominent retailers.
To support our growth and enhance operational efficiency, we have continued to undertake upgrades and expansions of our manufacturing facilities in recent years. We have also completed a series of acquisitions to further diversify our supply base. Our successful integration track record, most recently exemplified by the acquisition of Tyson Foods Australia’s Coominya operations, has strengthened our position as a key supplier to leading global brands. See “Corporate History and Structure” for a chart illustrating our corporate structure, including our principal subsidiaries, as of the date of this prospectus.
Summary of Risk Factors
Investing in our ADSs involves a high degree of risk. You should carefully consider the risks and uncertainties summarized below, the risks described under the “Risk Factors” section and the other information contained in this prospectus before you decide whether to purchase our ADSs.
Risks Relating to Our Business and Industry
•
Our historical financial performance and growth trajectory may not necessarily indicate our future results. If we cannot effectively manage our growth and profit margins or successfully implement our future business strategies, our overall success could be jeopardized.

•
Food safety risks related to our raw materials, products, operations, or the food industry in general, or related publicity, could adversely affect our reputation, business, financial condition, results of operations, and prospects.

•
Changes in our relationships with our major customers, or in the trade terms required by such customers, may reduce our sales and profits.

•
Changes to trade policies, tariffs, and other trade-related regulations in the countries where we operate or our failure to comply with such regulations, may have a material adverse effect on our reputation, business, financial condition and results of operations.

•
Disruptions, capacity constraints, or a failure to align production with customer demands could materially and adversely impact our operations and financial performance.

•
Failure to sustain research and development efforts, drive continuous innovation, successfully launch new products and adapt to evolving customer preferences could materially and adversely impact our financial performance and market position.

•
We operate in a highly competitive industry and may face increased competition.

Risks Relating to the Countries in Which We Operate
•
Disruptions in international markets, supply chain and distribution channels could adversely affect our business.

•
We rely on a compliance system to prevent irregularities in business activities. Failure to comply with anti-corruption regulations, economic sanctions programs, anti-money laundering laws, international trade controls and other applicable rules could result in fines, criminal penalties and an adverse effect on our business.

•
Our operations are extensively regulated by governments in the markets where we operate, and are subject to various license and permit requirements.

Risks Relating to Financial, Accounting and Tax Matters
•
Our operations are capital intensive, and failure to maintain sufficient working capital may have an adverse effect on our business.

•
If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our operating results could be adversely affected.

Risks Relating to Our ADSs and This Offering
•
An active trading market for the ADSs may not develop and the trading price for the ADSs may fluctuate significantly.

•
The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.

The Holding Foreign Companies Accountable Act
The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020 and amended by the Consolidated Appropriations Act, 2023 enacted on December 29, 2022. The amended HFCAA states if the PCAOB determines that it is unable to inspect or investigate completely our auditor for two consecutive years because of the position taken by authorities in a foreign jurisdiction, our shares or ADSs shall be banned from being traded on a national securities exchange or in the over-the-counter trading market in the United States. The Consolidated Appropriations Act, 2023 reduced the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two years. On December 16, 2021, the PCAOB issued its report notifying the SEC of its determination that it was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong, including our auditor. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms.
Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a “Commission-Identified Issuer” following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a “Commission-Identified Issuer” for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless. For more details, see “Risk Factors —  Risks Relating to Financial, Accounting and Tax Matters — Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate our auditor.”
Implication of Being a Foreign Private Issuer
We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers. Moreover, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. In addition, as an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Stock Market corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Stock Market corporate governance listing standards.
Corporate Information
Our principal executive offices are located at Level 2/36 Innovation Parkway, Birtinya, Queensland, Australia. Our telephone number at this address is +61 7 5497 1277. Our registered office in the Cayman Islands is located at the offices of P.O. Box 31119, Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1 – 1205, Cayman Islands.

Investors should submit any inquiries to the address and telephone number of our principal executive offices. Our main website is https://www.kilcoyglobalfoods.com. The information contained on our website is not a part of this prospectus.
Conventions that Apply to This Prospectus
Unless otherwise indicated or the context otherwise requires, references in this prospectus to:
•
“ADRs” refers to the American depositary receipts that may evidence the ADSs;

•
“ADSs” refers to the American depositary shares, each of which represents           ordinary shares;

•
“CAGR” refers to compound annual growth rate;

•
“China” or the “PRC” refers to the People’s Republic of China, and only in the context of describing laws, regulations and other legal or tax matters of mainland China in this prospectus, excludes the Hong Kong Special Administrative Region, the Macau Special Administrative Region and the Taiwan Region;

•
“IVS model” refers to our Integrated Value Stack model;

•
“Product conversion cost per unit” refers to the per unit production expense incurred to convert raw materials into end products;

•
“RMB” and “Renminbi” refers to the legal currency of China;

•
“shares” or “ordinary shares” refers to our ordinary shares, par value US$0.001 per share;

•
“US$,” “U.S. dollar,” “$,” and “dollar” refers to the legal currency of the United States; and

•
“we,” “us,” “our company,” “our,” “Kilcoy,” “KGF,” or “KGF Group” refers to Kilcoy Global Foods, Ltd. (formerly known as ATOPCO COMPANY, LTD.) and its subsidiaries.

Unless the context indicates otherwise, all information in this prospectus assumes no exercise by the underwriters of their over-allotment option. Our reporting currency is the U.S. dollar.

THE OFFERING
Offering price
We currently estimate that the initial public offering price will be between US$     and US$     per ADS.
ADSs offered by us
         ADSs (or         ADSs if the underwriters exercise their option to purchase additional ADSs in full).
[ADSs offered by the selling shareholders ]
[        ADSs (or        ADSs if the underwriters exercise their option to purchase additional ADSs in full).]
ADSs outstanding immediately after this offering
       ADSs (or        ADSs if the underwriters exercise their option to purchase additional ADSs in full).
Ordinary shares issued and outstanding immediately after this offering
        ordinary shares (or        ordinary shares if the underwriters exercise their option to purchase additional ADSs in full).
The ADSs
Each ADS represents         ordinary shares, par value US$0.001 per share.
The depositary will hold ordinary shares underlying your ADSs. You will have rights as provided in the deposit agreement among us, the depositary and holders and beneficial owners of ADSs from time to time.
We do not expect to pay dividends in the foreseeable future. If, however, we declare dividends on our ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our ordinary shares after deducting its fees and expenses in accordance with the terms set forth in the deposit agreement.
You may surrender your ADSs to the depositary for cancellation in exchange for the underlying ordinary shares. The depositary will charge you fees for any cancellation.
We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended.
To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.
Option to purchase additional ADSs
We [and the selling shareholders] have granted to the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to an aggregate of          additional ADSs.
Use of proceeds
We estimate that we will receive net proceeds of approximately US$      million from this offering, assuming an initial public offering price of US$       per ADS, which is the midpoint of the estimated range of the initial public offering price, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering for potential strategic investments and acquisitions, expanding our production capacities and capabilities, and accelerating our digital transformation and automation. See “Use of Proceeds” for more information.
Lock-up
We [and each of our officers, directors and existing shareholders] have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or otherwise dispose of any ADSs, ordinary shares or similar securities for a period of [180] days after the date of this prospectus. See “Shares Eligible for Future Sale” and “Underwriting” for more information.
[Directed Share Program
At our request, the underwriters have reserved for sale, at the initial public offering price, up to an aggregate of         ADSs offered in this offering to some of our directors, officers, employees, business associates and related persons through a directed share program.]
Listing
We intend to apply to have the ADSs listed on the Nasdaq under the symbol “        .” The ADSs and our ordinary shares will not be listed on any other stock exchange or traded on any automated quotation system.
Payment and settlement
The underwriters expect to deliver the ADSs against payment therefor through the facilities of the Depository Trust Company on           , 2025.
Depositary
Unless otherwise indicated, all information contained in this prospectus assumes no exercise of the option granted to the underwriters to purchase up to additional            ADSs, if any, in connection with the offering.

SUMMARY CONSOLIDATED FINANCIAL DATA
The following summary consolidated statement of comprehensive income data and summary consolidated cash flow data for the year ended December 31, 2023 and summary consolidated balance sheet data as of December 31, 2023 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The following summary consolidated statements of comprehensive income data and summary consolidated cash flow data for the nine months ended September 30, 2023 and 2024 and summary consolidated balance sheet data as of September 30, 2024 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate results expected for any future periods. You should read this Summary Consolidated Financial Data section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.
The following table sets forth a summary of our consolidated statement of comprehensive income data, both in absolute amount and as a percentage of the total revenues, for the periods presented.
	For the Year Ended December 31, 2023		For the Nine Months Ended September 30,
			2023		2024
	(US$ in thousands, except for percentages)
Consolidated statements of operations data:
Revenue	1,870,683	100.0%	1,404,495	100.0%	1,571,582	100.0%
Cost of revenue	(1,713,718)	(91.6)%	(1,301,135)	(92.6)%	(1,420,142)	(90.4)%
Gross profit	156,965	8.4%	103,360	7.4%	151,440	9.6%
Operating expenses:
Selling and marketing expenses	(12,331)	(0.6)%	(9,646)	(0.7)%	(10,989)	(0.7)%
General and administrative expenses	(74,466)	(4.0)%	(60,762)	(4.3)%	(77,156)	(4.9)%
Total operating expenses	(86,797)	(4.6)%	(70,408)	(5.0)%	(88,145)	(5.6)%
Other income	1,092	0.1%	573	0.0%	225	0.0%
Operating profit	71,260	3.8%	33,525	2.4%	63,520	4.0%
Other income/(expenses):
Interest expenses	(21,510)	(1.1)%	(15,856)	(1.1)%	(21,110)	(1.2)%
Interest income	717	0.0%	575	0.0%	428	0.0%
Change in fair value of short-term investments	1,053	0.1%	501	0.0%	476	0.0%
Income before income taxes	51,520	2.8%	18,745	1.3%	43,314	2.8%
Income tax expenses	(16,826)	(0.9)%	(5,514)	(0.4)%	(5,533)	(0.4)%
Net income	34,694	1.9%	13,231	0.9%	37,781	2.4%
Less: net income attributable to non-controlling shareholders	2,189	0.2%	1,414	0.1%	2,016	0.1%
Net income attributable to Kilcoy Global Foods, Ltd.	32,505	1.7%	11,817	0.8%	35,765	2.3%

The following table sets forth our summary consolidated balance sheets data as of the dates presented:
	As of December 31, 2023	As of September 30, 2024
	(US$ in thousands)
Consolidated balance sheet data:
Cash, cash equivalents and restricted cash	66,487	89,512
Property, plant and equipment, net	372,346	429,908
Total assets	1,033,514	1,192,302
Total liabilities	590,982	710,515
Total shareholders’ equity	442,532	481,787
The following table sets forth our summary consolidated cash flow data for the periods presented:
	For the Year Ended December 31, 2023	For the Nine Months Ended September 30,
		2023	2024
	(US$ in thousands)
Consolidated cash flow data:
Net cash flow provided by operating activities	44,631	27,362	66,719
Net cash flow used in investing activities	(102,807)	(40,318)	(56,332)
Net cash flow provided by financing activities	85,090	40,706	13,535
Effect of foreign currency exchange rate changes on cash, cash equivalents and restricted cash	(2,990)	(3,053)	(897)
Cash, cash equivalents and restricted cash at the beginning of the year/period	42,563	42,563	66,487
Cash, cash equivalents and restricted cash at the end of the year/period	66,487	67,260	89,512
Non-GAAP Financial Measure
We report our financial results in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”), However, management believes that EBITDA, a financial measure that is not required by or presented in accordance with U.S. GAAP, provides meaningful supplemental information regarding our operating performance and facilitates internal comparisons of our historical operating performance on a more consistent basis by excluding certain items that may not be indicative of our business, results of operations or outlook.
We calculate EBITDA as net income, adjusted to exclude, where applicable: (i) depreciation and amortization, (ii) interest expenses, (iii) income tax expenses, and (iv) interest income.
EBITDA is presented for supplemental informational purposes only. It has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with U.S. GAAP. Some of the limitations include that it does not (i) reflect capital commitments to be paid in the future, (ii) reflect capital expenditures required to replace our property, plant and equipment, (iii) reflect other non-operating expenses, including interest expenses, and (iv) reflect tax payments that may represent a reduction in cash available to us. In addition, our use of EBITDA may not be comparable to similarly titled measures of other companies because they may not calculate EBITDA in the same manner, limiting its usefulness as comparative measures. Because of these limitations, when evaluating our performance, you should consider EBITDA alongside other financial measures, including our net income and other results stated in accordance with U.S. GAAP.

The following table presents a reconciliation of EBITDA to net income, the most directly comparable financial measure stated in accordance with U.S. GAAP, for the periods indicated:
	For the Year Ended December 31, 2023	For the Nine Months Ended September 30,
		2023	2024
	(US$ in thousands)
Net income	34,694	13,231	37,781
Adjusted for:
Depreciation and amortization expenses	23,624	17,466	21,403
Interest expenses	21,510	15,856	21,110
Income tax expenses	16,826	5,514	5,533
Interest income	(717)	(575)	(428)
EBITDA (non-GAAP)	95,937	51,492	85,399

RISK FACTORS
An investment in our ADSs involves a high degree of risk. You should carefully consider the risks and uncertainties described below as well as the other information included in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes thereto included elsewhere in this prospectus, before making an investment decision. Our business, prospects, financial condition, or operating results could be harmed by any of these risks, as well as other risks not currently known to us or that we currently consider immaterial. The trading price of our ADSs could decline due to any of these risks, and, as a result, you may lose all or part of your investment. See also “Special Note Regarding Forward-Looking Statements.”
Risks Relating to Our Business and Industry
Our historical financial performance and growth trajectory may not necessarily indicate our future results. If we cannot effectively manage our growth and profit margins or successfully implement our future business strategies, our overall success could be jeopardized.
While we have built a record of growth and profitable operations, there is no guarantee that we can sustain this level of success. Our future growth is contingent upon various factors, and any failure in the following areas could adversely impact our performance:
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Our ability to continuously innovate, develop new products and processes, and adapt to rapidly evolving consumer preferences and market trends in the food service and retail sectors;

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Maintaining flexible, scalable, and cost-efficient production lines capable of handling a diverse range of food products with varying specifications and customizations;

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Leveraging data-driven integration capabilities, AI algorithms, and advanced analytics to optimize yield, accurately predict supply-demand trends, and enhance operational efficiency across our value chain;

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Effectively collaborating with customers to develop innovative food solutions that address their specific needs and streamline their operational processes, all while ensuring profitability and competitive pricing;

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Scaling up our production capabilities to meet production targets launching new products, broadening our sales networks, and entering new markets or sales channels;

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Managing a complex global supply chain, including navigating potential disruptions in sourcing high-quality raw protein materials from multiple suppliers across various regions;

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Mitigating the impacts of geopolitical tensions, trade disputes, and other external factors; and

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Attracting and retaining skilled personnel with expertise in product development, process innovation, data analytics, and supply chain management.

If our multi-protein, multi-supply and multi-market strategy fails to deliver the anticipated benefits, our competitive position, profitability, growth prospects, and ability to meet customer expectations could be adversely affected. Additionally, the resources and investments committed to developing and implementing these strategies may negatively affect our financial results, particularly if they do not achieve their intended outcomes.
Our results of operations and financial performance are also significantly influenced by the relationship between the market demand for our products and the costs associated with sourcing raw protein materials. Both factors are subject to volatile market conditions and various external forces beyond our control, creating substantial challenges in managing our profitability.
The demand for our products is driven by broader economic conditions, competition, shifts in consumer preferences, and trade policies, among other factors. A decline in market demand due to these factors may adversely affect our revenue and profitability. Conversely, the costs of sourcing raw protein materials can fluctuate significantly due to various factors, including the availability and pricing of feed, supplier reliability, trade barriers, and logistics and transportation expenses. Increases in these raw material costs can directly impact our margins and profitability if we are unable to offset them through pricing adjustments or other cost-saving measures. Our profitability may be affected when we cannot align price increases with rising input costs, or when market conditions prevent us from maintaining margins during periods of cost volatility. While we strive to implement strategies to mitigate the effects of these price fluctuations — such as optimizing our supply chain and enhancing operational efficiency — there is no guarantee that these efforts will be effective. Failure to effectively manage the interplay between selling prices and raw material costs may result in significant margin erosion, reduced profitability, and adverse effects on our financial performance and competitive position.
Food safety risks related to our raw materials, products, operations, or the food industry in general, or related publicity, could adversely affect our reputation, business, financial condition, results of operations, and prospects.
Our business is exposed to risks inherent in the food industry as a whole. These risks encompass safety and health hazards stemming from:
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contamination and spoilage of food;

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contamination of raw materials;

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consumer product liability claims;

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product tampering;

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product labeling errors;

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expenses related to, and possible unavailability of, product liability insurance; and

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potential costs and disruption due to a product recall.

If our protein sources, such as grain-fed cattle, or our products are discovered to be contaminated, spoiled, tampered with, mislabeled, or linked to such incidents, we could face product liability lawsuits, negative press coverage, regulatory scrutiny, or inquiries. These outcomes could lead to reduced product demand and prices, heightened expenses, and disruptions in our operations. In addition, pathogens and disease-causing organisms could potentially contaminate our products during transportation or at various processing stages, including food servicing, posing ongoing challenges to food safety. We cannot guarantee that contamination of our supplied raw materials or products will not happen due to unforeseen or uncontrollable circumstances during transportation, production, or sales processes.
Apart from risks related to our processing and transportation, similar risks may arise if a third party tampers with our products. Mandatory product recalls due to contamination or unfavorable test outcomes could expose us to product liability claims, negative publicity, and regulatory actions. Any of these occurrences could significantly harm our reputation, business, financial condition, operational outcomes, and future opportunities.
Perceived or actual health concerns and negative publicity concerning our products, brands, or operations might erode trust in the safety and quality of our offerings among customers and consumers. This could negatively impact product demand, our reputation, financial standing, operational outcomes, and prospects, especially as we grow our branded products division. In particular, adverse publicity linked to any of our brands could be significantly detrimental since we rely on a limited brand portfolio. Additionally, any perceived or actual food safety risks associated with the industry or similar products from other sources that diminish trust in product safety and quality could prompt customers to select alternative food or meat options they perceive as safer, potentially affecting our business.
Changes in our relationships with our major customers, or in the trade terms required by such customers, may reduce our sales and profits.
In line with industry practice, since we usually do not enter into long-term framework supply agreements with our customers nor have exclusive supply relationships. As a result, our major customers may cease purchasing products from us at short notice and choose to purchase from for our competitors. We also deliver meal solutions to a diversified group of institutional customers in selected geographic markets including the United States and China pursuant to contracts with fixed terms that offer us attractive margin profiles, which could be subject to termination and non-renewal at the discretion of the relevant customers. Disruptions in our relationships with major customers could impede product sales, leading to significant adverse effects on our business, operational results, and financial standing. Changes in market conditions or shifts in our customers’ business strategies, as well as the potential loss of key customers, may result in substantial setbacks in sales and operating income for our company.
Our success and profitability rely significantly on our ability to attract new customers cost-effectively, retain existing customers, and keep them engaged to ensure continued product purchases. If customers do not perceive sufficient value and quality in our products or if we fail to offer new and relevant offerings, customer attraction and retention may deteriorate. Moreover, our customers may face challenges in selling the products they acquire from us or maintaining their competitiveness due to various factors. If end-consumer product sales decrease or if our offerings fail to meet customer standards or expectations, our customers might stop ordering from us, terminate or choose not to renew their contracts with us, reduce their volumes, or request lower prices. Given that our diversified customer base include large-scale global businesses, such as foodservice providers and retailers, as well as institutional customers, any failure to deliver suitable products and services to them could harm our product sales. Losing a key customer or experiencing a significant drop in sales or altered trade terms with them could materially and adversely impact our reputation, business, financial condition, operational outcomes, and growth prospects.
Changes to trade policies, tariffs, and other trade-related regulations in the countries where we operate or our failure to comply with such regulations, may have a material adverse effect on our reputation, business, financial condition and results of operations.
We serve customers across over 40 countries through a multi-supply strategy, exposing us to risks relating to trade policies, tariffs and other trade-related regulations in destination markets. Changes in trade policies and practices, import regulations, and trade barriers in our destination markets could impact our market access. The global nature of our business operations further requires compliance with diverse regulatory frameworks governing cross-border transactions and could result in penalties or fines if violations were to occur. Changes in and enforcement of trade, tariffs and other trade-related regulations in Australia, the United States, the PRC and other policies countries and regions where we operate may also affect the supply and demand of our products and their sales at competitive terms. Such changes might also have repercussions on the local economy and specific sectors in the countries where we operate, which may have a material adverse effect on our reputation, business, financial condition and results of operations..
Disruptions, capacity constraints, or a failure to align production with customer demands could materially and adversely impact our operations and financial performance.
Our business operates through a global network of production facilities located in Australia, the United States, and China. Any disruptions, slowdowns, or shutdowns at one or more of these facilities — whether due to equipment failures, labor disputes, natural disasters, public health crises, regulatory or political issues or other unforeseen events — could significantly hinder our ability to manufacture and deliver products to our customers in a timely manner.
Moreover, our production processes may not always accurately anticipate or align with fluctuations in customer demand, potentially resulting in overproduction or underutilization of our capacity. Overproduction could lead to excessive inventory levels, increased storage and carrying costs, and potential write-downs or obsolescence of excess inventory. Conversely, if our production fails to meet customer needs, we may be unable to fulfill orders, which could damage our relationships with key customers and adversely affect our financial performance.
Although we have implemented measures to mitigate these risks, such as maintaining multiple production sites and utilizing a flexible manufacturing system, the loss or extended downtime of one or more key facilities could significantly reduce our production capacity, resulting in delays, lost sales, and potential breaches of contractual obligations with customers. Additionally, our capacity to manage inventory levels and align production with customer demands depends on various factors, including accurate demand forecasting, efficient supply chain management, and the agility of our manufacturing processes.

If our production capabilities are disrupted, if our facilities operate below optimal capacity levels, or if we fail to align our production with customer demands, we could face lost sales, higher costs, inventory imbalances, and damage to our customer relationships, all of which could materially and adversely impact our financial performance and market position.
Failure to sustain research and development efforts, drive continuous innovation, successfully launch new products and adapt to evolving customer preferences could materially and adversely impact our financial performance and market position.
Consumer preferences vary across and within our operational regions, evolving in response to culinary trends, demographics, economic shifts, and competitive marketing strategies. While we operate on a global scale, our success heavily relies on our ability to provide food solutions that address the specific needs, preferences, and cultural nuances of customers in various markets. Successfully navigating these changes is crucial for our financial well-being. Given the dynamic nature of consumer preferences, our ability to adapt to market shifts and introduce new or enhanced products promptly and in line with customer tastes is pivotal for our future growth. However, we cannot guarantee the continued acceptance of our current products by customers or our ability to foresee and address changes in consumer preferences effectively and promptly.
Our focus on new product development is unwavering, yet success in creating innovative products, whether independently or in partnership with major clients, is not guaranteed. Failure to accurately anticipate market trends and effectively innovate, manufacture, launch, and market new products could harm our financial performance and competitive edge. Introducing new products or extensions may also invite legal challenges from competitors alleging intellectual property infringement, potentially impacting our operational outcomes.
The process of new product development, including research and development activities, can be costly. There is no certainty that our new offerings will resonate with the market, align with consumer preferences, or yield desirable profit margins. Significant resources may be allocated to developing, launching, and promoting products that may not achieve projected sales figures. Inability to discern market trends and efficiently introduce new products, either independently or in collaboration with customers, could jeopardize our financial standing and competitive position within our operational markets.
Given the fiercely competitive and volatile nature of the food industry, our future growth hinges significantly on our ability to consistently innovate and introduce new products to cater to evolving demands. However, we cannot guarantee that our new products will be well received by the market or align with the specific tastes and needs of consumers in our operational regions. Furthermore, discontinuing unsuccessful products may entail substantial expenses. Failure to effectively introduce new products, enhance our product portfolio, or adapt to shifting consumer preferences could substantially and adversely impact our business, financial condition and results of operations.
Moreover, gaining a deep understanding of local customer preferences and market dynamics requires significant investment in market research, consumer analysis, and collaboration with local stakeholders. If we fail to gather and effectively leverage these insights, we may miss opportunities to develop innovative products or tailor our offerings to meet the specific needs of local customers, thus limiting our growth and competitive advantage in those markets. There is no assurance that we will consistently identify and respond effectively to evolving market trends, consumer preferences, and competitive dynamics within their regions. Factors such as changing dietary habits, cultural shifts, regulatory environments, and economic conditions can all influence local market needs. Any failure to anticipate or adapt to these changes could render our products and strategies less relevant or appealing in certain markets.
We operate in a highly competitive industry and may face increased competition.
Operating in the global protein market across key regions like Australia, the United States, China, Japan, South Korea, Southeast Asia, and the Middle East, we encounter fierce competition in the global protein industry. Competitors with strong brand recognition, market understanding, and robust supplier relationships pose significant challenges. Industry rivals continually enhance their sales networks, product quality, and cost efficiency through mergers, alliances, and consolidations, potentially introducing new competitive threats. In addition, the rise of meat substitutes presents additional challenges.

As we strive to expand market share and venture into new territories, local governments may favor domestic producers, hindering our competitiveness. Pressures to maintain market share might necessitate price reductions, increased marketing expenditures, or sales concessions, impacting profit margins and limiting our ability to adjust to rising input costs. Amidst escalating competition in the food solutions sector, failure to boost sales or sustain margins could significantly impair our business, financial condition, operational results, and prospects.
Fluctuations in the availability and cost of raw materials could negatively impact our earnings.
Our results of operations and financial condition, as well as the selling prices for our products, are dependent upon the cost and supply of raw materials. The production and pricing of these raw materials are influenced by constantly changing market forces of supply and demand, as well as trade policies and tariffs, over which we have limited or no control. Volatility in our raw material costs directly impacts our gross margin and profitability. Our objective remains to mitigate increases in raw material prices through dynamic pricing and procurement strategies over time. However, we may not always be able to increase our product prices sufficiently to offset higher raw material costs due to consumer price sensitivity or competitive pricing strategies.
Additionally, if we raise prices to offset higher costs, we may experience reduced demand for our products and lower sales volumes. Conversely, decreases in our raw material costs may compel us to lower our prices to remain competitive. While we utilize various strategic procurement mechanisms to manage the impact of fluctuating prices and to secure the underlying raw materials, we are not fully protected against all changes in raw material prices.
Over time, if we are unable to price our products to cover increased costs, achieve operational cost savings through continuous improvement initiatives, or successfully execute our raw material cost management strategies, then increases in raw material prices could materially and adversely affect our profitability, financial condition, and results of operations.
The global protein industry is affected by fluctuations in the global economy, the local economies of markets in which we operate, and the financial markets.
Our business performance is intricately tied to the state of the global protein industry, which can be significantly influenced by fluctuations in global and local economic conditions, especially in key markets like Australia, the United States, and China. Economic changes, such as shifts in GDP growth, inflation rates, interest rates, capital market accessibility, consumer spending patterns, energy costs, and governmental economic policies, can impact the protein industry and, consequently, our operations. Economic slowdowns globally, nationally, and regionally can reduce consumer confidence and disposable income, potentially lowering demand for our products and impacting our business, operational results, and financial position.
Disruptions and instability in credit and other financial markets and deterioration of national and global economic conditions, could, among other things:
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make it more difficult or costly for us to obtain financing or to refinance our debt;

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cause our lenders to depart from prior credit industry practice and make the granting of any technical or other waivers under our credit agreements more difficult or expensive;

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impair the financial condition of some of our customers, suppliers or counterparties to our derivative instruments, thereby increasing customer bad debts, non-performance by suppliers or counterparty failures, negatively impacting our treasury operations;

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negatively impact global demand for our products; and

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impair the financial visibility of our insurers.

Our expansion into new businesses may present increased risks, including difficulties in managing and integrating operations, or otherwise failing to achieve desired benefits from the acquisition.
Engaging in strategic growth through acquisitions or investments is a key aspect of our business strategy. Over time, we have executed several acquisitions and intend to pursue further opportunities to acquire businesses that complement our operations. However, it is crucial to acknowledge that acquisitions and investments bring forth various financial, managerial, and operational challenges, including but not limited to:
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diversion of management’s attention;

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potential loss of key employees and customers of the acquired companies;

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increases in our expenses and capital requirements;

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failure of the acquired entities to achieve expected results;

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potential disputes with the sellers;

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potential regulatory approvals and related costs required for the acquisition;

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potential divergence in business objectives and strategies

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increased exposure to risks associated with international operations;

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potential impairment losses from goodwill and intangible assets identified in business combinations;

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inability to successfully integrate any acquired entities; and

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our inability to achieve expected synergies and/or economies of scale with the acquired business.

We may encounter heightened exposure to inherent risks associated with acquisitions, such as higher leverage and debt service obligations, which could significantly impact our operational performance, especially in the initial phase post-acquisition. Additionally, we may experience difficulties managing and integrating operations, or otherwise fail to achieve desired benefits from the acquisitions. Further, the process of integrating separate businesses could cause the interruption of, or loss of momentum in, the activities of our existing businesses. Any of the above-mentioned, and other factors, could adversely affect our ability to achieve anticipated cash flows in our acquired operations or realize other anticipated benefits of acquisitions, which could materially and adversely affect our reputation and business operations.
We may face challenges in identifying suitable strategic investment or acquisition targets, or in determining the optimal timing to enter into such transactions to maintain competitiveness and support business growth. Even when appropriate targets are identified, we may be unable to successfully negotiate transaction terms. For companies in which we hold only a minority stake, we lack direct operational control and cannot guarantee their ongoing compliance with applicable laws and regulations. Any material non-compliance by our investee companies could adversely affect our reputation, brand equity, financial condition, and overall business prospects.
Failure to safeguard our reputation and brands could materially and adversely impact our business.
We rely on the strength of our reputation and brands in selling our products. While we have built a solid standing for delivering quality products, our reputation and brands are vulnerable to potential harm from various sources, such as product defects, inadequate customer service, product liability assertions, consumer grievances, or negative media coverage.
Any claims made against us, regardless of their validity, could divert management attention and resources away from core business matters, potentially impacting our business operations and financial performance. Regulatory bodies across different jurisdictions may influence or issue industry rankings for food solutions suppliers, affecting customer perceptions. Unfavorable media attention on product safety, quality, or nutritional value could erode consumer trust in our brands and products, ultimately impacting demand.
We are dependent on our relationships with key suppliers.
During the fiscal year ended December 31, 2023 and the nine months ended September 30, 2024, two of our suppliers each accounted for more than 10% of our total purchases. While we maintain a broad global sourcing network supported by data-driven procurement systems, any operational disruptions these key suppliers experience or termination of these key supplier relationships could affect our operations if alternative sources of raw material supply cannot be secured on comparable terms in a timely manner. Such disruptions could materially and adversely affect our business, financial condition, operational results, and prospects.
We may not be able to ensure that our raw material suppliers are in compliance with all applicable food safety, environmental and labor laws and regulations.
If our suppliers fail to adhere to food safety, environmental, or other regulatory requirements, or if they face allegations of non-compliance, their operations could be disrupted. Any instances of actual or alleged non-compliance may necessitate finding alternative suppliers. Should any supplier fail to meet our quality standards, it could harm our reputation, leading to product recalls, liability claims, and financial losses. Moreover, measures taken to mitigate supply disruptions, such as increasing inventory levels in anticipation of potential interruptions, may also negatively affect our business, financial results, and financial stability.
Any failure to maintain an effective quality control system or to adhere to our quality standards could have a material adverse effect on our business, financial condition, and operating results, as well as our brand and reputation.
Ensuring food safety and maintaining consistent product quality are paramount to our business success. The effectiveness of our quality control system, influenced by various factors like system design, training effectiveness, and employee compliance, directly impacts the uniformity of our products. As we expand or establish new facilities, preserving these standards becomes increasingly challenging. Any lapses in our quality control system or deviations from established protocols could lead to subpar products, potentially harming our reputation, causing delivery issues, and necessitating replacements. Such outcomes could materially and adversely impact our business, financial condition, and operational outcomes.
Further, certain of our customers also impose stringent requirements on our products to adhere to their specific quality standards. Failure to comply may lead to product liability claims, necessitating compensation for affected consumers. Such claims can tarnish our corporate image, erode customer trust, and significantly impact our business, financial standing, and operational performance.
Our sales and reputation may be adversely affected by delays in delivery, poor storage, or mishandling by logistics service providers and third-party supply chain management companies.
Our sales and reputation may be adversely affected by delays in delivery, poor handling, or inefficiencies from our logistics partners and third-party supply chain management companies. We rely on these providers to deliver our products, which can be subject to delays from natural disasters, labor strikes, accidents, and road conditions. Such disruptions can impact product shelf life, breach agreements, and damage our reputation, leading to customer losses and reduced market share.
While we set stringent requirements for sanitation and timely deliveries, we lack direct control over our logistics partners, risking product damage, customer losses, and brand tarnishing. Disputes or terminations with logistics providers can disrupt deliveries, increase costs, and result in customer dissatisfaction. Uncertainties in maintaining or establishing new partnerships for efficient deliveries pose risks to our supply chain reliability and customer satisfaction, potentially harming our business operations and financial results.
Additionally, we depend on third-party supply chain management companies to fulfill orders for foodservice companies and retailers. Any reduction, delay, or cancellation of orders, as well as our ability to maintain positive relationships or establish new partnerships, directly influences our revenue and financial performance. Challenges in managing these supply chain partners can further complicate our operations, with costs potentially exceeding revenue generated from expanding our distribution network.
While we set stringent requirements for sanitation and timely deliveries, we lack direct control over our logistics and supply chain partners, which poses risks to product integrity and customer satisfaction. Non-compliance with sales agreements by these entities could adversely affect our brand reputation, product demand, and relationships with customers and other supply chain partners.

Environmental regulation and related litigation and commitments could have a material adverse effect on our operations.
Our business and production facilities are subject to stringent environmental laws and regulations focusing on waste treatment, emissions control, and waste disposal. Failure to comply with these laws and regulations may result in significant consequences to us, including administrative, civil, and criminal penalties, liability for damages, and negative publicity. Some requirements may also be enforced by citizen groups, environmental lobby groups or other third parties. Beyond regulatory compliance, there is a growing expectation from investors and society for proactive environmental stewardship and sustainable practices. Failure to meet these broader expectations could also lead to diminished investor confidence and reputational harm. In addition, new environmental issues could arise in the future, leading to currently unanticipated investigations, assessments, costs or expenditures.
If we are unable to attract, hire, train or retain our core management team and other key personnel, it could have a negative impact on our business, financial condition or results of operations.
Our success depends on the expertise and commitment of our management team, who bring deep industry expertise spanning food processing, product development, acquisitions, and strategic investments. These leaders are pivotal in executing our strategic vision. Moreover, we face competition for talent in our major markets, including Australia, the United States, and China, and recruiting and retaining talent pose ongoing challenges. The departure of key individuals or difficulties in securing and nurturing talent could significantly impact our business, financial condition, operational results, and prospects.
Information technology is key to our operations. Any system failures or disruptions pose significant operational risks.
Information technology plays a critical role in our business operations, aiding in data management, enhancing production efficiencies, and facilitating financial reporting and regulatory compliance. Our IT systems face various risks, including potential damage during software upgrades, network failures, cyberattacks, and natural disasters. Despite security measures, vulnerabilities exist that could disrupt operations if systems fail or are compromised. Such disruptions could significantly impact our business, financial condition and operational results.
In addition, the storage of highly confidential information, including product details, on our IT systems presents a significant security risk. In the event of a breach through physical or electronic means, such as cyberattacks or unauthorized access, there is a potential for theft or destruction of sensitive data. Any security incident leading to the misappropriation or unauthorized disclosure of confidential information regarding our suppliers, customers, or other stakeholders could result in severe consequences. These repercussions may include civil and criminal penalties, reputational damage, and liabilities to various parties, including government authorities. Any of these developments could have an adverse impact on our business, financial condition, and operational results. In addition, if we are unable to prevent security breaches, we may suffer financial and reputational damage or penalties.
We may not be able to adequately protect our intellectual property rights, which could harm the value of our brands and materially and adversely affect our business.
Our continued success and growth depend upon our ability to protect our intellectual property rights. See “Business — Intellectual Property” for details. While we believe our existing intellectual property rights and pending applications offer adequate protection, uncertainties exist regarding approval, enforcement, and challenges from third parties. If our protective measures and legal safeguards are insufficient, we may face challenges from competing products leveraging our intellectual property.
Furthermore, we face the risk of disputes, claims, or litigation related to our intellectual property or that of third parties, potentially resulting in operational disruptions and managerial distractions. Inadvertent infringement of third-party rights is also a concern. The associated costs of such legal issues could be substantial, impacting our reputation, brand equity, financial condition, and overall business prospects. Safeguarding our intellectual property demands ongoing investment in legal services, monitoring systems, and enforcement actions. These protective measures, while essential for our long-term growth, may increase our operational costs and affects our results of operations.
We may not be able to identify or prevent fraud or other misconduct committed by our employees, customers, or other third parties.
In the course of our operations, we may encounter challenges in identifying and preventing fraud or misconduct by employees, customers, or third parties, potentially leading to financial losses, legal claims, regulatory scrutiny, or harm to our reputation. Despite the internal controls we have in place, we cannot guarantee that they are entirely effective in preventing or managing employee or customer behavior, detecting fraud, ensuring compliance with laws and regulations, or deterring misconduct. Instances of fraud, non-compliance, or misconduct could negatively impact our reputation, business operations, and financial performance.
We have established risk management and internal control systems, including financial reporting processes, compliance rules, and risk mitigation measures tailored to our operations. While we continuously strive to enhance these systems, we cannot guarantee their effectiveness in ensuring accurate financial reporting and preventing fraud. Given that the success of these systems depends on employee implementation, there are inherent risks associated with human error or oversight, despite internal training efforts. Failure to update, implement, or adequately support these systems could have a material adverse impact on our business, financial condition, and performance.
We may not have adequate insurance coverage.
We have maintained insurance coverage from external insurers. However, there is a possibility that incidents or claims in the countries where we operate may not fall under our existing insurance policies or may not be adequately covered by them. In the event of accidents or claims that are not covered or are insufficiently covered by our insurance, our business, financial condition, operational results, and growth prospects could be materially and adversely impacted.
We may be involved in claims and litigations in our ordinary course of business.
We may be involved in claims and litigations involving our products, services, and business practices. These may include product liability issues, workplace incidents, contractual disputes, or labor matters, among other matters, all of which require management attention and financial resources. These litigations may also extend to class actions, particularly in the United States, involving consumers, shareholders, employees, or individuals harmed, along with claims linked to commercial, labor, employment, competition, securities, or environmental concerns. The unpredictable nature of litigation trends, associated costs, and outcomes poses a challenge, and adverse developments in these areas could impact our financial performance negatively. In instances where negotiations fail to resolve disputes, protracted and costly legal battles may ensue. Adverse judgments could result in substantial financial liabilities and expose us to governmental penalties, including fines and operational restrictions.
Further, we may suffer negative publicity resulting from such claims. Failure to effectively address or counteract such negative publicity or reputational harm could lead existing or prospective customers to cast doubts about the safety and quality of our products and services. This may also impede our ability to maintain strong customer relationships, attract new clients, and venture into new markets. Moreover, managing the fallout from such situations could divert management attention from critical business operations. We cannot guarantee immunity from future liability claims or that successful claims would not significantly and unfavorably affect our business outlook, financial performance, and reputation.
Personal injuries, damage to property, or accidents may occur in our facilities.
We utilize various machinery and equipment in our production processes, including automated guided vehicles (AGVs), steam cabinets, high-pressure autoclaves, and low-temperature cooking machinery. Despite implementing proper handling procedures, these machines pose inherent risks and could potentially cause accidents and harm to our employees. While we prioritize workplace health and safety through standard protocols and employee trainings, we cannot completely eliminate the risk of accidents stemming from human error or external factors beyond our control, requiring ongoing investment in safety measures and risk management strategies. In addition, we have to consistently maintain stringent safety measures, continually enhance employee training, and implement robust risk management strategies to minimize the occurrence and mitigate the consequences of industrial accidents, which require our continuous devotion of financial resources and management attention.
We are required to comply with workplace safety regulations in the countries where we operate, including Australia’s work health and safety laws, the United States Occupational Safety and Health Act, and the Production Safety Law of the PRC. Our failure to comply with applicable laws and regulations that govern workplace safety and compliance could also materially affect our business and results of operations. We incur capital and operating expenditures and other costs in the ordinary course of business in complying with applicable laws and regulations, and could incur penalties and fines in the future.
While we invest substantial resources in occupational health and safety programs, the various industries in which we provide our products and solutions involve a high degree of operational risk, and there can be no assurance that we will avoid significant liability. We have had employee injuries in the past, and our employees may suffer additional injuries or fatalities in the future despite taking reasonable precautions. Serious accidents may subject us to substantial penalties, civil litigation or criminal prosecution. Personal injury claims for damages, including for bodily injury or loss of life, could result in substantial costs and liabilities, which could materially and adversely affect our financial condition, results of operations or cash flows. In addition, if our safety record were to deteriorate, or if we were to suffer substantial penalties or criminal prosecution for violation of health and safety regulations, customers could cancel existing contracts and not award future business to us, which could materially adversely affect our liquidity, cash flows and results of operations. If we were not able to successfully resolve such issues, our ability to service our customers could be damaged, which could lead to a material adverse effect on our results of operations, cash flows and liquidity. Consequently, our reputation, brand integrity, business operations, financial condition, and overall financial condition could face significant adverse impacts.
We are subject to various laws, rules, regulations and guidelines relating to data privacy and security governing the use and processing of personal information.
Our business may involves the collection, processing, and utilization of information, including personal data obtained through online interactions and business contacts. We are subject to a complex web of laws, directives, industry standards, and regulations concerning data privacy and security across the jurisdictions where we operate. Compliance with evolving data privacy laws in Australia, the United States, China and other relevant jurisdictions is crucial for our current and future marketing initiatives.
Given the intricate nature of privacy laws, particularly concerning sensitive data categories and tracking technologies, ensuring full compliance remains a challenge. The evolving compliance and operational demands could cause substantial costs for us, including expenses linked to organizational adjustments, enhanced protection technologies, staff training, and consulting services, which may increase over time. Adhering to these requirements may necessitate alterations to our data processing strategies and policies, potentially diverting management focus and resources from other initiatives, thereby potentially impacting our financial performance, operational stability, and cash flows. Any failure to comply with federal, state, or foreign data privacy and security laws could harm our reputation and relationships with partners and consumers, leading to regulatory actions, partner or consumer litigation, including class actions, resulting in fines, penalties, corrective actions, legal costs, operational changes, and reputational damage, all negatively affecting our financial standing and operational outcomes.
Further, we disclose our privacy policies and practices regarding personal information handling on our websites and furnish similar policies to our employees. Despite our efforts to align with legal requirements and uphold our commitments, instances of non-compliance or allegations may arise. The dissemination of privacy assurances and statements could expose us to governmental or legal repercussions if found deceptive, unfair, or misrepresentative of our actual data practices.
Our performance depends on favorable labor relations with our employees and our compliance with labor laws. Any deterioration of those relations or increase in labor costs could adversely affect our business.
As of September 30, 2024, we had 5,512 employees worldwide. Our business is exposed to risks associated with employee relations, where maintaining favorable labor conditions is crucial for operational continuity.

Labor disputes due to deteriorating relations could disrupt production. Rising labor costs in the countries where we operate necessitate competitive compensation packages to attract and retain skilled personnel. Shortages, cost escalations, or strained labor relations could significantly harm our business performance and financial standing.
The average wage in the countries where we operate has increased in recent years and may continue to grow. The average wage level for our employees has also increased in recent years. Unless we are able to pass on these increased labor costs to our customers, our profitability and results of operations may be adversely affected. In addition, we are subject to strict regulatory requirements governing labor contracts and paying various statutory employee benefits, including pensions, housing funds, medical insurance, work related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees.
Our operations and production may be interrupted by difficulties due to mechanical failures, utility shortages or stoppages, fire, acts of God, or other calamities at or near our facilities.
We rely on machinery and equipment for production across operations in Australia, the United States, and China. Potential mechanical failures could greatly disrupt our production processes, leading to significant repair or replacement costs. Any issues with critical machinery in our facilities could severely impact production, incurring substantial expenses and potentially halting operations, adversely affecting our business performance.
Moreover, our operations depend on a consistent supply of utilities like electricity, water, and gas. Shortages or disruptions in these essential utilities could result in facility shutdowns mandated by local authorities, disrupting production, utilization rates, and order fulfillment. Additionally, unforeseen incidents such as explosions, fires, natural disasters, or extreme weather could damage facilities, disrupt transportation, and impact raw material supplies, leading to significant operational disruptions. Failure to adequately mitigate these risks or respond effectively could have adverse effects on our business, financial condition, and operational results.
Outbreaks of diseases, including animal diseases and adverse publicity related to such diseases, can significantly affect our production, supply of raw materials, demand for our products, our business and our results of operations.
We are subject to risks relating to our ability to maintain animal health and control diseases. Animal diseases can reduce the number of animals reared and produced by the feedlots we partner with, hamper the growth of cattle and other animals to finishing size, require the quarantine or disposal of infected cattle delivered to us and, in extreme cases, extermination of large quantities of animals and products. Any animal disease or health concern could also cause customers to lose confidence in the safety and quality of our products. Therefore, any occurrence of serious animal diseases or epidemics, may adversely impact our production, the supply of our raw materials, and consumer confidence in all of our food products and relevant operating divisions.
The impact of a disease outbreak on our business would be particularly severe if the disease is contagious. An epidemic in our operational or export markets could significantly and negatively affect our operations, leading to personnel losses, property damages, reduced product demand, and disruptions to supplier and customer operations. Temporary or extended closures of our production or processing facilities might be necessary to contain and prevent further disease spread, potentially causing operational disruptions.
Climate change, adverse weather conditions, greenhouse effects, and concerns about animal welfare and activism may adversely impact our operations and markets.
There is a growing consensus among political and scientific communities that greenhouse gas emissions are significantly impacting global climate patterns. Climate change poses physical risks such as rising sea levels, altered weather conditions, and extreme weather events, all of which could materially affect our operational results, financial condition, and liquidity.

We are subject to regulations concerning climate change, compliance with which may be challenging and costly. Various stakeholders, including government bodies, legislators, regulators, shareholders, and non-governmental organizations, are actively exploring ways to mitigate greenhouse gas emissions. Meeting these regulations may require us to incur higher energy, environmental, and capital expenses to adhere to existing or forthcoming emission restrictions. Moreover, we may face escalating expenses related to defending legal claims and litigation concerning climate change impacts attributed to our operations.
In addition, natural disasters, bioterrorism, pandemics, droughts, erratic rainfall, or extreme weather events could harm animal health, disrupt operations, and impact our supply chain due to power outages, fuel shortages, damage to facilities, or transportation disruptions. Heightened concerns about animal welfare and increased activism from animal rights groups may lead to reputational harm, supply chain scrutiny, operational disruptions, and stricter regulatory standards, all of which could increase compliance costs and negatively affect our business and financial performance. Additionally, the potential for disruptions in our information systems may further compound adverse effects on our financial outcomes.
Risks Relating to the Countries in Which We Operate
Disruptions in international markets, supply chain and distribution channels could adversely affect our business.
Recent years have seen our industry grappling with supply chain disruptions, transport issues, labor constraints, and shifting global economic conditions, all of which have had and may continue to have substantial effects on our operations and financial performance. Market volatility, reduced consumer spending, economic downturns, energy shortages, and escalating energy expenses have historically posed challenges for us, our suppliers, customers, and product consumers, potentially impeding our profitability. These disruptions have hindered ingredient sourcing, production, and distribution processes, while also complicating our customers’ ability to forecast and plan product purchases effectively, potentially diminishing our business and financial viability.
We rely on a compliance system to prevent irregularities in business activities. Failure to comply with anti-corruption regulations, economic sanctions programs, anti-money laundering laws, international trade controls and other applicable rules could result in fines, criminal penalties and an adverse effect on our business.
We operate and sell products in, and source materials from, a number of countries throughout the world. We are subject to the risk that we, our officers, managers, directors, employees and agents may take action determined to be in violation of anti-corruption laws, including the U.S. Foreign Corrupt Practices Act of 1977 and others. Our employees may be tempted to win business using illegal practices, in particular corruption, certain sales incentives or violation of antitrust laws. In addition, we are required to comply with various economic and trade sanctions programs, including those administered by the United Nations Security Council and the United States, including its Office of Foreign Assets Control, U.S. Department of the Treasury. These programs restrict us from conducting certain transactions or dealings involving certain sanctioned countries or persons.
The U.S., E.U. and other governments have adopted various financial, economic and trade sanctions programs as well as export/import controls, which impose varying degrees of restrictions on dealings with certain countries and regions as well as specific entities and persons. These sanctions programs and export/import controls evolve and expand frequently and it is not possible to predict with a reasonable degree of certainty how the regulations may develop or if we may become the target of these sanctions, export, or import controls or other international trade controls. Compliance with the sanctions and trade laws and regulations could affect the sourcing and availability of the raw materials used in the manufacturing of certain of our products, as well as the sales of certain of our products across the globe. Additionally, because of our complex supply chain operations and extensive geographic footprints, we may face regulatory challenges in complying with applicable sanctions and trade regulations and reputational challenges with our consumers, investors, business partners and other stakeholders if we are unable to sufficiently verify the origins for the materials used in the products we sell or if we sell our products to sanctioned markets or entities, which could potentially result in material regulatory liabilities, damage our reputation or otherwise adversely impact our business.

Political and economic conditions, including the ongoing conflicts between Ukraine and Russia and political tension in the Middle East, and the resulting government policies may adversely affect our ability to do business in certain markets. Given the complex and evolving geopolitical conditions among countries where we source or sell our products, the extent and duration of such geopolitical tensions, including resulting sanctions, increased tariffs and market disruptions, are impossible to predict, but could be significant. Additionally, any such disruptions, resulting sanctions or other actions may magnify the impact of other risks factors discussed in this prospectus.
We are in the process of implementing policies and procedures designed to ensure compliance by us and our directors, officers, employees, representatives, consultants, agents and business partners with applicable anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions, export and import controls and similar laws and regulations. However, our policies and procedures may not be sufficient and our directors, officers, employees, representatives, consultants, agents, and business partners could engage in improper conduct for which we may be held responsible.
Non-compliance with anti-corruption, anti-bribery, anti-money laundering or financial and economic sanctions, export, import, and other international trade controls laws could subject us, our affiliates and business partners, including suppliers, to whistleblower complaints, adverse media coverage, investigations, and severe administrative, civil and criminal sanctions, collateral consequences, remedial measures and legal expenses, all of which could materially and adversely affect our business, results of operations, financial condition and reputation. In the future, if we, our affiliates or business partners become subject to administrative, civil and criminal fines and penalties, collateral consequences, sanctions, remedial measures and legal expenses, our business, results of operations, financial condition and reputation will be negatively affected. In addition, changes in economic sanctions and import/export laws in the future could adversely impact our business and investments in our shares.
Although we currently maintain our internal policies and procedures, which are designed to ensure compliance with applicable anti-corruption laws and sanctions regulations, there can be no assurance that such policies and procedures will be sufficient or that our employees, directors, managers, officers, partners, agents and service providers will not take actions in violation of our policies and procedures (or otherwise in violation of the relevant anti-corruption laws and sanctions regulations) for which they or we may ultimately be held responsible. Violations of anti-corruption laws and sanctions regulations could lead to criminal or financial penalties being imposed on us, limits being placed on our activities, authorizations or licenses being revoked, damage to our reputation and other consequences that could have a material adverse effect on our business, financial condition and results of operations. Furthermore, detecting, investigating and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management. Litigation or investigations relating to alleged or suspected violations of anti-corruption laws or sanctions regulations could also be costly. We cannot guarantee that our compliance and internal controls will protect us against actions taken by our officers, managers, directors, employees and agents that might be determined to be in violation of law.
Our operations are extensively regulated by governments in the markets where we operate, and are subject to various license and permit requirements.
Our processing and production facilities, as well as the packaging, storage, sales, exporting, advertising, and labeling of our products, are subject to extensive legal and regulatory food safety requirements by relevant authorities in countries in which we operate. These regulatory bodies have broad discretion and authority to regulate many aspects of our operations, including cattle processing, meat processing, production and sales, and meat import industries, including setting hygiene and safety standards for production, quality standards for meat products and environmental requirements on the treatment of primarily processed cattle, and sewage and wastes. As a premium food solutions provider, we are required to obtain and maintain various governmental approvals, licenses, permits, and filings, and comply with applicable hygiene and food safety standards in order to operate our business. For example, failure to comply with regulations related to real property ownership and leasing, employee benefits administration, institutional food catering, and fire safety protocols may adversely affect our operations. Moreover, regulatory bodies worldwide may issue recommendations or maintain industry rankings for food solutions suppliers, impacting our relationships with customers.

Future material changes in regulations relating to our business and operations could also result in increased operating costs or affect our ordinary operations, which could have a material adverse effect on our operations and our financial results. Any failure to secure necessary permits and licenses, or to maintain favorable positions in industry rankings overseen by governmental bodies, could impede our ability to serve current customers, meet product demands, launch new products, build or expand facilities, or pursue acquisitions. Non-compliance with applicable laws and regulations, particularly those pertaining to food and workplace safety, could lead to termination of customer contracts, losses of business opportunities, and regulatory actions such as fines, injunctions, recalls, asset seizures, or criminal penalties. These outcomes have the potential to significantly harm our business, financial stability, operational results, and prospects.
We rely on dividends paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our operating subsidiaries in Australia, the United States, and China to pay dividends to us could have a material adverse effect on our ability to pay dividends to our shareholders.
As a holding company incorporated in the Cayman Islands, our ability to pay dividends to shareholders depends on the dividends received from our subsidiaries in Australia, the United States, and China. If our subsidiaries incur debt or experience financial losses, their capacity to distribute dividends may be impaired, which could constrain our ability to pay dividends. Additionally, various regulatory restrictions in the jurisdictions where our subsidiaries operate may limit dividend distributions, impose currency controls, or restrict the transfer of funds across borders. Furthermore, local capital maintenance requirements, exchange rate fluctuations, and tax regulations could affect the amount of dividends we receive. These factors, individually or combined, could constrain our ability to pay dividends to shareholders.
Certain judgments obtained against us by our shareholders may not be enforceable.
While we are incorporated in the Cayman Islands, a substantial portion of our assets, and a substantial portion of the assets of our directors are located outside of the United States. In addition, all of our directors and executive officers reside outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, Australia, China and other jurisdictions besides the United States may render you unable to enforce a judgment against our assets or the assets of our directors and executive officers. For more information, see “Enforceability of Civil Liabilities.”
Fluctuations in foreign currency exchange rates could harm our results of operations.
Because we conduct a significant and growing portion of our business in currencies other than the U.S. dollars but report our consolidated financial results in U.S. dollars, we face exposure to fluctuations in currency exchange rates. As exchange rates vary, revenue, cost of sales, operating expenses, other income and expense, and assets and liabilities, when translated, may also vary materially and thus affect our overall financial results. We may enter into hedging arrangements to manage foreign currency translation, but such activity may not completely eliminate fluctuations in our operating results due to currency exchange rate changes. Hedging arrangements are inherently risky, and we do not have experience establishing hedging programs, which could expose us to additional risks that could adversely affect our financial condition and operating results.
Our international operations involve inherent risks which could result in harm to our business.
Our operations are exposed to the typical risks associated with global trade and international business dealings, such as compliance with foreign laws, variations in consumer preferences across regions, political instability, supply chain disruptions, and fluctuations in economic conditions in countries where we manufacture or sell products. Potential legislative measures restricting outsourcing practices or imposing tariffs on goods produced outside the United States could necessitate operational adjustments and negatively impact our business, financial performance, and the price of our ADSs.
Various factors, including market access, product demand, accounts receivable collection, raw material procurement, manufacturing processes, logistics, workforce management, and overall business costs, could be influenced by such developments and evolving regulations. In the event of these scenarios materializing, significant disruptions may occur, adversely affecting our financial condition, operational outcomes, and cash flows.
There remain some uncertainties as to whether we will be required to obtain approvals from PRC authorities to list on the U.S. exchanges and offer securities in the future, and if required, we cannot assure you that we will be able to obtain such approval.
Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas, including increasing enforcement against illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structures, adopting new measures to conduct cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. For example, on February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Administrative Measures”) and five supporting guidelines (collectively, the “CSRC Filing Rules”), which came into effect on March 31, 2023. According to the CSRC Filing Rules, an issuer will be required to go through the filing procedures under the CSRC Filing Rules if the following criteria are met at the same time: (a) 50% or more of the issuer’s operating revenue, total profits, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year are accounted for by PRC domestic companies, and (b) the main parts of the issuer’s business activities are conducted in China, or its main places of business are located in China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in mainland China. The CSRC Filing Rules also stated that the applicability of these rules to the issuer will be determined in accordance with the principle of “substance over form.”
As advised by our PRC counsel, we are not required to obtain regulatory approval from the CSRC or go through the filing procedures under the CSRC Filing Rules before our ordinary shares can be listed or offered in the United States primarily because (i) the main parts of our business activities are conducted outside China, and our main places of business are located outside China, and (ii) most of our senior managers in charge of our business operation and management are not domiciled in China or non-PRC citizens. Nevertheless, there remains uncertainty as to how it will be interpreted or implemented. Therefore, we cannot assure you whether we will be subject to such filing requirements for this contemplated offering and listing in the United States and our securities offering in the future, and if we do, we will be able to get clearance from the CSRC in a timely manner, or at all.
There remains uncertainty as to what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. Changing regulatory requirements and any failure by us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer the ordinary shares, cause significant disruption to our business operations, severely damage our reputation, materially and adversely affect our financial condition and results of operations, and cause the ordinary shares to significantly decline in value or become worthless.
Risks Relating to Financial, Accounting and Tax Matters
Our operations are capital intensive, and failure to maintain sufficient working capital may have an adverse effect on our business.
Our operations are characterized by a need for substantial working capital, particularly for procuring grain-fed cattle and other raw materials essential for production. In our Australian operations, feedlot partners typically expect payment for supplied grain-fed cattle within around 16 days post-slaughter. Moreover, additional working capital will be essential to sustain our long-term operations and facilitate expansion initiatives. These endeavors entail considerable working capital demands, and there is a possibility that our investments may not yield returns promptly or at all. The working capital demands and cash flow generated from our future operational endeavors, if any, will fluctuate across different periods.
We may require additional funding to finance our operations and business expansion plans, which may not be available on terms acceptable to us or at all. If we fail to maintain sufficient working capital for our operations, to ensure timely collection of accounts receivables, or to obtain bank loans and financing, our financial position may be adversely affected. As a result, our ability to implement our business strategies may be impaired, which could adversely affect our growth, prospects, and our results of operations. We may be unable to implement our long-term business plan, further expand our facilities and production capabilities, take advantage of future opportunities or maintain our competitive advantage.
Any future bank borrowings or other debt financing that we obtain may contain covenants that may, among other things, restrict our ability to pay dividends, obtain additional financing, create liens and encumbrances, merge, dissolve, liquidate, or consolidate, dispose of or transfer assets, and may result in higher leverage and finance costs. If we fail to comply with these covenants, our lenders could declare a default and take actions, including requiring immediate repayment of amounts outstanding, which would have a material adverse effect on our liquidity, financial condition, and ability to operate. While we have historically sought and obtained waivers from our lenders for covenant breaches, there can be no assurance that such waivers will be available in the future on acceptable terms or at all. Servicing these types of debt obligations and complying with their covenants could also prove burdensome to our operations. If we fail to service such debt obligations, we could be in default and our liquidity and financial condition could be materially and adversely affected.
If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our operating results could be adversely affected.
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on a set of underlying data that may include our historical experience, knowledge of current events and conditions and on other factors that we believe to be reasonable under the circumstances at the time of the estimate, as provided in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies, Judgments and Estimates.” The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities and equity, and the amount of revenue and expenses that are not readily apparent from other sources. Significant assumptions and estimates used in preparing our consolidated financial statements include those related to impairment of goodwill and intangible assets with indefinite useful lives If our assumptions evolve or actual conditions deviate from our initial expectations, it could negatively impact our operating outcomes. Such occurrences might lead to our operating results falling short of the forecasts made by securities analysts and investors, potentially resulting in a decrease in the price of our ADSs.
Share-based compensation expenses may cause shareholding dilution to our existing shareholders and potentially have a material and adverse effect on our financial performance.
We have adopted a share incentive plan to grant share awards to provide incentives or rewards to eligible participants for their contribution to us. For details, see “Management — Share Incentive Plan.” The adoption of share incentive plans may lead us to incur share-based compensation expenses in the future. To further incentivize our employees to contribute to us, we may grant additional share-based compensation in the future. Issuance of additional shares with respect to such share-based payment may dilute the shareholding percentage of our existing shareholders. Expenses incurred with respect to such share-based compensation may also have a material and adverse effect on our financial performance.
We have identified material weaknesses in our internal control over financial reporting. If we are unable to remediate the material weaknesses or if we identify additional material weaknesses in the future or otherwise fail to develop and maintain effective internal control over financial reporting, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect our business.
In preparing and auditing our consolidated financial statements as of and for the year ended December 31, 2023, we and our independent registered public accounting firm identified the following material weaknesses in our internal control over financial reporting. As defined in the standards established by the Public Company Accounting Oversight Board of the United States, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified related to (i) our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address U.S. GAAP accounting issues and related disclosures, and (ii) the failure to establish formal policies and procedures on relevant general information technology controls in certain subsidiaries. Specifically, (a) the authorization and monitoring controls of privileged accounts were not designed and operated adequately to ensure the segregation of duties and to prevent / monitor incompatible operations of privileged accounts; (b) program and configuration change management controls were not designed and operated adequately to ensure that IT program and configuration changes affecting IT applications and underlying data are identified, tested, authorized and implemented.
To address the material weaknesses identified in our internal controls, we are in the process of implementing the following measures: (i) for the lack of sufficient accounting and financial reporting personnel with requisite knowledge and experience in application of U.S. GAAP and SEC rules, we are (a) hiring additional accounting and financial reporting personnel with U.S. GAAP and SEC reporting experience, (b) expanding the capabilities of existing accounting and financial reporting personnel through continuous training and education in the accounting and reporting requirements under U.S. GAAP, and SEC rules and regulations, (c) developing, communicating and implementing an accounting policy manual in accordance with U.S. GAAP for our accounting and financial reporting personnel for recurring transactions and period-end closing processes, and (d) establishing effective monitoring and oversight controls to identify non-recurring and complex transactions to ensure the accuracy and completeness of our consolidated financial statements and related disclosures; (ii) for the deficiencies in general information technology controls, we are (a) segregating administrative responsibilities, enforcing the principle of least privilege, and implementing regular independent reviews of superuser activities, and (b) formalizing a change management process, including maintaining detailed change logs and requiring thorough documentation and approvals at each stage to ensure IT changes are properly managed. However, we cannot assure you that the measures we have taken to date, and actions we may take in the future, will be sufficient to remediate the material weakness in our internal control over financial reporting or that they will prevent or avoid potential future material weaknesses. The costs of the remediation efforts to date have not been material, and we do not currently anticipate any material cash requirements in connection with the remediation efforts related to the material weaknesses.
Upon completion of this offering, we will be subject to Section 404 of the Sarbanes-Oxley Act of 2002 which will require us to furnish annually a report by management on the effectiveness of our internal control over financial reporting commencing with our second annual report on Form 20-F. In addition, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting in our second annual report on Form 20-F. If we fail to achieve and maintain an effective internal control environment, the accuracy and timing of our financial reporting may be adversely affected and we may fail to meet our reporting obligations, which may cause investors to lose confidence in the accuracy and completeness of our financial reporting and our share price may decline as a result. We could also become subject to investigations by the stock exchange on which our securities are listed, the SEC or other regulatory authorities, which could require additional financial and management resources.
There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could subject U.S. investors in our ADSs or ordinary shares to significant adverse U.S. federal income tax consequences.
A non-U.S. corporation will be classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year if, after applying applicable look-through rules, either (i) at least 75% of its gross income for such year is passive income; or (ii) at least 50% of the value of its assets (determined based on a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income.
For this purpose, passive income generally includes dividends, interest, royalties and rents (other than certain royalties and rents derived in the active conduct of a trade or business and not derived from a related person). In addition, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

Based on the historical value of our assets, the composition of our income and assets and the nature of our business operations, and the expected price of the ADSs in this offering, we do not believe we were a PFIC for our taxable year ended December 31, 2024. However, the determination of PFIC status is based on an annual determination, involves extensive factual investigation, including ascertaining the fair market value of all our assets on a quarterly basis and the character of each item of income that we earn, and is subject to uncertainty in several respects. Accordingly, we cannot assure you that we will not be treated as a PFIC for our current taxable year ending December 31, 2025, or for any future taxable year or that the United States Internal Revenue Service will not take a contrary position.
Changes in the composition of our income or composition of our assets may cause us to become a PFIC. The determination of whether we will be a PFIC for any taxable year may depend in part upon the value of our goodwill not reflected on our balance sheet (which may depend upon the market value of the ADSs from time to time, which may be volatile) and also may be affected by how, and how quickly, we spend our liquid assets and the cash raised in this offering. It is also possible that the United States Internal Revenue Service may challenge our classification or valuation of our goodwill, which may result in our being or becoming a PFIC for the current or one or more future taxable years.
If we are a PFIC for any taxable year during which a U.S. Holder (as defined in “Taxation — Certain Material United States Federal Income Tax Considerations”) holds our ADSs or our ordinary shares in the offering, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Taxation — Certain Material United States Federal Income Tax Considerations — Passive Foreign Investment Company Considerations.”
We could be subject to changes in tax laws, tax regulations and tax treaties, including their interpretation and application, in the countries in which we operate, which could result in additional tax liabilities or increased volatility in our effective tax rate.
We are subject to the tax laws in the Cayman Islands, Australia, the United States, the PRC and numerous other jurisdictions. Given the dynamic nature of economic and political conditions, tax laws, regulations, and treaties are subject to significant modifications, interpretations, and applications across jurisdictions. Our income is derived from multiple countries worldwide, thereby making us accountable to the tax regulations of these regions. Recent reforms and changes in tax laws, regulations, and treaties have been observed in several jurisdictions. For example, the Organisation for Economic Co-operation and Development has announced that it has reached agreement among its member countries to implement a global minimum tax at 15% for certain multinational enterprises. Some countries have issued laws and regulations to conform to this regime that became effective as of January 1, 2024. Numerous jurisdictions are contemplating further revisions to their tax frameworks. The adoption of these proposals could substantially influence the taxation of our operational earnings within these jurisdictions. While the exact nature and adoption of these proposals remain uncertain, certain proposals, if implemented, could negatively impact our income tax expenses and cash flows. Additionally, parts of our operations benefit from reduced tax rates or tax exemptions through tax holidays and rulings. We also leverage tax rulings and agreements to ensure clarity in the treatment of specific tax issues. The tax holidays, rulings, and agreements we rely on may expire partially or entirely over time. Extensions are possible if specific conditions are fulfilled, while termination may occur if conditions are not met. The conclusion or termination of any tax holidays, rulings, or agreements, or alterations in the conditions governing them, could impact our effective income tax rate negatively.
Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate our auditor.
The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020 and amended by the Consolidated Appropriations Act, 2023 enacted on December 29, 2022. The amended HFCAA states if the Public Company Accounting Oversight Board (the “PCAOB”) determines that it is unable to inspect or investigate completely our auditor for two consecutive years because of the position taken by authorities in a foreign jurisdiction, our shares or ADSs shall be banned from being traded on a national securities exchange or in the over-the-counter trading market in the United States. The Consolidated Appropriations Act, 2023 reduced the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two years.

On December 16, 2021, the PCAOB issued its report notifying the SEC of its determination that it was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms.
Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a “Commission-Identified Issuer” following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a “Commission-Identified Issuer” for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless.
Risks Relating to Our ADSs and This Offering
An active trading market for the ADSs may not develop and the trading price for the ADSs may fluctuate significantly.
The ADSs will be traded on the Nasdaq Stock Market. Prior to the completion of this offering, there has been no public market for the ADSs, and we cannot assure you that a liquid public market for the ADSs will develop. If an active public market for the ADSs does not develop following the completion of this offering, the market price and liquidity of the ADSs may be materially and adversely affected. The initial public offering price for the ADSs was determined by negotiation between us and the underwriters based upon several factors, and we can provide no assurance that the trading price of the ADSs after this offering will not decline below the initial public offering price. As a result, investors in our securities may experience a significant decrease in the value of their ADSs.
The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.
The trading price of the ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may occur due to broad market and industry factors, including the performance and fluctuation of the market prices of other cuisine brands that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including but not limited to the following:
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variations in our quarterly or annual revenue, earnings and cash flow;

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announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

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changes in financial estimates by securities analysts;

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detrimental adverse publicity about us or the industry in which we operate;

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additions or departures of key personnel;

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release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

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potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which the ADSs will trade.

Historically, shareholders of public companies have frequently initiated securities class action lawsuits against these companies following periods of volatility in the market price of their securities. Engaging in a class action suit could divert a substantial portion of our management’s focus and resources away from our business operations, necessitating significant expenses to defend the suit, which could detrimentally impact our operational results. Regardless of the outcome, such a lawsuit could tarnish our reputation and impede our ability to secure capital in the future. Moreover, if a claim against us is successful, we may face substantial damages, potentially leading to a significant adverse effect on our financial standing and operational outcomes.
If securities or industry analysts cease to publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline.
The trading market for our ADSs will be influenced by research or reports that industry or securities analysts publish about our business. Downgrades of our ADSs or ordinary shares by one or more covering analysts could potentially lead to a decline in the market price of our ADSs or ordinary shares. If these analysts stop covering our company or reduce the frequency of publishing reports, we may experience reduced visibility in the financial markets, potentially resulting in a decrease in the market price or trading volume of our ADSs or ordinary shares.
Techniques employed by short sellers may drive down the market price of the ADSs.
Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.
It is not clear what effect such negative publicity could have on us. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations, and any investment in the ADSs could be greatly reduced or even rendered worthless.
Our principal shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders and ADS holders.
Upon the completion of this offering, assuming that the underwriters do not exercise their option to purchase additional ADSs, Ananta Trust will own       % of our outstanding shares, and Hosen Capital will own       % of our outstanding shares. As the principal shareholders of our company, Ananta Trust and Hosen Capital may have substantial influence over our business, including matters relating to our management, policies and decisions regarding acquisitions, mergers, expansion plans, consolidations and sales of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of us, which could deprive other shareholders or ADS holders of an opportunity to receive a premium for their ADSs or shares as part of a sale of our company and might reduce the price of our ADSs or shares. These events may occur even if they are opposed by our other shareholders. In addition, the interests of Ananta Trust or Hosen Capital may differ from the interests of our other shareholders and ADS holders, and it is possible that Ananta Trust or Hosen Capital may exercise substantial influence over us and cause us to enter into transactions or take, or fail to take, actions or make decisions that conflict with the best interests of our other shareholders and ADS holders.
The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct how the ordinary shares represented by your ADSs are voted.
Holders of ADSs do not have the same rights as our registered shareholders. As a holder of ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights attached to the ordinary shares underlying your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Where any matter is to be put to a vote at a general meeting, then upon receipt of your voting instructions, the depositary will try, as far as is practicable, to vote the underlying ordinary shares represented by your ADSs in accordance with your instructions. However, you cannot directly participate in voting for the underlying ordinary shares unless you withdraw the shares, become their registered holder before the general meeting’s record date, and then exercise your voting rights.
When a general meeting is convened, you may not receive sufficient advance notice of the meeting to withdraw the ordinary shares represented by your ADSs and become the registered holder of such shares to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our post-offering articles of association that will become effective immediately prior to completion of this offering, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the underlying ordinary shares represented by your ADSs and from becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. Where any matter is to be put to a vote at a general meeting, upon our instruction the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying ordinary shares represented by your ADSs.
In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the underlying ordinary shares represented by your ADSs are voted and you may have no legal remedy if the underlying ordinary shares represented by your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.
Because our initial public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.
If you purchase ADSs in this offering, you will pay more for your ADSs than the amount paid by our existing shareholders for their ordinary shares on a per ADS basis. As a result, you will experience immediate and substantial dilution of approximately US$       per ADS. See “Dilution” for a more complete description of how the value of your investment in ADSs will be diluted upon the completion of this offering.
Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.
Sales of substantial amounts of the ADSs in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of the ADSs and could materially impair our ability to raise capital through equity offerings in the future. [The ADSs sold in this offering will be freely tradable without restriction or further registration under the Securities Act, and all other ordinary shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements.] There will be        ADSs (representing        ordinary shares) outstanding immediately upon the completion of this offering, or        ADSs (representing        ordinary shares) if the underwriters exercise their option in full to purchase additional ADSs. In connection with this offering, we, all of our directors and executive officers, and certain shareholders have agreed with the underwriters, subject to certain exceptions, not to and not publicly disclose an intention to, [(1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any ADSs or ordinary shares beneficially owned under the Exchange Act or any other securities so owned convertible into or exercisable or exchangeable for ADSs or ordinary shares, or (2) enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of ADSs or ordinary shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of ADSs, ordinary shares or such other securities, in cash or otherwise, for a period ending [180] days after the date of this prospectus without the prior written consent of the underwriters.] However, the underwriters may release these securities from these restrictions at any time, subject to applicable regulations of the Financial Industry Regulatory Authority. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs and our ordinary shares. See “Underwriting” and “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling our securities after this offering.
After completion of this offering, certain holders of our ordinary shares may cause us to register under the Securities Act the sale of their shares, subject to the [180]-day lock-up period in connection with this offering. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of our ADSs and ordinary shares to decline.
Our post-offering memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and the ADSs.
Some provisions of our post-offering articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of us in a tender offer or similar transaction.
You may not receive cash dividends if the depositary decides it is impractical to make them available to you.
The depositary will pay cash distributions on the ADSs only to the extent that we decide to distribute dividends on our ordinary shares. To the extent that there is a distribution, the depositary has agreed to pay you the cash dividends or other distributions it or the custodian receives on our shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property to you.
You may be subject to limitations on transfer of your ADSs.
Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADSs on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

You may experience dilution of your holdings due to inability to participate in rights offerings.
We may from time to time distribute rights to our shareholders, including rights to acquire our securities. Under the deposit agreement for the ADSs, the depositary will not offer those rights to ADS holders unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act with respect to all holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. In addition, we may not be able to take advantage of any exemptions from registration under the Securities Act. Accordingly, holders of the ADSs may be unable to participate in our rights offerings and may experience dilution in their holdings as a result.
You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.
We are incorporated in the Cayman Islands with business operations in multiple jurisdictions through various subsidiaries. All of our directors and executive officers reside outside the United States, and the majority of our assets and the assets of these persons are located outside the United States. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.
Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than our memorandum and articles of association, special resolutions passed by our shareholders, and our register of mortgages and charges) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our post-offering memorandum and articles of association that will become effective immediately prior to completion of this offering to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.
Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.
As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant difference between the provisions of the Companies Act (As Revised) of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital — Differences in Corporate Law.”
[Forum selection provisions in our post-offering memorandum and articles of association and our deposit agreement with the depositary bank could limit the ability of holders of our ordinary shares, ADSs, or other securities to obtain a favorable judicial forum for disputes with us, our directors and officers, the depositary bank, and potentially others.
[Our [fourth] amended and restated memorandum and articles of association, which will become effective immediately prior to the completion of this offering, will provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or any other person, (iii) any action or proceeding arising pursuant to, or seeking to enforce any right, obligation or remedy under, any provision of the Companies Act of the Cayman Islands (the “Companies Act”), our [fourth] amended and restated memorandum and articles of association, or any other provision of applicable law, (iv) any action or proceeding seeking to interpret, apply, enforce or determine the validity of our [fourth] amended and restated memorandum and articles of association or (v) any action or proceeding as to which the Companies Act confers jurisdiction on the Grand Court of the Cayman Islands shall be the Grand Court of the Cayman Islands, in all cases subject to the court having jurisdiction over indispensable parties named as defendants.
Our [fourth] amended and restated memorandum and articles of association will also provide that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action under the Securities Act of 1933, as amended (the “Securities Act”), the Exchange Act or other securities laws. Any person or entity purchasing or otherwise acquiring or holding any interest in any of our securities shall be deemed to have notice of and consented to these provisions. However, shareholders will not be deemed to have waived our compliance with U.S. federal securities laws and the rules and regulations thereunder. Our agreement with the depositary bank also provides that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) is the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act or the Exchange Act.
These exclusive forum provisions may limit a shareholder’s ability to bring a claim in a judicial forum of its choosing for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees. The enforceability of similar choice of forum provisions in other companies’ organizational documents has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. If a court were to find the exclusive forum provisions in our [fourth] amended and restated memorandum and articles of association to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could adversely affect our results of operations.]
ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.
The deposit agreement governing the ADSs representing our ordinary shares provides that, to the fullest extent permitted by law, ADS holders, including purchasers of ADSs in secondary transactions, waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.
If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waive the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the deposit agreement. In addition, you should note that the jury trial waiver provision may limit access to information and lead to other imbalances of resources between our company and our shareholders, and such provision may limit our shareholders’ ability to bring a claim in a judicial forum that they find favorable.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us or the depositary, lead to increased costs to bring a claim, limited access to information and other imbalances of resources between such holder and us, or limit such holder’s ability to bring a claim in a judicial forum that such holder finds favorable. If a lawsuit is brought against us or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action.
Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs shall relieve us or the depositary from our respective obligations to comply with the Securities Act and the Exchange Act nor serve as a waiver by any holder or beneficial owner of ADSs of compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder.
An ADS holder’s right to pursue claims against the depositary is limited by the terms of the deposit agreement.
The deposit agreement provides that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall have exclusive jurisdiction over any suit, action or proceeding against or involving us or the depositary, arising out of or relating in any way to the deposit agreement, including without limitation claims under the Securities Act of 1933 arising out of or relating in any way to the deposit agreement. Since the deposit agreement provides that such jurisdiction provision applies to any such legal suit, action or proceeding, including without limitation claims under the Securities Act, such provision would apply also to any such suit, action or proceeding under the Exchange Act. The enforceability of similar choice of forum provisions has been challenged in legal proceedings. It is possible that a court could find this type of provisions to be inapplicable or unenforceable. To the extent that any claims may be based upon federal law claims, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Holders of our ADSs will not be deemed to have waived our or the depositary’s compliance with the U.S. federal securities laws and the regulations promulgated thereunder. In fact, holders of our ADSs cannot waive our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder. In addition, the choice of forum provision may increase costs to bring a claim, discourage claims or limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with our company or our directors, officers or other employees, which may discourage such lawsuits against our company or our directors, officers and other employees. Alternatively, if a court were to find the choice of forum provision to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions.
No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs, by us or the depositary of compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder. As a result of these exclusive jurisdiction provisions, investors’ ability to bring claims in a judicial forum that they find favorable or convenient may be limited, and investors may have to incur increased costs in order to bring claims against the depositary, both of which could discourage claims against the depositary.
We will be a foreign private issuer and, as a result, we will not be subject to the U.S. proxy rules and will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.
Following the completion of this offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange

Act and although we are subject to Cayman laws and regulations with regard to such matters and intend to furnish quarterly financial information to the SEC, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (1) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (2) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (3) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, although we intend to provide quarterly information on Form 6-K. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year and U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD, which is intended to prevent issuers from making selective disclosures of material information. As a result of all of the above, you may not have the same protections afforded to shareholders of a company that is not a foreign private issuer.
As a foreign private issuer within the meaning of the Nasdaq corporate governance rules, we are permitted to rely on exemptions from certain of the Nasdaq corporate governance standards, including the requirement that a majority of our board of directors consist of independent directors. Our reliance on such exemptions may afford less protection to holders of our ADSs.
The corporate governance rules of the Nasdaq require listed companies to have, among other things, a majority of independent directors and independent director oversight of executive compensation, nomination of directors and corporate governance matters. As a foreign private issuer, we are permitted to follow home country practice in lieu of the above requirements. For as long as we choose to rely on the foreign private issuer exemption to certain of the Nasdaq corporate governance standards, our board of directors’ approach to governance may be different from that of a board of directors of a U.S. domestic company, and, as a result, the management oversight of our company may be more limited than if we were subject to all of the Nasdaq corporate governance standards. As long as we rely on the foreign private issuer exemption to certain of the Nasdaq corporate governance standards, a majority of the directors on our board of directors may not be required to be independent directors. Additionally, we currently intend to follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the Nasdaq in respect of the following:
•
the requirement of the Nasdaq listing rules that the compensation committee and the nominating and governance committee of the board of directors be composed entirely of independent directors;

•
the requirement of the Nasdaq listing rules that a listed issuer obtain shareholder approval when it establishes or materially amends a stock option or purchase plan or other arrangement pursuant to which stock may be acquired by officers, directors, employees or consultants;

•
the requirement of the Nasdaq listing rules that a listed issuer obtain shareholder approval prior to issuing or selling securities (or securities convertible into or exercisable for common stock) that equal 20% or more of the issuer’s outstanding common stock or voting power prior to such issuance or sale; and

•
the requirement of the Nasdaq listing rules that the independent directors have regularly scheduled meetings with only the independent directors present.

Accordingly, our shareholders will not have the same protection afforded to shareholders of companies that are subject to all of the Nasdaq corporate governance standards, and the ability of our independent directors to influence our business policies and affairs may be reduced.
Australian foreign investment laws may discourage the acquisition of a significant portion of our ordinary shares or ADSs.
For the purposes of the Foreign Acquisitions and Takeovers Act 1975 (Cth) (“FATA”) of Australia, we are a holding entity of more than one Australian entity. As such, any proposed investment in us by an applicant who is a “foreign person” or a “foreign government investor” for the purposes of the FATA may have additional compliance requirements under the FATA.
Generally, the FATA applies to acquisitions of a “substantial interest” in an Australian entity or its holding entity by a “foreign person” and its associates, where the acquisition meets a threshold value (which varies by investor type (for example, the threshold value is nil where the foreign person is a foreign government investor), industry and at times, economic conditions). A “substantial interest” is an interest of 20% in the entity. Generally, where the FATA requires notification of the proposed acquisition, the acquisition may not occur unless notice of it has been given to the Australian Federal Treasurer and the Australian Federal Treasurer has either notified that there is no objection to the proposed acquisition (with or without conditions) or a statutory period has expired without the Australian Federal Treasurer objecting. An acquisition to which the FATA applies may be the subject of a divestment order by the Australian Federal Treasurer unless the process of notification, and either a no objection notification or expiry of a statutory period without objection, has occurred.
It is the responsibility of each investor to comply with the FATA and to confirm whether the FATA applies to them before acquiring securities in a company. Criminal offences and civil penalties can apply to failing to give notification of certain acquisitions, undertaking certain acquisitions without no objection notification or contravening a condition in a no objection notification.
We may allocate the net proceeds from this offering in ways that you and other ADS holders may not agree.
Our management will have broad discretion in the application of the net proceeds from this offering, including for any of the purposes described in the section titled “Use of Proceeds.” Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. Our management might not apply the net proceeds in ways that ultimately increase the value of your investment, and the failure by our management to apply these funds effectively could harm our business. We have not determined a specific use for a portion of the net proceeds of this offering, and may not have the opportunity to assess whether the proceeds are being used appropriately. We cannot assure you that the net proceeds will be used in a manner that would improve our results of operations or increase the ADS price or ordinary share price, nor that these net proceeds will be placed only in investments that generate income or appreciate in value.
We cannot assure you that we will declare and distribute dividends in the future.
We currently intend to retain most, if not all, of our available funds and future earnings to fund the development and expansion of our business. Consequently, we cannot assure you that we will declare and distribute cash dividends on our ADSs. Our board of directors retains the option to declare dividends at their discretion if it aligns with the Company’s best interests and the interests of our shareholders. Any future determination to pay dividends will be at the discretion of our board of directors, subject to applicable laws, and will depend on our results of operations, financial condition, capital requirements, contractual restrictions and other factors deemed relevant by our board of directors.
Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either a profit or share premium account, provided that in no circumstances may a dividend be paid if it would result in the company being unable to pay its debts as they fall due in the ordinary course of business. In addition, we are governed by the laws of the Cayman Islands and our [fourth] amended and restated memorandum and articles of association, under which there is no minimum mandatory dividend payable to our shareholders and no established periodicity for the distribution of dividends. See also “Dividend Policy.”
We may incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.
As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the Nasdaq and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs, particularly as we hire additional financial and accounting employees to meet public company internal control and financial reporting requirements and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, which in turn could make it more difficult for us to attract and retain qualified members of our board of directors.
We are evaluating these rules and regulations and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. If we fail to comply with new laws, regulations and standards, regulatory authorities could initiate legal proceedings against us, and our business could be harmed.
We have no experience operating as a public company.
We have no experience conducting our operations as a public company. After we become a public company, we may face enhanced administrative and compliance requirements, which may result in substantial costs.
In addition, since we are becoming a public company, our management team will need to develop the expertise necessary to comply with the regulatory and other requirements applicable to public companies, including requirements relating to corporate governance, listing standards and securities and investor relations issues. However, as a public company, our management will have to evaluate our internal control over financial reporting, and to implement necessary changes to our internal control system. We cannot guarantee that we will be able to do so in a timely and effective manner.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements that reflect our current expectations and views of future events. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.
You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:
•
our mission, goals and strategies;

•
our future business development, financial condition and results of operations;

•
our expectations regarding the prospects of our business model and the demand for and market acceptance of our products and services;

•
our expectations regarding maintaining and strengthening our relationships with our major stakeholders;

•
competition in our industry;

•
our proposed use of proceeds from this offering;

•
relevant government policies and regulations relating to our industry;

•
general economic and business conditions in the regions where we operate, and globally; and

•
assumptions underlying or related to any of the foregoing.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” “Regulation” and other sections in this prospectus. You should read thoroughly this prospectus and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.
This prospectus contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. Our industry may not grow at the rate projected by market data, or at all. Failure of this market to grow at the projected rate may have a material and adverse effect on our business and the market price of the ADSs. In addition, the rapidly evolving nature of this industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.
The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

USE OF PROCEEDS
We estimate that we will receive net proceeds from this offering of approximately US$      million, or approximately US$      million if the underwriters exercise their option to purchase additional ADSs in full, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. These estimates are based upon an assumed initial public offering price of US$      per ADS, the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus.
The primary purposes of this offering are to create a public market for our shares for the benefit of all shareholders. We plan to use the net proceeds of this offering as follows:
•
approximately    % for potential strategic investments and acquisitions;

•
approximately    % for expanding our production capacities and capabilities;

•
approximately    % for accelerating our digital transformation and automation; and

•
the balance for general corporate purposes.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Currently, we have no commitments or agreements regarding potential acquisitions or investments. The timing and allocation of planned expenditures will depend on several factors, including our business strategy, competitive dynamics in the global protein industry, our actual capital expenditures, operating cash flows, business growth, and other factors discussed in the “Risk Factors” section. As such, our management will have significant discretion and flexibility to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. See also “Risk Factors — Risks Relating to Our ADSs and This Offering — We may allocate the net proceeds from this offering in ways that you and other ADS holders may not agree.”
Pending any use described above, we plan to invest the net proceeds in short-term, interest-bearing, debt instruments or demand deposits.

DIVIDEND POLICY
We have not historically declared nor paid any cash dividends on our ordinary shares. We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future after this offering. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. The declaration, amount and payment of any future dividends will be at the sole discretion of our board of directors, and will depend on, among other things, general and economic conditions, our results of operations and financial condition, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax, and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries to us, including restrictions under our credit agreements and other indebtedness we may incur, and such other factors as our board of directors may deem relevant.

CAPITALIZATION
The following table sets forth our capitalization as of          , 2025:
•
on an actual basis; and

•
on an as adjusted basis to reflect the issuance and sale of        ordinary shares in the form of ADSs by us in this offering at an assumed initial public offering price of US$     per ADS, the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, assuming the underwriters do not exercise their option to purchase additional ADSs.

The as adjusted information set forth in the following table is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
As of , 2025
	Actual	As adjusted
(US$ in thousands)
Cash, cash equivalents and restricted cash
Borrowings:
Short-term borrowings and current portion of long-term borrowings
Long-term borrowings
Shareholders’ equity:
Ordinary shares
Additional paid-in capital
Treasury shares, at cost
Accumulated other comprehensive loss
Retained earnings
Non-controlling interests
Total shareholders’ equity
Total capitalization(1)

Note:
(1)
Total capitalization equals to the sum of total borrowings and total shareholders’ equity.

DILUTION
If you invest in the ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.
Our net tangible book value as of       , 2025 was US$     million, or US$      per ordinary share as of that date and US$      per ADS. Net tangible book value represents the amount of our total consolidated assets, less the amount of goodwill, intangible assets, net and total consolidated liabilities. Net tangible book value per ordinary share represents net tangible book value divided by the total number of ordinary shares outstanding as of       , 2025. Dilution is determined by subtracting net tangible book value per ordinary share, after giving effect to the additional proceeds we will receive from this offering, from the assumed initial public offering price of US$      per ordinary share, which is the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus adjusted to reflect the ADS-to-ordinary share ratio, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
Without taking into account any other changes in pro forma net tangible book value after       , 2025 other than to give effect to our sale of the ADSs offered in this offering at the assumed initial public offering price of US$      per ADS, which is the midpoint of the estimated initial public offering price range, after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of       , 2025 would have been US$      , or US$      per ordinary share and US$      per ADS. This represents an immediate increase in net tangible book value of US$      per ordinary share and US$      per ADS to the existing shareholders and an immediate dilution in net tangible book value of US$      per ordinary share and US$      per ADS to investors purchasing ADSs in this offering. The following table illustrates such dilution:
	Per Ordinary Share	Per ADS
Assumed initial public offering price	US$	US$
Net tangible book value as of , 2025	US$	US$
Pro forma as adjusted net tangible book value after giving effect to this offering	US$	US$
Amount of dilution in net tangible book value to new investors in this offering	US$	US$
A US$1.00 increase (decrease) in the assumed initial public offering price of US$      per ADS would increase (decrease) our pro forma as adjusted net tangible book value after giving effect to this offering by US$      , the pro forma as adjusted net tangible book value per ordinary share and per ADS after giving effect to this offering by US$      per ordinary share and US$      per ADS, and the dilution in pro forma as adjusted net tangible book value per ordinary share and per ADS to new investors in this offering by US$      per ordinary share and US$      per ADS, assuming no change to the number of ADSs offered by us as set forth on the front cover of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
The following table summarizes, on a pro forma as adjusted basis as of       , 2025, the differences between existing shareholders and the new investors with respect to the number of ordinary shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the average price per ordinary share and per ADS paid before deducting the underwriting discounts and commissions and estimated offering expenses payable by us. The total number of ordinary shares does not include ordinary shares underlying the ADSs issuable upon the exercise of the option to purchase additional ADSs granted to the underwriters.

	Ordinary Shares Purchased		Total Consideration		Average Price Per Ordinary Share	Average Price Per ADS
	Number	Percent	Amount (in US$ thousands)	Percent
Existing shareholders			US$	%	US$	US$
New investors			US$	%	US$	US$
Total			US$	100.0%	US$	US$
The pro forma as adjusted information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of the ADSs and other terms of this offering determined at pricing.
The discussion and tables above assume no exercise of options outstanding as of the date of this prospectus. As of the date of this prospectus, there are              ordinary shares issuable upon exercise of outstanding share options at an average weighted exercise price of US$             per share. To the extent that any of these options are exercised, there will be further dilution to new investors.

ENFORCEABILITY OF CIVIL LIABILITIES
We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company, such as:
•
political and economic stability;

•
an effective judicial system;

•
a favorable tax system;

•
the absence of exchange control or currency restrictions; and

•
the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include but are not limited to:
•
the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors as compared to the United States; and

•
Cayman Islands companies may not have standings to sue before the federal courts of the United States.

Our post-offering memorandum and articles of association does not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.
All of our directors and executive officers reside outside the United States, and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these individuals, or to bring an action against us or these individuals in the United States, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.
Campbells, our counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers that are predicated upon the securities laws of the United States or the securities laws of any state in the United States.
Campbells has informed us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the courts of the Cayman Islands will, at common law, recognize and enforce a foreign monetary judgment of a foreign court of competent jurisdiction without any re-examination of the merits of the underlying dispute based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the liquidated sum for which such judgment has been given, provided that such judgment (i) is final and conclusive, (ii) is not in the nature of taxes, a fine, or a penalty; and (iii) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.
Certain of our directors and officers are citizens and residents of Australia. Australia has developed a different body of securities laws as compared to the United States and may provide protections for investors to a lesser extent. Although there is no statutory recognition in Australia of judgments obtained in a U.S.

court (and Australia is not a party to any treaties for the reciprocal enforcement or recognition of such judgments to which the United States is also party), Australian courts will, at common law, recognize and enforce a judgment of a foreign court of competent jurisdiction without any re-examination of the merits of the underlying dispute if (a) the foreign court has exercised a jurisdiction that Australian courts recognize, (b) the foreign judgment is final and conclusive, (c) the parties to the foreign judgment must be the same as the parties to the Australian enforcement proceedings and in the same interest, and (d) the foreign judgment is for a debt or a definite sum of money. The onus of establishing the existence of those conditions rests upon the party seeking to rely upon the foreign judgment. Even if these conditions are met, the recognition of the foreign judgment can still be challenged on grounds including (but not limited to) (i) where the foreign judgment was obtained by fraud, (ii) where the foreign judgment is contrary to Australian public policy, (iii) where the foreign judgment is penal or a judgment for a revenue debt (subject to Article 14.7 of the Australia United States Free Trade Agreement which qualifies this defense in respect of civil monetary judgments obtained by the Federal Trade Commission, U.S. Securities and Exchange Commission and U.S. Commodity Futures Trading Commission by providing that these kinds of judgments should not be disqualified from recognition or enforcement by an Australian court on the basis that they are penal or revenue in nature), (iv) where the foreign court acted contrary to natural justice, or (v) the enforcing party is estopped from relying on the foreign judgment because there is a prior judgment in Australia between the same parties and concerning the same issues. Australian courts are also unlikely in original actions brought in Australia to make decisions regarding whether there has been breaches of US law.
Furthermore, there is uncertainty as to whether the courts of the PRC would enforce judgments of United States courts or Cayman Islands courts that are predicated upon the civil liability provisions of the United States federal and state securities laws. The recognition and enforcement of foreign judgments are subject to compliance with the PRC Civil Procedures Law and relevant civil procedure requirements in the PRC. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands.
As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a U.S. company.

CORPORATE HISTORY AND STRUCTURE
Our company was incorporated as an exempted company with limited liability in the Cayman Islands on November 12, 2013, under the name “ATOPCO COMPANY, LTD.” In December 2013, we acquired 100% equity interest of Kilcoy Pastoral Company Limited (“KPC”), a primary and secondary beef processor in Queensland, Australia with a rich heritage dating back to 1953. From 2013 to 2015, we formed the KGF Group by merging KPC with two producers of ready-to-cook and ready-to-eat food products: Ruprecht Company in the United States and Weihai Weidao Foods Co., Ltd. in China.
The next phase of our development focused on modernizing and enhancing our production capabilities. We invested in state-of-the-art equipment and adopted advanced technologies to enhance our production capabilities. We also established innovation hubs for product development and launched carbon-reduction projects aimed at achieving long-term environmental and cost-saving benefits. A key achievement during this period was the development of our Integrated Value Stack (IVS) model, which created strategic advantages that significantly enhanced our competitiveness. See “Business — The Kilcoy Model — Integrated Value Stack.”
To better reflect our expanding global footprint and diversified product offerings, we rebranded as Kilcoy Global Foods, Ltd. in January 2018. By the end of 2019, we had established our leadership in key markets, a position we have successfully maintained to date. Our global customer base now includes renowned food service brands and prominent retailers.
To support our growth and enhance operational efficiency, we have continued to undertake upgrades and expansions of our manufacturing facilities in recent years. We have also completed a series of acquisitions to further diversify our supply base. Our successful integration track record, most recently exemplified by the acquisition of Tyson Foods Australia’s Coominya operations, has strengthened our position as a key supplier to leading global brands.
The following chart illustrates our corporate structure, including our principal subsidiaries, as of the date of this prospectus.

Notes:
(1)
All subsidiaries are wholly owned except as otherwise indicated. The chart omits the names of subsidiaries that are insignificant individually and in the aggregate.

(2)
We hold an 80% equity interest in Weihai Weidao Food Co., Ltd., with the remaining 20% indirectly owned by Trident Seafoods Corporation, a U.S. seafood company headquartered in Seattle, Washington.

SELECTED CONSOLIDATED FINANCIAL DATA
The following selected consolidated statement of comprehensive income data and selected consolidated cash flow data for the year ended December 31, 2023 and selected consolidated balance sheet data as of December 31, 2023 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The following selected consolidated statements of comprehensive income data and selected consolidated cash flow data for the nine months ended September 30, 2023 and 2024 and selected consolidated balance sheet data as of September 30, 2024 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this Selected Consolidated Financial Data section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.
The following table sets forth our selected consolidated statement of comprehensive income data, both in absolute amounts and as a percentage of total revenues, for the periods presented.
	For the Year Ended December 31, 2023		For the Nine Months Ended September 30,
			2023		2024
	(US$ in thousands, except for percentages)
Consolidated statements of operations data:
Revenue	1,870,683	100.0%	1,404,495	100.0%	1,571,582	100.0%
Cost of revenue	(1,713,718)	(91.6)%	(1,301,135)	(92.6)%	(1,420,142)	(90.4)%
Gross profit	156,965	8.4%	103,360	7.4%	151,440	9.6%
Operating expenses:
Selling and marketing expenses	(12,331)	(0.6)%	(9,646)	(0.7)%	(10,989)	(0.7)%
General and administrative expenses	(74,466)	(4.0)%	(60,762)	(4.3)%	(77,156)	(4.9)%
Total operating expenses	(86,797)	(4.6)%	(70,408)	(5.0)%	(88,145)	(5.6)%
Other income	1,092	0.1%	573	0.0%	225	0.0%
Operating profit	71,260	3.8%	33,525	2.4%	63,520	4.0%
Other income/(expenses):
Interest expenses	(21,510)	(1.1)%	(15,856)	(1.1)%	(21,110)	(1.2)%
Interest income	717	0.0%	575	0.0%	428	0.0%
Change in fair value of short-term investments	1,053	0.1%	501	0.0%	476	0.0%
Income before income taxes	51,520	2.8%	18,745	1.3%	43,314	2.8%
Income tax expenses	(16,826)	(0.9)%	(5,514)	(0.4)%	(5,533)	(0.4)%
Net income	34,694	1.9%	13,231	0.9%	37,781	2.4%
Less: net income attributable to non-controlling shareholders	2,189	0.2%	1,414	0.1%	2,016	0.1%
Net income attributable to Kilcoy Global Foods, Ltd.	32,505	1.7%	11,817	0.8%	35,765	2.3%

The following table sets forth our selected consolidated balance sheets data as of the dates presented.
	As of December 31, 2023	As of September 30, 2024
	(US$ in thousands)
Consolidated balance sheet data:
Cash, cash equivalents and restricted cash	66,487	89,512
Property, plant and equipment, net	372,346	429,908
Total assets	1,033,514	1,192,302
Total liabilities	590,982	710,515
Total shareholders’ equity	442,532	481,787
The following table sets forth our selected consolidated cash flow data for the periods presented:
	For the Year Ended December 31, 2023	For the Nine Months Ended September 30,
		2023	2024
	(US$ in thousands)
Consolidated cash flow data:
Net cash flow provided by operating activities	44,631	27,362	66,719
Net cash flow used in investing activities	(102,807)	(40,318)	(56,332)
Net cash flow provided by financing activities	85,090	40,706	13,535
Effect of foreign currency exchange rate changes on cash, cash equivalents and restricted cash	(2,990)	(3,053)	(897)
Cash, cash equivalents and restricted cash at the beginning of the year/period	42,563	42,563	66,487
Cash, cash equivalents and restricted cash at the end of the year/period	66,487	67,260	89,512
Non-GAAP Financial Measure
We report our financial results in accordance with U.S. GAAP, However, management believes that EBITDA, a financial measure that is not required by or presented in accordance with U.S. GAAP, provides meaningful supplemental information regarding our operating performance and facilitates internal comparisons of our historical operating performance on a more consistent basis by excluding certain items that may not be indicative of our business, results of operations or outlook.
We calculate EBITDA as net income, adjusted to exclude, where applicable: (i) depreciation and amortization, (ii) interest expenses, (iii) income tax expenses, and (iv) interest income.
EBITDA is presented for supplemental informational purposes only. It has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with U.S. GAAP. Some of the limitations include that it does not (i) reflect capital commitments to be paid in the future, (ii) reflect capital expenditures required to replace our property, plant and equipment, (iii) reflect other non-operating expenses, including interest expenses, and (iv) reflect tax payments that may represent a reduction in cash available to us. In addition, our use of EBITDA may not be comparable to similarly titled measures of other companies because they may not calculate EBITDA in the same manner, limiting its usefulness as comparative measures. Because of these limitations, when evaluating our performance, you should consider EBITDA alongside other financial measures, including our net income and other results stated in accordance with U.S. GAAP.

The following table presents a reconciliation of EBITDA to net income, the most directly comparable financial measure stated in accordance with U.S. GAAP, for the periods indicated:
	For the Year Ended December 31, 2023	For the Nine Months Ended September 30,
		2023	2024
	(US$ in thousands)
Net income	34,694	13,231	37,781
Adjusted for:
Depreciation and amortization expenses	23,624	17,466	21,403
Interest expenses	21,510	15,856	21,110
Income tax expenses	16,826	5,514	5,533
Interest income	(717)	(575)	(428)
EBITDA (non-GAAP)	95,937	51,492	85,399

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the section titled “Selected Consolidated Financial Data” and our consolidated financial statements and related notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and in the section titled “Risk Factors.”
Overview
We are a next-generation food solutions leader, developing, producing, and supplying high-quality, tasty, and healthy food products that meet the highest customer standards. Our diverse, protein-centric portfolio, coupled with a global network of production sites and supply sources, has enabled us to establish strong market positions in Australia, the United States, and key Asian markets, including China, Japan, and South Korea. This multi-protein, multi-supply, and multi-market strategy has made us the trusted partner of choice for our global blue-chip customer base, driving sustained sales and margin growth.
Our strong financial performance and sustained growth are the direct result of a carefully executed transformation over the past decade. Strategic decisions and well-planned investments have positioned us for continued success. Key milestones include the formation of the KGF Group, which created a globally integrated supply chain; and the development of our Integrated Value Stack (IVS) model, significantly enhancing our competitiveness and establishing market leadership in key regions. Our strategic investments poised us to benefit from significant growth opportunities in the global protein market as the production capacities and capabilities of our state-of-the-art facilities continue to ramp up.
Our roadmap for driving growth and capturing greater market demand is based on three foundational pillars: (i) continuous product innovation, creating value-added products aligned with evolving consumer preferences and resulting in increased sales, higher wallet share, and improved margins; (ii) advanced production capabilities, setting new industry standards for product quality and manufacturing efficiency, thereby increasing profitability; and (iii) a resilient global sourcing network, mitigating supply chain disruptions and contributing to financial stability and margin growth.
These pillars, combined with our robust infrastructure, have driven sustained top-line growth and expanding margins, setting the stage for further expansion. This success is reflected in our recent results:
•
Revenue increase from US$1,404.5 million for the nine months ended September 30, 2023, to US$1,571.6 million for the same period in 2024, representing a growth rate of 11.9%;

•
Gross profit margin expansion from 7.4% for the nine months ended September 30, 2023, to 9.6% for the same period in 2024;

•
Net income increase from US$13.2 million for the nine months ended September 30, 2023, to US$37.8 million for the same period in 2024; and

•
EBITDA increase from US$51.5 million for the nine months ended September 30, 2023, to US$85.4 million for the same period in 2024, achieving a 65.8% increase. EBITDA is a non-GAAP financial measure. For details, see “— Non-GAAP Financial Measure.”

For details on our period-over-period comparison, see “— Results of Operations — The Nine Months Ended September 30, 2024 Compared to the Nine Months Ended September 30, 2023.”
We believe we are in the early stages of realizing our full potential. Our future growth strategy will leverage our competitive advantages to expand profitability in our established food service and retail channels while simultaneously pursuing opportunities in high-growth adjacent channels, such as convenience stores and e-commerce platforms.
Key Factors Affecting Our Results of Operations
The growth of our business and our future success depend on numerous factors, including our ability to achieve the following objectives. While each presents significant opportunities, they also come with challenges that we must effectively address to sustain growth and improve our operational results.

Expand Renowned Customer Base and Increase Wallet Share of Existing Customers
Our revenue growth strategy centers on expanding our relationships with existing customers and cultivating new, high-value customer relationships. As of September 30, 2024, our diverse customer base consisted of over 800 food service accounts, including top global quick-service and fast-casual restaurant chains and institutional customers in select markets, and more than 500 retail accounts, including top global club stores, specialty grocers and convenience store chains . This strong and expanding customer base and the diversified channel mix underpin our sustained revenue growth and drive our profitability.
Our historical growth demonstrates our ability to expand and deepen customer relationships in both the food service and retail segments. Revenue generated from the food service segment increased by 26.7% from US$603.6 million for the nine months ended September 30, 2023 to US$764.6 million for the nine months ended September 30, 2024. Revenue generated from the retail segment increased by 6.1% from US$618.0 million for the nine months ended September 30, 2023 to US$655.6 million for the nine months ended September 30, 2024. Continued growth in our established food service and retail channels, complemented by strategic expansion into adjacent channels, will drive future revenue growth and solidify our market leadership.
Drive Product Innovation
Our ongoing success is significantly driven by our commitment to product innovation. Our strategically located network of innovation hubs enables us to proactively identify and capitalize on evolving consumer preferences and emerging market opportunities. Our team of over 40 professional chefs and food scientists translate these insights into innovative products featuring fresh, natural proteins, specialized cooking methods, and advanced packaging techniques. This innovation-led approach has proven highly effective in securing new business, deepening existing customer relationships, and providing value-added products that enhance our customers’ market offerings.
Our commitment to high-quality product innovation, combined with evolving consumer preferences for healthier, more sustainable, and convenient protein products, positions us for significant growth in the global protein market.
Enhance Production Capabilities
Our systematic expansion of global production capabilities, through eight strategically located facilities in Australia, the United States, and China, directly supports our growth trajectory. With our track record of successful acquisitions and integrations, we have established an extensive, robust manufacturing network currently meets growing market demand and provides the flexibility and scale to consistently meet customer expectations for high-quality products and reliable delivery.
Strategic planning of production capabilities is essential for aligning with customer demands, helping us avoid overproduction and underutilization. To support our long-term growth, we are committed to ramping up our existing facilities and making ongoing investments.
Manage Raw Material Supply and Costs
To ensure a reliable supply of raw materials at competitive prices and to mitigate fluctuations in costs, we have developed various procurement mechanisms across major protein types. Notable examples include our forecast-driven procurement, cost‑based pricing strategy and “forward procurement + forward rolling sales” approach. See “Business — Supply Chain Management — Strategic Procurement Mechanisms.”
Additionally, we have implemented a multi-protein strategy that effectively reduces our exposure to price fluctuations within any single protein category. This strategy allows us to flexibly adjust our product mix in response to current market demands and raw material supply costs, ensuring cost efficiency across our global operations.
Optimize Product Mix
Our strategic emphasis on value-added product innovation, customer base expansion and diversification, and portfolio optimization has been instrumental in driving margin improvement. Through continuous development of innovative products and customized solutions, we continually evolve our product mix toward higher-margin offerings. Notably, beyond primary and secondary processing, we focus on purpose processing which delivers higher margins by transforming basic meat cuts into specialized, value-added products that command premium pricing while meeting precise customer specifications.
The ongoing expansion of our value-added product portfolio will continue to enhance our product mix and strengthen our margin profile.
Harness Scale Efficiency
Our strategic investments in advanced manufacturing technologies and operating systems have resulted in significant improvements to production efficiency and cost management. For example, through our continuous improvement initiatives, our Mundelein facility in the United States achieved a 8.7% reduction in product conversion cost per unit for the nine months ended September 30, 2024 compared to the same period in 2023 despite inflationary pressures. Such improvement was attributable to our state-of-the-art equipment and processing techniques designed to maximize yield and minimize waste.
We expect that our continued investment in manufacturing capabilities will unlock even greater production efficiency and deliver substantial economies of scale as our business continues to expand and production volumes increase.
Navigate Macroeconomic Conditions
Macroeconomic conditions, including global and regional economic volatility, inflation, currency exchange rates, consumer spending patterns, and regulatory changes impacting foreign trade, manufacturing, and investment, can significantly affect our business, our customers, and our suppliers.
To address these challenges, we are strengthening our global sourcing capabilities and actively diversifying our operations and customer base to reduce our reliance on any single region. This proactive approach enables us to mitigate the effects of macroeconomic volatility, including localized economic downturns, while maintaining a focus on long-term growth and the sustainability of our business.
Our Segments
We operate our business through three business segments: food service, retail, and others. Our food service segment consists primarily of the processing and supply of food products to food service providers, while our retail segment consists primarily of the processing and supply of food products to retailers, who further distribute such products to consumers. The others segment consists primarily of the processing and sale of our co-products, such as hides and tallow.

Key Components of Results of Operations
Revenue
We generate revenue primarily from sales of our products. The following table sets forth a breakdown of our total revenue by business segment, both in absolute amounts and as percentages of our total revenue, for the periods indicated:
	For the Year Ended December 31, 2023		For the Nine Months Ended September 30,
			2023		2024
	(US$ in thousands, except for percentages)
Revenue:
Food service	840,558	45.0%	603,563	43.0%	764,630	48.7%
Retail	795,629	42.5%	618,022	44.0%	655,646	41.7%
Others(1)	234,496	12.5%	182,910	13.0%	151,306	9.6%
Total	1,870,683	100.0%	1,404,495	100.0%	1,571,582	100.0%

Note:
(1)
The others segment consists primarily of the processing and sale of our co-products, such as hides and tallow.

The following table sets forth a breakdown of our total revenue by region, both in absolute amounts and as percentages of our total revenue, for the periods indicated:
	For the Year Ended December 31, 2023		For the Nine Months Ended September 30,
			2023		2024
	(US$ in thousands, except for percentages)
Revenue:
United States	417,648	22.3%	295,159	21.0%	415,005	26.4%
Australia	416,257	22.3%	331,645	23.6%	345,006	22.0%
China	344,313	18.4%	242,803	17.3%	259,361	16.5%
South Korea	217,422	11.6%	166,883	11.9%	169,111	10.8%
Japan	188,531	10.1%	151,423	10.8%	142,574	9.1%
Others(1)	286,512	15.3%	216,582	15.4%	240,525	15.2%
Total	1,870,683	100.0%	1,404,495	100.0%	1,571,582	100.0%

Note:
(1)
The other regions primarily include Indonesia, Vietnam and the United Arab Emirates.

Cost of Revenue
Our cost of revenue primarily consists of raw materials, labor costs, distribution costs and other manufacturing costs. Raw material costs represented the majority of our cost of revenue in 2023 and for the nine months ended September 30, 2024.

Gross Profit and Gross Profit Margin
Our gross profit represents our revenue less costs of revenue. Gross profit as a percentage of our revenue is referred to as gross profit margin. The following table sets forth a breakdown of the gross profit and gross profit margin by business segment for the periods indicated:
	For the Year Ended December 31, 2023		For the Nine Months Ended September 30,
			2023		2024
	(US$ in thousands, except for percentages)
Gross profit (loss) / gross profit (loss) margin:
Food service	94,888	11.3%	57,271	9.5%	97,312	12.7%
Retail	63,010	7.9%	46,396	7.5%	53,952	8.2%
Others(1)	(933)	(0.4)%	(307)	(0.2)%	176	0.1%
Total	156,965	8.4%	103,360	7.4%	151,440	9.6%

Note:
(1)
The others segment consists primarily of the processing and sale of our co-products, such as hides and tallow.

Operating Expenses
Our operating expenses consist of (i) selling and marketing expenses, and (ii) general and administrative expenses. The following table sets forth the components of our total operating expenses for the periods indicated:
	For the Year Ended December 31, 2023	For the Nine Months Ended September 30,
		2023	2024
	(US$ in thousands)
Operating expenses:
Selling and marketing expenses	12,331	9,646	10,989
General and administrative expenses	74,466	60,762	77,156
Total	86,797	70,408	88,145
Selling and Marketing Expenses
Our selling and marketing expenses primarily consist of (i) salaries and benefits for sales and marketing personnel, (ii) amortization and depreciation of assets utilized by sales and marketing functions, and (iii) other selling and marketing expenses. These expenses support our efforts across various marketing channels, including direct sales outreach, strategic customer engagement, and in-store promotions with our retail partners. We expect our selling and marketing expenses to increase as we continue to expand our global customer base, develop new and strengthen existing customer relationships, and scale our business.
General and Administrative Expenses
Our general and administrative expenses primarily consist of (i) salaries and benefits for our administrative personnel, (ii) amortization and depreciation of assets utilized by administrative functions, (iii) professional service fees, (iv) office expenses, and (v) other administrative expenses. We expect our general and administrative expenses to increase when we become a public company with increased personnel cost in accounting, IT and compliance-related expenses.

Taxation
Cayman Islands
The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties, which may be applicable on instruments executed in, or, after execution, brought to, or produced before a court of the Cayman Islands.
Payments of dividends and capital in respect of our ordinary shares or ADSs will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary s hares or ADSs, nor will gains derived from the disposal of our ordinary shares or ADSs be subject to Cayman Islands income or corporation tax.
United States
Our subsidiaries in the United States are subject to a combination of federal tax and state taxes. The federal tax is 21%. The state tax rate is pursuant to the rules and regulations of the respective states of incorporation of our subsidiaries in the United States.
Australia
Under the Australia tax laws, our subsidiaries in Australia are subject to 30% income tax on their taxable income generated from operations in Australia.
British Virgin Islands
Under the current laws of the British Virgin Islands (“B.V.I.”), entities incorporated in the B.V.I. are not subject to tax on their income or capital gains.
Hong Kong
Under the Hong Kong tax laws, subsidiaries in Hong Kong are subject to the Hong Kong profits tax rate at 16.5% and they are exempted from income tax on their foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends. A two-tiered profits tax rates regime was introduced in 2018 where the first HK$2 million of assessable profits earned by a company will be taxed at half of the current tax rate (8.25%) whilst the remaining profits will continue to be taxed at 16.5%. There is an anti-fragmentation measure where each group will have to nominate only one company in the group to benefit from the progressive rates.
PRC
Our subsidiaries in the PRC are subject to the PRC Corporate Income Tax Law (“CIT Law”), and are generally subject to a statutory income tax rate of 25%.
Results of Operations
The following table sets forth a summary of our consolidated results of operations for the periods indicated, both in absolute amount and as a percentage of revenue. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The results of operations in any period are not necessarily indicative of our future performance.

	For the Year Ended December 31, 2023		For the Nine Months Ended September 30,
			2023		2024
	(US$ in thousands, except for percentages)
Revenue	1,870,683	100.0%	1,404,495	100.0%	1,571,582	100.0%
Cost of revenue	(1,713,718)	(91.6)%	(1,301,135)	(92.6)%	(1,420,142)	(90.4)%
Gross profit	156,965	8.4%	103,360	7.4%	151,440	9.6%
Operating expenses:
Selling and marketing expenses	(12,331)	(0.6)%	(9,646)	(0.7)%	(10,989)	(0.7)%
General and administrative expenses	(74,466)	(4.0)%	(60,762)	(4.3)%	(77,156)	(4.9)%
Total operating expenses	(86,797)	(4.6)%	(70,408)	(5.0)%	(88,145)	(5.6)%
Other income	1,092	0.1%	573	0.0%	225	0.0%
Operating profit	71,260	3.8%	33,525	2.4%	63,520	4.0%
Other income/(expenses):
Interest expenses	(21,510)	(1.1)%	(15,856)	(1.1)%	(21,110)	(1.2)%
Interest income	717	0.0%	575	0.0%	428	0.0%
Change in fair value of short-term investments	1053	0.2%	501	0.0%	476	0.0%
Income before income taxes	51,520	2.8%	18,745	1.3%	43,314	2.8%
Income tax expenses	(16,826)	(0.9)%	(5,514)	(0.4)%	(5,533)	(0.4)%
Net income	34,694	1.9%	13,231	0.9%	37,781	2.4%
Less: net income attributable to non-controlling shareholders	2,189	0.2%	1,414	0.1%	2,016	0.1%
Net income attributable to Kilcoy Global Foods, Ltd.	32,505	1.7%	11,817	0.8%	35,765	2.3%
The Nine Months Ended September 30, 2024 Compared to the Nine Months Ended September 30, 2023
Revenue
Our revenue increased by 11.9% from US$1,404.5 million for the nine months ended September 30, 2023 to US$1,571.6 million for the nine months ended September 30, 2024. The increase was primarily driven by higher sales volume, reflecting our ability to capture strong market demand through an optimized product portfolio, the expansion of our blue-chip customer base, and enhanced production capabilities.
Food Service.   Our revenue generated from the food service segment increased by 26.7% from US$603.6 million for the nine months ended September 30, 2023 to US$764.6 million for the nine months ended September 30, 2024. The increase was primarily due to the growth in sales volume, which can be attributed to the rising demand for our offerings, particularly within the U.S. market.
Retail.   Our revenue generated from the retail segment increased by 6.1% from US$618.0 million for the nine months ended September 30, 2023 to US$655.6 million for the nine months ended September 30, 2024. The increase was primarily due to the increase of our wallet share with key customer accounts, which was mainly driven by new product introductions.
Others.   Our revenue generated from the others segment decreased by 17.3% from US$182.9 million for the nine months ended September 30, 2023 to US$151.3 million for the nine months ended September 30, 2024. The decrease was primarily because we developed certain co-products into products for food service customers.
Cost of Revenue
Our cost of revenue increased by 9.1% from US$1,301.1 million for the nine months ended September 30, 2023 to US$1,420.1 million for the nine months ended September 30, 2024, corresponding with the increase in sales volume across our food service and retail segments.

Gross Profit and Gross Profit Margin
Our gross profit increased by 46.5% from US$103.4 million for the nine months ended September 30, 2023 to US$151.4 million for the nine months ended September 30, 2024. Our gross profit margin increased from 7.4% for the nine months ended September 30, 2023 to 9.6% for the nine months ended September 30, 2024, primarily due to our effective global sourcing capabilities, enhanced production efficiency, and an improved product mix driven by our enhanced value-added product portfolio.
Food Service.   Gross profit of the food service segment increased by 69.9% from US$57.3 million for the nine months ended September 30, 2023 to US$97.3 million for the nine months ended September 30, 2024. Gross profit margin of the food service segment increased from 9.5% for the nine months ended September 30, 2023 to 12.7% for the nine months ended September 30, 2024, primarily reflecting the lower unit production cost resulting from our enhanced production efficiency.
Retail.   Gross profit generated from the retail segment increased by 16.3% from US$46.4 million for the nine months ended September 30, 2023 to US$54.0 million for the nine months ended September 30, 2024. Gross profit margin of the retail segment increased slightly from 7.5% for the nine months ended September 30, 2023 to 8.2% for the nine months ended September 30, 2024, primarily due to favorable margin contributions from new product introductions.
Others.   Our gross loss of US$0.3 million for the nine months ended September 30, 2023 turned into a gross profit of US$0.2 million for the nine months ended September 30, 2024. Our gross loss margin of (0.2)% for the nine months ended September 30, 2023 turned into a gross profit margin of 0.1% for the nine months ended September 30, 2024.
Operating Expenses
Our total operating expenses increased by 25.2% from US$70.4 million for the nine months ended September 30, 2023 to US$88.1 million for the nine months ended September 30, 2024. For those same periods, our total operating expenses as a percentage of total revenue increased slightly from 5.0% to 5.6%.
Selling and Marketing Expenses.   Our selling and marketing expenses increased by 13.9% from US$9.6 million for the nine months ended September 30, 2023 to US$11.0 million for the nine months ended September 30, 2024, mainly due to an increase in salaries and benefits for our sales and marketing employees primarily reflecting our increased direct sales outreach and strategic customer engagement within the food service segment.
General and Administrative Expenses.   Our general and administrative expenses increased by 27.0% from US$60.8 million for the nine months ended September 30, 2023 to US$77.2 million for the nine months ended September 30, 2024, mainly due to an increase in salaries and benefits for our administrative employees primarily reflecting annual compensation adjustments and performance-based incentive payments, as well as increased headcount to support our business growth.
Interest Expenses
Our interest expenses increased by 33.1% from US$15.9 million for the nine months ended September 30, 2023 to US$21.1 million for the nine months ended September 30, 2024, primarily due to the increased principal amount in bank borrowings and increased interest rates.
Interest Income
Our interest income was US$0.6 million for the nine months ended September 30,2023 and US$0.4 million for the nine months ended September 30, 2024, which reflected interest income from our bank deposits.
Income Tax Expenses
Income tax expenses were US$5.5 million for the nine months ended September 30, 2023 and 2024. Our effective income tax rate for the nine months ended September 30, 2023 and 2024 was 29% and 13%,

respectively. Our effective income tax rate for the nine months ended September 30, 2023 differs from the statutory income tax rate primarily due to the effect of non-deductible expenses. Our effective income tax rate for the nine months ended September 30, 2024 differs from the statutory income tax rate primarily due to research and development tax incentives in Australia.
Net Income
As a result of the foregoing, our net income increased significantly from US$13.2 million for the nine months ended September 30, 2023 to US$37.8 million for the nine months ended September 30, 2024.
Non-GAAP Financial Measure
We report our financial results in accordance with U.S. GAAP, However, management believes that EBITDA, a financial measure that is not required by or presented in accordance with U.S. GAAP, provides meaningful supplemental information regarding our operating performance and facilitates internal comparisons of our historical operating performance on a more consistent basis by excluding certain items that may not be indicative of our business, results of operations or outlook.
We calculate EBITDA as net income, adjusted to exclude, where applicable: (i) depreciation and amortization, (ii) interest expenses, (iii) income tax expenses, and (iv) interest income.
EBITDA is presented for supplemental informational purposes only. It has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with U.S. GAAP. Some of the limitations include that it does not (i) reflect capital commitments to be paid in the future, (ii) reflect capital expenditures required to replace our property, plant and equipment, (iii) reflect other non-operating expenses, including interest expenses, and (iv) reflect tax payments that may represent a reduction in cash available to us. In addition, our use of EBITDA may not be comparable to similarly titled measures of other companies because they may not calculate EBITDA in the same manner, limiting its usefulness as comparative measures. Because of these limitations, when evaluating our performance, you should consider EBITDA alongside other financial measures, including our net income and other results stated in accordance with U.S. GAAP.
The following table presents a reconciliation of EBITDA to net income, the most directly comparable financial measure stated in accordance with U.S. GAAP, for the periods indicated:
	For the Year Ended December 31, 2023	For the Nine Months Ended September 30,
		2023	2024
	(US$ in thousands)
Net income	34,694	13,231	37,781
Adjusted for:
Depreciation and amortization expenses	23,624	17,466	21,403
Interest expenses	21,510	15,856	21,110
Income tax expenses	16,826	5,514	5,533
Interest income	(717)	(575)	(428)
EBITDA (non-GAAP)	95,937	51,492	85,399
Liquidity and Capital Resources
To date, we have financed our operations primarily through cash generated by operations and bank borrowings. As of December 31, 2023 and September 30, 2024, our cash, cash equivalents and restricted cash were US$66.5 million and US$89.5 million, respectively. We believe that our cash, cash equivalents and restricted cash are sufficient to fund our operating activities, capital expenditures and other obligations for at least the next 12 months from the date of this prospectus. After this offering, we may decide to enhance our liquidity position or increase our cash reserve through additional capital and finance funding. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.
The following table sets forth a summary of our cash flows for the periods indicated:
	For the Year Ended December 31, 2023	For the Nine Months Ended September 30,
		2023	2024
	(US$ in thousands)
Consolidated cash flow data:
Net cash flow provided by operating activities	44,631	27,362	66,719
Net cash flow used in investing activities	(102,807)	(40,318)	(56,332)
Net cash flow provided by financing activities	85,090	40,706	13,535
Effect of foreign currency exchange rate changes on cash, cash equivalents and restricted cash	(2,990)	(3,053)	(897)
Cash, cash equivalents and restricted cash at the beginning of the year/period	42,563	42,563	66,487
Cash, cash equivalents and restricted cash at the end of the year/period	66,487	67,260	89,512
Operating Activities
In 2023, net cash provided by operating activities was US$44.6 million, resulting primarily from net income of US$34.7 million, as adjusted for certain (i) non-cash and non-operating items, primarily consisting of depreciation and amortization of US$21.4 million, and (ii) changes in working capital accounts, which mainly included a decrease in accounts receivables of US$29.4 million primarily reflecting the timing of collection from certain customers, offset by (a) an increase in inventories of US$31.2 million, mainly due to our increased production to meet the increased sales volume, and (b) a decrease in accounts payable of US$12.0 million, primarily reflecting the timing of payments to suppliers.
For the nine months ended September 30, 2024, net cash provided by operating activities was US$66.7 million, resulting primarily from net income of US$37.8 million, as adjusted for certain (i) non-cash and non-operating items, primarily consisting of depreciation and amortization, and (ii) changes in certain working capital accounts.
Investing Activities
In 2023, net cash used in investing activities was US$102.8 million, consisting primarily of payments for purchase of short-term investments of US$154.7 million and payment for purchase of property, plant and equipment of US$94.0 million, primarily reflecting our investments in our facilities in Australia and the United States, partially offset by maturity of short-term investments of US$145.8 million.
For the nine months ended September 30, 2024, net cash used in investing activities was US$56.3 million, consisting primarily of payments for purchase of short-term investments of US$116.8 million and payment for purchase of property, plant and equipment of US$71.4 million, primarily reflecting our investments in our facilities in Australia and the United States, partially offset by maturity of short-term investments of US$131.9 million.
Financing Activities
In 2023, net cash provided by financing activities was US$85.1 million, consisting primarily of proceeds from bank borrowings of US$743.2 million, partially offset by repayment for bank borrowings of US$651.9 million.
For the nine months ended September 30, 2024, net cash provided by financing activities was US$13.5 million, consisting primarily of proceeds from bank borrowings of US$591.8 million, partially offset by repayment for bank borrowings of US$582.9 million, and net changes of bank overdrafts facility of US$6.7 million.

Obligations and Commitments
The following table sets forth our contractual obligations and commitments as of December 31, 2023:
	Payments Due by Period
	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(US$ in thousands)
Borrowings(1)	440,497	147,466	249,958	27,429	15,644
Operating leases(2)	44,145	4,173	6,914	6,340	26,718
Total	484,642	151,639	256,872	33,769	42,362

Notes:

(1)
Our borrowings consist of bank overdrafts and bank borrowings. As of December 31, 2023, the majority of our borrowings were payable within one to three years. For more details on our borrowings, see note 10 to our consolidated financial statements included elsewhere in this prospectus.

(2)
We lease certain of our facilities and offices under non-cancelable operating lease agreements. As of December 31, 2023, the weighted average remaining lease term of our operating leases was 12.49 years. For more details on our operating leases, see note 18 to our consolidated financial statements included elsewhere in this prospectus.

We had capital commitments of US$29.4 million and US$4.3 million as of December 31, 2023 and September 30, 2024, respectively, which were mainly in relation to the construction of our manufacturing facilities. We anticipate funding our existing and future material cash requirements with our existing cash balance, bank facilities and the funds that we receive following this offering.
Off-Balance Sheet Arrangements
We have not entered into any off-balance sheet financial guarantees or other off-balance sheet commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our restated combined financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an uncombined entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any uncombined entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.
Internal Control over Financial Reporting
In preparing and auditing our consolidated financial statements as of and for the year ended December 31, 2023, we and our independent registered public accounting firm identified the following material weaknesses in our internal control over financial reporting. As defined in the standards established by the Public Company Accounting Oversight Board of the United States, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.
The material weaknesses identified related to (i) our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address U.S. GAAP accounting issues and related disclosures, and (ii) the failure to establish formal policies and procedures on relevant general information technology controls in certain subsidiaries. Specifically, (a) the authorization and monitoring controls of privileged accounts were not designed and operated adequately to ensure the segregation of duties and to prevent / monitor incompatible operations of privileged accounts; (b) program and configuration change management controls were not designed and operated adequately to ensure that IT program and configuration changes affecting IT applications and underlying data are identified, tested, authorized and implemented.
To address the material weaknesses identified in our internal controls, we are in the process of implementing the following measures: (i) for the lack of sufficient accounting and financial reporting personnel with requisite knowledge and experience in application of U.S. GAAP and SEC rules, we are (a) hiring additional accounting and financial reporting personnel with U.S. GAAP and SEC reporting experience, (b) expanding the capabilities of existing accounting and financial reporting personnel through continuous training and education in the accounting and reporting requirements under U.S. GAAP, and SEC rules and regulations, (c) developing, communicating and implementing an accounting policy manual in accordance with U.S. GAAP for our accounting and financial reporting personnel for recurring transactions and period-end closing processes, and (d) establishing effective monitoring and oversight controls to identify non-recurring and complex transactions to ensure the accuracy and completeness of our consolidated financial statements and related disclosures; (ii) for the deficiencies in general information technology controls, we are (a) segregating administrative responsibilities, enforcing the principle of least privilege, and implementing regular independent reviews of superuser activities, and (b) formalizing a change management process, including maintaining detailed change logs and requiring thorough documentation and approvals at each stage to ensure IT changes are properly managed.
For more details, see “Risk Factors — Risks Relating to Financial, Accounting and Tax Matters — We have identified material weaknesses in our internal control over financial reporting. If we are unable to remediate the material weaknesses or if we identify additional material weaknesses in the future or otherwise fail to develop and maintain effective internal control over financial reporting, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect our business.”
Quantitative and Qualitative Disclosures about Market Risk
Credit Risk
Credit risk is the possibility that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. Financial instruments that potentially subject us to significant concentration of credit risk consist primarily of cash and cash equivalents, restricted cash, short-term investments and accounts receivable. Cash and cash equivalents, restricted cash and short-term investments were mainly held at major financial institutions, which we believe there to be no significant credit risk. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions.
Accounts receivable are typically unsecured and derived from revenue earned from customers, which are exposed to credit risk. The risk is mitigated by credit evaluations we perform on our customers and our ongoing monitoring process of outstanding balances. No single customer accounts for more than 10% of our total revenue for the nine months ended September 30, 2024. Similarly, no single customer represented greater than 10% of our total revenue for the year ended December 31, 2023.
Interest Rate Risk
We are exposed to interest rate risk on our interest-bearing assets and liabilities. As part of our asset and liability risk management, we review and take appropriate steps to manage our interest rate exposures on our interest-bearing assets and liabilities. We have not been exposed to material risks due to changes in market interest rates, and have not used any derivative financial instruments to manage the interest rate risk exposure.
Foreign Exchange Risk
We operate across several countries with different functional currencies. Our reporting currency is the U.S. dollar. Our holding company and our subsidiaries in the United States and Hong Kong use U.S. dollar as their functional currency, while local currencies have been determined to be the functional currency of our other subsidiaries, such as Australia dollar or Renminbi. Transactions denominated in other than the functional currencies are re-measured into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Financial assets and liabilities denominated in other than the functional currency are re-measured at the balance sheet date exchange rate. Because we report our financial results in U.S. dollars, fluctuations in exchange rates between the U.S. dollar and foreign currencies may adversely impact our reported results of operations when we translate our foreign subsidiaries’ financial results into U.S. dollars for consolidation. Our revenue is predominantly affected by fluctuations in the value of the U.S. dollar as compared to Australia dollar and Renminbi. An increase or decrease of 10% in the value of Australia dollar and Renminbi relative to the U.S. dollar in 2023 would have resulted in a corresponding increase or decrease in the U.S. dollar reporting value of our revenue of US$145.1 million for that year.
In our day-to-day operations, we sell products to our global export customers in various currencies, though predominantly Australia sells to export customers in U.S. dollar, creating potential foreign exchange transaction risk. To manage this exposure, we enter into hedging arrangements with forward exchange and option contracts for transactions denominated in U.S. dollar for our Australia business, with any remaining unhedged exposure being immaterial to our financial results.
Critical Accounting Policies, Judgments and Estimates
The accompanying consolidated financial statements have been prepared in accordance with U.S. GAAP.
The preparation of consolidated financial statements in conformity with U.S. GAAP requires the management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. We base our estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources.
We have provided a summary of our significant accounting policies, estimates and judgments in note 2 to our consolidated financial statements included elsewhere in this prospectus. The following critical accounting discussion pertains to accounting policies management believes are most critical to the portrayal of our historical financial condition and results of operations and that require significant, difficult, subjective or complex judgments. Other companies in similar businesses may use different estimation policies and methodologies, which may impact the comparability of our financial condition, results of operations and cash flows to those of other companies.
Revenue Recognition
We adopted ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”) and recognize revenue upon the transfer of control of promised goods to our customers, in the amount of consideration we expect to receive for those goods.
Our customer contracts generally contain a single performance obligation which is fulfilment customer orders for the purchased products. We recognize revenue for at the point in time when the control of the product has transferred to customer, which generally occurs upon shipment or delivery to a customer based on the contractual terms with the customer. We elected to account for shipping and handling activities that occur after the customer has obtained control of the product as a fulfillment cost and recognizes in cost of revenues rather than an additional promised service. Any taxes collected on behalf of government authorities are excluded from revenues.
Revenue is measured by the transaction price, which is defined as the amount of consideration we expect to receive in exchange for providing goods to customers. The transaction price is adjusted for consumer incentives, such as volume rebates, which is recorded as a reduction to revenue based on amounts we expect to pay. The amount of sales rebates for the year ended December 31, 2023 was immaterial.
Goodwill and Intangible Assets
Definite life intangibles are initially recorded at fair value and amortized over the estimated period of benefit. The gross cost and accumulated amortization of intangible assets are removed when the recorded amounts are fully amortized and the asset is no longer in use or the contract has expired.
We review the carrying value of definite life intangibles at each balance sheet date if indication of impairment exists. Recoverability is assessed using undiscounted cash flows based on historical results and current projections of earnings before interest, taxes, depreciation and amortization. We measure impairment as the excess of carrying value over the fair value of the definite life intangible asset group. We use various valuation techniques to estimate fair value, with the primary techniques being discounted cash flows, relief-from-royalty and multi-period excess earnings valuation approaches, which use significant unobservable inputs, or Level 3 inputs, as defined by the fair value hierarchy. Under these valuation approaches, we are required to make estimates and assumptions about sales growth, operating margins, royalty rates and discount rates based on budgets, business plans, economic projections, anticipated future cash flows and marketplace data.
Goodwill and indefinite life intangible assets are initially recorded at fair value and not amortized, but are reviewed for impairment at least annually or more frequently if impairment indicators arise. The last day of the fiscal year is the Company’s annual impairment assessment date for goodwill and indefinite life intangible assets.
Goodwill is allocated by reporting unit and is evaluated for impairment by first performing a qualitative assessment to determine whether a quantitative goodwill test is necessary. If it is determined, based on qualitative factors, the fair value of the reporting unit may more likely than not be less than carrying amount, or if significant changes to macro-economic factors related to the reporting unit have occurred that could materially impact fair value, a quantitative goodwill impairment test would be required. Additionally, we can elect to forgo the qualitative assessment and perform the quantitative test. The quantitative test is to identify if a potential impairment exists by comparing the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of the reporting unit exceeds the fair value, an impairment loss is recognized in an amount equal to that excess, not to exceed the carrying amount of goodwill.
We estimate the fair value of our reporting units considering the use of various valuation techniques, with the primary technique being an income approach (discounted cash flow method), with another technique being a market approach, which use significant unobservable inputs, or Level 3 inputs, as defined by the fair value hierarchy. We include assumptions about sales growth, operating margins, discount rates and valuations multiples which consider its budgets, business plans, economic projections and marketplace data, and are believed to reflect market participant views which would exist in an exit transaction. Assumptions are also made for varying perpetual growth rates for periods beyond the long-term business plan period. For the year ended December 31, 2023, we determined none of our reporting units’ fair values were below its carrying value.
For indefinite life intangible assets, a qualitative assessment can also be performed to determine whether the existence of events and circumstances indicates it is more likely than not an intangible asset is impaired. Similar to goodwill, we can also elect to forgo the qualitative test for indefinite life intangible assets and perform the quantitative test. Upon performing the quantitative test, if the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.
The fair value of indefinite life intangible assets when performing a quantitative assessment is calculated principally using relief-from-royalty valuation approaches, which use significant unobservable inputs, or Level 3 inputs, as defined by the fair value hierarchy, and is believed to reflect market participant views which would exist in an exit transaction. Under these valuation approaches, we are required to make estimates and assumptions about sales growth, operating margins, royalty rates and discount rates based on budgets, business plans, economic projections, anticipated future cash flows and marketplace data. For the year ended December 31, 2023, we determined the fair value of each of indefinite life intangible assets exceeded its carrying value.
Recent Accounting Pronouncements
A list of recently issued accounting pronouncements that are relevant to us is included in note 2 of our consolidated financial statements included elsewhere in this prospectus.

BUSINESS
Our Mission
Food the World Loves to Eat.
Overview
Who We Are
We are a next-generation food solutions leader. Through our strategic operations in Australia, the United States and China, we provide tasty, fresh, natural, healthy and convenient food products to customers across over 40 countries worldwide.
With a diverse, protein-centric product portfolio and a global network of production sites and supply sources, we have established strong market positions in Australia, the United States, and key Asian markets including China, Japan and South Korea. This multi-protein, multi-supply, and multi-market strategy has made us the trusted partner of choice, driving sustained sales and margin growth. Our global customer base includes renowned food service brands and prominent retailers.
What We Do
The global food industry is undergoing a major transformation driven by two key trends: the demand for tasty and healthy foods, and the need for convenience in food preparation and consumption. Meeting these demands requires an end-to-end overhaul of the food production process, shifting from over-processed, less nutritious options to fresh, natural, and thoughtfully processed foods.
Being at the forefront of this food industry transformation, we develop, produce and supply high-quality tasty and healthy food products that meet the highest customer standards. We achieve this by sourcing premium fresh and natural proteins and utilizing advanced processing techniques that retain both nutrition and taste. Our operation is underpinned by a rapidly reducing carbon footprint, highlighting our commitment to sustainable and responsible production practices.
How We Compete
We lead and drive the transformation of the food industry through three foundational pillars:
•
Continuous Product Innovation:   Innovation is the cornerstone of our market leadership. Our dedicated team of over 40 professional chefs and food scientists fuels our innovation engine, keeping us aligned with emerging trends and evolving consumer preferences. We continuously push boundaries by combining fresh, natural proteins with specialized cooking methods like low-temperature sous vide and advanced packaging technologies to deliver a range of innovative food solutions. Our ability to meet our customers’ evolving needs not only empowers them to provide exceptional quality and convenience to their consumers, but also strengthens our partnerships and drives mutual revenue growth. See “— Our Products — Product Innovation.”

•
Advanced Production Capabilities:   Our production network is built on our advanced food manufacturing blueprint, which is underpinned by our commitment to carbon neutrality. This framework integrates cutting-edge technologies, from flexible manufacturing systems and automated guided vehicles (AGV) to AI-powered dissection systems and advanced low-temperature cooking technologies. Through the strategic modernization of our facilities, we have built a robust, state-of-the-art production infrastructure that sets new industry standards in product quality and manufacturing efficiency. See “— Production — Highly Automated Production Lines and Cutting-Edge Technologies.”

•
Global Sourcing Network:   Our supply chain capabilities have evolved into a sophisticated, multi-protein, multi-supply global network. We operate eight strategically located facilities across Australia, the United States and China, each with unique sourcing and supply capabilities. These operations demonstrate a high degree of flexibility, capable of processing a diverse range of protein types and adapting to various scales of production to meet evolving market demands. Together with our extensive network of protein suppliers worldwide, this integrated and diversified global system provides resilience against supply chain disruptions while ensuring a consistent and reliable supply of high-quality foods. See “— Supply Chain Management.”
These three foundational pillars position us as a trusted partner for renowned food service brands and retailers. They also create a powerful growth flywheel that accelerates expansion through strengthened customer partnerships, driving our revenue and margin growth. See “— Our Growth Strategies.”
Strong Financial Results
In the fiscal year ended December 31, 2023, we recorded a total revenue of US$1,870.7 million. Our revenue increased from US$1,404.5 million for the nine months ended September 30, 2023, to US$1,571.6 million for the same period in 2024, representing a growth rate of 11.9%. During this period, our net income increased significantly from US$13.2 million to US$37.8 million, and our EBITDA grew from US$51.5 million to US$85.4 million, achieving a 65.8% increase. EBITDA is a non-GAAP financial measure. For details, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measure.” This combination of accelerated growth and profitability was achieved while making significant investments in operations and growth initiatives, which positions us for continued expansion in the future.
Market Trends and Opportunities
Protein plays a vital role in the global food industry as one of its largest and rapidly evolving segments. This significance stems from its essential role in nutrition, as well as its centrality in consumer diets around the world. The protein landscape is evolving as consumers seek a balance between taste, convenience, quality, and sustainability, mirroring broader dietary preferences, lifestyle changes and values. Four key trends are reshaping global protein consumption:
•
Fresh, Natural and Healthy Options:   Consumers increasingly view protein as a key ingredient for wholesome nutrition, with younger generations particularly focused on its health benefits. Food service providers are expanding their menus with fresh and natural protein options, while retail consumers seek healthy and nutritious food products that contribute to their wellness goals. This evolution has sparked innovation beyond traditional protein applications, driving development of thoughtfully processed products that combine fresh, natural ingredients to meet growing demand for foods that support healthy living.

•
Elevated Taste Experience:   Consumers are increasingly demanding sophisticated and authentic flavor profiles, influenced by their greater exposure to global cuisines and enhanced food knowledge. This trend is exemplified by the success of an assortment of Asian flavors and Latin American cuisines across international markets, spanning both traditional recipes and contemporary foods. The rise of club stores and the influence of digital media have further accelerated this shift, driving demand for globally-inspired protein dishes enriched by complex seasonings, marinades, and cooking techniques.

•
Quality Made Convenient:   Modern lifestyles are transforming the ways in which people prepare and consume protein. Food service providers seek efficient solutions that ensure consistent quality while streamlining kitchen operations, whereas retail consumers demand convenient options that deliver restaurant-quality dining experiences at home. This parallel evolution has sparked innovation across both channels, ranging from pre-portioned and pre-seasoned products for food service providers to meal kits, heat-and-serve and ready-to-eat options for retail consumers, all designed to combine convenience with premium taste and nutrition.

•
Sustainability and Traceability:   Environmental and quality considerations are increasingly influencing protein choices. Both end consumers and food service providers prioritize sustainable sourcing and production, with growing demand for transparent supply chains that allow tracking of ingredients from source to plate. This heightened focus on traceability reflects consumers’ desire to understand the origin, processing methods, and quality standards of their food, driving innovation in sustainable protein production and processing methods, while ensuring food safety and reliability through documented supply chains.

We integrate and translate these trends into innovative high-quality food products that combine taste with fresh, natural ingredients and healthy nutrition, while ensuring convenience and sustainability. This strategy positions us to seize significant growth opportunities in the global protein market, particularly within our key markets. The United States and China are the two largest protein consumption markets globally, with market sizes of US$624.5 billion and US$384.8 billion respectively in 2023, together representing over 40% of global protein consumption. These two markets are projected to grow at CAGRs of 5.2% and 4.6%, respectively, from 2023 to 2028, with their prepared protein segments showing even stronger momentum at CAGRs of 8.5% and 7.6%, respectively. Our other key markets, including Australia (US$36.3 billion), Japan (US$158.7 billion), and South Korea (US$30.8 billion), are expected to provide additional growth drivers with projected CAGRs from 2023 to 2028 of 3.7%, 1.7% and 1.6%, respectively.
Our Competitive Strengths
Global Reach and Strategic Partnership with Internationally Renowned Customers
Our commanding presence spans the world’s largest consumer markets, with diversified revenue streams across key regions. For the nine months ended September 30, 2024, the United States and Australia contributed 26.4% and 22.0% of our revenue, respectively, while China accounted for 16.5%. Additionally, Japan and South Korea collectively represented 19.9% of our revenue, with the remainder from rapidly growing Southeast Asian and Middle Eastern markets. This geographic diversification strengthens our resilience to market fluctuations while supporting steady growth.
Globally, we serve as a key multi-protein supplier across various markets for renowned brands, including the top global quick-service restaurant chain and a popular premium global fast-casual burger chain. We are also a key supplier to the top two global club store chains in various markets. In Australia, we are the largest supplier of ready-to-cook beef products for the top global quick-service restaurant chain, and rank among the top five suppliers to a fast-growing international value retail chain, according to Frost and Sullivan. In China, we are a key strategic supplier to all five largest quick-service restaurant chains and a key supplier to the top global club store chain, according to Frost and Sullivan.
These strategic partnerships create powerful synergies that promote mutual growth and drive our ongoing success. By leveraging our partners’ global networks and regional expertise, we align our innovative offerings with evolving market demands. Our multi-supply and multi-market strategy optimizes supply chains and effectively manages market fluctuations. This approach consistently reinforces our position as a preferred supplier, increasing our share of customer business across diverse consumer markets.
High-Impact Product Innovation: Providing Tasty, Fresh, Natural, Healthy and Convenient Foods
Meeting evolving consumer demand is at the heart of our product development strategy. We leverage market insights through our product innovation hubs in Australia, the United States, and China to identify and capitalize on evolving consumer preferences and market opportunities. Our team of over 40 professional chefs and food scientists translates these insights into innovative products by utilizing fresh and natural proteins, specialized cooking methods such as low-temperature sous vide, and advanced packaging techniques. This allows us to provide convenient ready-to-cook, ready-to-eat and heat-and-serve options that maintain freshness until preparation.
Through significant investments in our innovation capabilities, we continuously expand our product range and create high-value offerings for top-tier global customers. Many of our innovations evolve from limited-time offers to permanent menu items or product lines due to their innovative features and popularity among customers. Our collaboration with a popular premium global fast-casual burger chain exemplifies this approach, where we co-developed their iconic sous vide buttermilk chicken sandwich and seamlessly integrated it into their global supply chain network.
State-of-the-Art Infrastructure and Sustainable Production
Our production capabilities feature cutting-edge technology, including highly automated production lines, robotized storage and logistics, and RFID-driven quality control. An example is our AI-powered 3D beef dissection system, which tailor cuts to meet specific market demands with exact precision. Our standardized factory operating system allows real-time monitoring and adjustment of production parameters across all sites, ensuring consistent quality and efficient resource use.
Our commitment to sustainability sets industry benchmarks through the adoption of renewable energy, circular land management practices, and zero waste to landfill initiatives. Our Australian facilities at Kilcoy and Kyneton are among the first few in the industry that have received third-party certification for their emission reduction achievements, according to Frost & Sullivan. Our flagship Kilcoy facility generates over 40% of its power from bio-generators, utilizes 100% biomass fuels for gas, and recycles 60% of its water. These sustainability achievements enhance our position as a valued partner for renowned food service brands and retailers that seek to bolster their sustainability credentials.
Data-Driven Integration and AI-Powered Decision-Making
The extensive operational data accumulated across our advanced production facilities over the past decade forms the foundation of our advanced analytics capabilities. Leveraging this data infrastructure, we are developing a “Digital Twin” framework that creates a virtual replica that simulates and predicts operational outcomes using real-time data.
We harness the full potential of this digital infrastructure through our Integrated Value Stack (IVS) model, designed to maximize value across every stage of our operations. Through continuous data-driven integration and AI algorithms, our digital framework drives real-time decisions to optimize production parameters, enhance yield, and predict supply-demand trends. For details, see “— The Kilcoy Model” and “— Production — Digital Infrastructure.”
Our comprehensive digital framework extends beyond our internal operations to create value for our partners. We provide suppliers with critical insights to enhance their supply chain forecasting, while offering customers data-driven recommendations for product development and innovation. Through this ecosystem of shared intelligence, we continue to strengthen our leadership in industry innovation.
Robust and Resilient Supply Chain Capabilities
Our multi-protein, multi-supply, and multi-market strategy ensures our consistent provision of high-quality foods to customers worldwide. Premium protein, especially beef, lamb and certain seafood products, serves as a cornerstone of this strategy due to their unique market dynamics and high barriers to entry, fostering strong customer loyalty in our supply relationships. With strategically located production bases and long-term partnerships with global suppliers across all major protein types, we secure flexible, reliable access to high-quality raw materials. This diversified global network enables us to meet customer demands consistently while adapting swiftly to market changes.
We further reinforce our resilience through various procurement mechanisms across major protein types. Notable examples include our forecast-driven procurement, cost-based pricing strategy and “forward procurement + forward rolling sales” approach. These mechanisms enable us to achieve consistent production and pricing flexibility, while strengthening our entire ecosystem and cementing our position as a trusted partner in the global protein supply chain. See “— Supply Chain Management — Strategic Procurement Mechanisms.”
“Think Global, Act Local”: Our Winning Philosophy
As we experience significant growth across key markets, we have reinforced our global governance and operational framework while empowering local teams. Guided by our “Think Global, Act Local” philosophy, we encourage and incentivize local teams to make commercial decisions and drive product innovation tailored to their specific market needs. Our global customer base and global sourcing network provide strong support to these teams, fostering increasing synergies across product innovation, manufacturing excellence and general management capabilities.
Our seasoned management team brings decades of expertise in food processing, corporate investment, and governance. Their collective leadership and experience are instrumental in driving our continued growth and innovation on a global scale. Under their guidance, we have successfully executed a series of mergers and acquisitions, followed by seamless integrations, establishing a powerful growth engine in the global food industry.
Our Growth Strategies
Our long-term growth is driven by a robust growth flywheel. This framework is underpinned by the three foundational pillars of modernized production, product innovation, and global sourcing, which are integrated through advanced data-driven analytics. Together, they fuel our growth as we expand our business through the following strategies:
Expand Blue-Chip Customer Base
We will continue to strengthen and expand our partnerships with blue-chip companies that drive long-term value and sustainable growth. Our strategic expansion targets both established and emerging markets. This approach, combined with our track record of quality and innovation capabilities, positions us to build a diversified portfolio of premium customers in the food service and retail sectors.
Secure Wallet Share as Strategic Supplier
We aim to increase our wallet share with existing blue-chip customers through various strategic initiatives, including collaborative product innovation, enhanced manufacturing excellence, and securing long-term supply agreements and volume commitment programs. Through these initiatives, we strengthen our position as a strategic supplier while ensuring stable demand, which in turn enable us to improve operational efficiency, reducing unit costs, and achieve economies of scale. We aim to foster mutually beneficial relationships that deliver sustainable growth and lasting value for all stakeholders.
Increase Margin through Product Innovation
Our innovation pipeline focuses on high-value products that enhance our customers’ competitive advantages while further driving our margin growth. Through innovative solutions that boost consumer traffic and optimize food preparation, we empower our customers to increase their revenue and store-level profitability. Our strategic focus on customer success brings us sustained volume growth and a higher-margin product mix, reinforcing our position as a preferred innovation partner. This creates a virtuous cycle where our customers’ success fuels our growth and margin enhancement.

Broaden Category and Supply Coverage
We are strategically entering adjacent channels, including large convenience store chains in Australia and China, as well as e-commerce platforms. Leveraging our core strengths in product innovation, consistent quality, and production capabilities, we adapt our proven business model to meet the stringent standards of leading customers across diverse market segments. We will further customize our product solutions to address each channel’s specific demands — from portion-controlled menu items for high-volume restaurants to premium cuts for fine dining, and from grab-and-go convenience meals to chef-crafted cooking kits available through retail.
Enhance Production Capacities and Capabilities
Our strategic investments in production have resulted in substantial capacity and capability growth in the past, with recent expansions increasing our production capacity of purpose processed products by 15.6%. Building on this momentum, we plan to further strengthen our production network through advanced automation, innovative processing technologies, and targeted acquisitions. Our successful integration track record, most recently exemplified by the acquisition of Tyson Foods Australia’s Coominya operations, has strengthened our position as a key supplier to leading global brands. We will continue to seek strategic opportunities that enhance our capabilities, enrich our portfolio, and expand our footprint to drive sustained growth and stakeholder value.
The Kilcoy Story
Initial Integration — Establishing a Global Integrated Supply Chain
Our journey began with the goal of creating a global integrated supply chain. From 2013 to 2015, we formed the KGF Group by merging Kilcoy Pastoral Company Limited (KPC), a primary and secondary beef processor based in Queensland, Australia, with two producers of ready-to-cook and ready-to-eat food products: Ruprecht Company in the United States and Weihai Weidao Foods Co., Ltd. in China. This initial integration proved successful, driving significant growth during these years.
Rapid Development — Modernizing Production and Implementing an Integrated Value Stack Model
The next phase of our development focused on modernizing and enhancing our production capabilities. We invested in state-of-the-art equipment and adopted advanced technologies to enhance our production capabilities. We also established innovation hubs for product development and launched carbon-reduction projects aimed at achieving long-term environmental and cost-saving benefits. A key achievement during this period was the development of our Integrated Value Stack (IVS) model, which created strategic advantages that significantly enhanced our competitiveness. See “— The Kilcoy Model — Integrated Value Stack.”
By the end of 2019, we had established our leadership in key markets, a position we have successfully maintained to date. Our global customer base now includes renowned food service brands and prominent retailers.
Enhancement of Market Leadership — Refining Our IVS Model for Continued Success
We strengthen our market leadership by continuously refining our IVS model. By leveraging our data-driven integration capabilities, we enhance connectivity across various layers of the model, which boosts our operational effectiveness and strengthens customer loyalty. Additionally, we expanded our supply base by acquiring more processing assets, enabling us to navigate trade disruptions and the challenges posed by geopolitical tensions and the COVID-19 pandemic.
These initiatives have solidified our leadership position and allowed us to achieve sustained growth and resilience. Our revenue reached US$1,571.6 million for the nine months ended September 30, 2024, reflecting a growth of 11.9% compared to the same period in 2023.
Today, we are a globally coordinated “multi-supply, multi-market” solution provider, operating eight advanced production facilities across Australia, the United States, and China, and serving prominent customers in over 40 countries worldwide.

The Kilcoy Model
Integrated Value Stack
Through our three-phase journey, we have developed and are continuously refining an Integrated Value Stack (IVS) business model, which is designed to maximize value at every stage of our production and service operations.

*
While our value stack consists of four processing layers, not every product requires processing through all of them. Instead, raw proteins are processed only through the necessary layers that optimize their specific value, ensuring efficiency and targeted output.

Protein Sources
We employ a multi-protein strategy, which gives us a significant advantage over competitors focused on single-protein offerings. This diversity allows us to quickly adapt to market shifts and meet evolving consumer demands.
As part of our global operations, we source raw protein materials of high standards from various regions worldwide to ensure a stable supply while gaining cost advantages through our strategic procurement programs. Additionally, our raw materials are sourced from a carefully selected, diverse range of suppliers, which further strengthens our supply chain resilience. For more details, see “— Supply Chain Management.”
Four-Layered Approach
Our IVS model is structured around four key layers — primary processing, secondary processing, purpose processing, and services — each designed to unlock distinct commercial value at every stage of the production process and requires different capabilities. The bottom two layers optimize traditional protein industry operations, addressing crucial elements such as yield maximization and operational efficiency. Building on this, the two upper layers focus on meeting evolving consumer needs with innovative and tailored solutions.
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Primary and Secondary Processing:   The protein industry faces distinct challenges in processing due to the natural variability of inputs such as livestock. Primary processing involves slaughtering and chilling livestock, while secondary processing includes deboning, cutting, and portioning. Unlike industries that assemble uniform parts, the protein industry disassembles whole livestock into multiple products. Success in this process hinges on extracting maximum value from each input, balancing production costs with sales complexity.
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Purpose Processing:   Purpose processing transforms cut protein into ready-to-cook and ready-to-eat products for our food service and retail customers. This process combines various food inputs, adds ingredients, and often includes thermal processing to ensure food safety and extend shelf life. The end products — such as beef patties and sous vide chicken breasts — are tailored to meet specific customer needs. Such customization requires continuous innovation and operational efficiency and flexibility beyond the capabilities of traditional food manufacturers, who typically focus on standardized, large-scale production with a limited range of SKUs. In contrast, by leveraging our flexible manufacturing capabilities, advanced processing techniques, and product innovation expertise, we efficiently produce a diverse array of ready-to-cook and ready-to-eat products that cater to the evolving needs of food service and retail customers.

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Services:   At the top of the stack, the service layer allows us to collaborate closely with food service and retail customers to develop advanced food solutions that meet their needs. These value-enhancing solutions primarily include innovative processes that improve operational efficiency. For example, we developed a streamlined butter chicken preparation process that maintains quality while simplifying kitchen operations. We also provide tailored packaging solutions, from modified atmosphere packaging for extended shelf life to vacuum skin packaging for premium presentation. This approach addresses the demands of end consumers while optimizing delivery and preparation for our food service and retail partners.

We are an industry pioneer in adopting this integrated IVS model, which enables comprehensive value creation across the entire protein production value chain. Unlike traditional consumer packaged goods companies and conventional protein providers who typically focus on specific segments, our model empowers us to deliver premium products and value-enhancing services throughout the entire value chain, including new product development and global supply chain optimization. We enhance this value creation through a data-driven approach that integrates each layer within the IVS and optimizes every aspect of production, from procurement to processing and market delivery. For details, see “— Production — Digital Infrastructure.” As a result, the IVS model ultimately boosts our overall profit margins and provides the foundation for us to drive broader industry transformation.
Our Products
We offer a wide range of tasty, fresh, natural, healthy and convenient protein products to global customers. By leveraging our modern production capabilities and advanced processing techniques, we tailor products to meet specific market requirements and evolving customer needs. The following table provides examples of the range of products that we offer.

Channels	Brands	Products
Purpose Processing
Retail		Ready-to-Cook Ready-to-Heat/Eat
Food Service		Ready-to-Cook
Ready-to-Heat

Channels	Brands	Products
Secondary Processing
Retail / Food Service
Primary Processing
Others
Product Innovation
As a crucial component of our growth flywheel, product innovation is essential for our sustainable growth and long-term relationships with customers. We have made significant investments in product innovation to enhance taste, texture, and nutritional value of our products. By leveraging industry insights and global innovation capabilities, we continuously diversify our product offerings and create high-value solutions for global customers.
We have established innovation hubs in Australia, the United States, and China, where we analyze the latest market trends to develop new menu items and product lines. Our team of over 40 professional chefs and food scientists translate these insights into innovative products featuring fresh, natural proteins, specialized cooking methods, and advanced packaging techniques. Additionally, we collaborate with key opinion leaders (KOLs) such as celebrity chefs who provide insights into the latest trends and customer preferences within the industry. By combining culinary expertise with digital engagement, these partnerships enable us to test concepts, gather real-world feedback, and share innovations across platforms, building trust and credibility with both food service professionals and consumers. This authentic advocacy strengthens our reputation and drives meaningful industry connections. For instance, our executive chef, Andy Hearnden, known as Andy Cooks, is an industry icon with over 15 million followers across numerous social media platforms. His influence helps shape consumer preferences and inspire trendy recipes.

Furthermore, our flexible manufacturing system seamlessly supports and refines our product innovation efforts. Instead of occupying production lines 24/7 to maximize production capacity, we prioritize adaptability and maintain a highly efficient manufacturing system. Our production lines can quickly adjust to new SKUs, allowing us to offer a diverse array of products tailored to specific market needs without compromising on quality.
In 2023 and the first three quarters of 2024, we introduced an average of 10 new products each quarter. The following case studies of successful products launched in 2024 illustrate our ongoing commitment to delivering innovative products with significant market potential.
Case Study: Cooked Burger

No Artificial Preservatives. No Artificial colours or flavours.

DELICIOUS. CONVENIENT. FULLY COOKED.

AUSTRALIAN BEEF BURGERS

Our advanced protein processing capabilities have led to the successful development of a premium fully-cooked burger tailored for convenience stores. As consumer demand for restaurant-quality grab-and-go options rises, particularly among the 24-34 age demographic, we identified a quality gap in burgers sold in convenience stores across Australia, which typically contained numerous additives and less than 80% beef content. This revealed untapped potential in the convenience store retail channel.
To capitalize on this market opportunity, we developed a fully cooked and assembled burger that addresses the limitations of in-store preparation. Our solution maximizes beef content to 94% by using quality grain-fed cattle, enhanced by a unique searing and sous vide process. This innovation creates a protective flavor-enhancing fat barrier, ensuring optimal taste preservation for up to four hours in warming bays while meeting the practical requirements of high-volume retail. The result is a premium burger that competes directly with quick-service restaurants across multiple dayparts.
The launch of our Cooked Burger has yielded strong results, with stores consistently meeting daily unit allocations and generating repeat purchases across Australia, showcasing our ability to leverage advanced processing technology for evolving retail channels. Building upon this successful launch, we are exploring expansion opportunities to introduce our innovative Cooked Burger offering to select markets worldwide.

Case Study: Deep-Sea Pollock Sandwich
Our product innovation expertise is exemplified by the successful development of our Deep-Sea Pollock Sandwich. Market analysis revealed growing consumer demand for seafood options that deliver restaurant-quality taste in convenient formats. Among the key insights was a rising awareness of the nutritional benefits of deep-sea fish and a preference for transparency in ingredient sourcing, particularly among quality-conscious consumers.
In response, our production innovation team developed an innovative premium sandwich that would meet these evolving preferences. We established a comprehensive ingredient traceability program, starting with carefully selected deep-sea pollock known for its white flesh and rich omega fatty acids. We maintain strict quality control and documentation of our supply chain, from sustainable fishing practices to final production, ensuring consumers could trust the quality of every ingredient. The pollock fillet is paired with specially crafted artisanal bread, balancing protein and dietary fiber. As detailed on the packaging label, consumers can choose between two distinct preparation methods — a 15-minute microwave heating that results in a tender, soft sandwich, or a quick air fry that transforms it into a delightfully crispy version, effectively offering two different taste experiences from the same product.
The Deep-Sea Pollock Sandwich has exceeded performance expectations, particularly resonating with quality-conscious consumers. Its versatility has driven strong adoption across multiple occasions — from busy urbanites seeking a nutritious bite to families looking for a convenient weekend meal. This success showcases our expertise in developing tailored, high-quality protein products that meet evolving consumer preferences for superior taste, fresh and natural ingredients, wholesome nutrition and convenient formats.
Case Study: Egg Bites

NO ARTIFICIAL COLORS
NO ARTIFICIAL FLAVORS
MADE WITH REAL BUTTER

5
SERVINGS
10 BITES

SOUS VIDE
EGG BITES

UNCURED* BACON & THREE CHEESE

MADE WITH CAGE FREE EGGS**
20g PROTEIN PER SERVING

GLUTEN FREE

U.S. INSPECTED AND PASSED BY DEPARTMENT OF AGRICULTURE EST. 1940

* NO NITRITES OR NITRATES ADDED EXCEPT THOSE NATURALLY OCCURRING IN SEA SALT AND CULTURED CELERY POWDER

** HENS ARE FREE-ROAMING INSIDE A BARN

FULLY COOKED
KEEP REFRIGERATED

NET WT 21 OZ
(1 LB 5 OZ) 595 g

ENLARGED TO SHOW DETAIL

SERVING SUGGESTION

Another example of our product innovation capabilities is our Egg Bites. Through comprehensive market research, we identified a significant opportunity for portable, nutritious options that appeal to health-conscious individuals and busy professionals seeking protein-rich solutions for quick, on-the-go meals and snacks.
Leveraging these insights, our product innovation team developed an innovative recipe for our Egg Bites. Through extensive consumer research through surveys and focus groups, which revealed preferences for natural ingredients, high protein content, and savory cheese flavors. We assessed and integrated such feedback, leading to the co-development of a recipe that uses cage-free eggs and uncured bacon, to create a protein-rich product with a creamy texture and bold flavors.
Since the launch of our Egg Bites, they have shown strong initial market acceptance, with sales velocity and repeat purchase rates tracking above initial projections. Strategic shelf placement next to eggs, coupled with in-store sampling programs, has encouraged strong consumer trial and positive word-of-mouth advocacy. This success demonstrates our ability to transform consumer insights into winning products through collaborative development and effective go-to-market strategies.
Our Customers
We have built a strong base of renowned customers in over 40 countries worldwide. This esteemed network highlights our leadership in the industry and provides valuable insights for future growth.
Food Service Providers
Food service is one of our primary sales channels, and we partner with over 800 food service accounts including top global quick-service and fast-casual restaurant chains. We support these partners in launching and expanding their menu offerings. Our usual product offerings for food service providers include beef patties, chicken nuggets, and fish fillets, among others. As we continue to diversify our high-quality customer base, we also leverage our premium brands and localized production capabilities to deliver customized meal solutions to institutional customers in selected markets including the United States and China, which also contributed to our robust growth and sustained profitability. In 2023 and the nine months ended September 30, 2024, revenue generated from food service segment was US$840.6 million and US$764.6 million, respectively, accounting for 45.0% and 48.7% of our total revenue during those periods.
One example of successful collaboration with a food service provider is our partnership with a popular premium global fast-casual burger chain with over 330 locations in the United States and 180 international locations as of December 31, 2023. Our partnership began in 2013 when we first became a supplier of chicken and beef products to them. By leveraging our innovation capabilities and market insights, we co-developed the iconic sous vide buttermilk chicken sandwich and seamlessly integrated it into their global supply chain network. We have gradually become one of their strategic partners and expanded together worldwide.
Retailers
We have a strong presence in the retail sector, collaborating with over 500 retail accounts including top global club stores, specialty grocers and convenience store chains. Our usual product offerings for retailers include ready-to-cook and ready-to-eat food products, among others. In 2023 and the nine months ended September 30, 2024, revenue generated from retail segment was US$795.6 million and US$655.6 million, respectively, accounting for 42.5% and 41.7% of our total revenue during those periods.
Our relationship with a leading members-only club store chain exemplifies how we build and strengthen our relationships with retail customers. What began in 2019 as a beef supply arrangement has grown into a comprehensive multi-protein collaboration, significantly increasing our wallet share. Our growing product line, including innovative products like the Deep-Sea Pollock Sandwich and Egg Bites, demonstrates our ability to consistently deliver products that meet both their rigorous standards and their members’ needs. This progression from supplier to strategic partner has deepened our integration with their operations.
Production
Strategically Located Facilities Network
Our global production footprint encompasses eight facilities across Australia, the United States, and China. Each facility offers unique capabilities and technologies, creating an integrated system that maximizes operational synergies and manufacturing flexibility. The following table outlines our facilities footprint.

Facility Name	Location	Design Capacity	Highlights
Kilcoy	Kilcoy, Queensland, Australia	• 260,000 metric tons per year for beef products	Our flagship Kilcoy facility is one of Australia’s most advanced beef processing operations, delivering premium grain-fed and Wagyu beef to markets worldwide. In 2023, it became the first and only large-scale beef facility in Australia to receive third-party certification for their emission reduction achievements.
Kyneton	Kyneton, Victoria, Australia	• 56,400 metric tons per year for beef products • 48,300 metric tons per year for lamb products	Our Kyneton facility has been supplying premium beef, lamb, sheep, and goat products to global markets, sourced from local producers, for over 50 years.
Lance Creek	Lance Creek, Victoria, Australia	• 52,000 metric tons per year for beef products	Our Lance Creek facility produces premium grass-fed, grain-fed, and Wagyu beef for global markets.
Bells Creek	Bells Creek, Queensland, Australia	• 50,000 metric tons per year for purpose processed products	Opened in 2023, our Bells Creek facility provides value-added multi-protein raw and cooked food solutions for both local and export markets, serving retail and food service channels.
Coominya	Coominya, Queensland, Australia	• 34,400 metric tons per year for frozen beef patties	Acquired in October 2024, our Coominya facility is a principal supplier of beef patties to the top quick-service restaurant chain in Australia and exports to markets in Asia.
Mundelein	Mundelein, Illinois, United States	• 53,300 metric tons per year for purpose processed products	Our North America facility, equipped with state-of-the-art processing capabilities, provides customizable value-added protein products in both raw and sous vide cooked forms.
Weihai	Weihai, Shandong, China	• 31,000 metric tons per year for purpose processed products	Our Weihai facility maintains end-to-end production control and specializes in beef and seafood processing. It prioritizes raw material optimization to deliver value-added food solutions and drive continuous innovation across multiple protein categories for China’s premium markets.
Shanghai	Shanghai, China	• 16,000 metric tons per year for meal solutions	Our Shanghai facility offers a wide range of meal solutions through its centralized kitchen and temperature-controlled logistics systems.
Highly Automated Production Lines and Cutting-Edge Technologies
Our strategically located facilities in Australia, the United States, and China are equipped with highly automated and efficient production lines featuring cutting-edge technologies. In an evolving protein industry shaped by consumer demands and technological advancements, we uphold our leadership by moving beyond conventional practices such as direct heating, chemical preservatives, and high-temperature processing, to implement sophisticated natural processing techniques that enhance food quality, safety, and sustainability.
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Flexible Manufacturing System:   Our facilities utilize a flexible manufacturing system. Rather than aiming for maximum production capacity, we emphasize adaptability, with our product lines designed to accommodate a variety of specifications and production volumes. This flexibility facilitates rapid customization and efficient product development, enabling us to introduce new products and adjust production parameters to meet evolving customer standards and market requirements.
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Automated Guided Vehicles (AGV) and Robotics:   Our integrated network of AGV systems and robotics at our Kilcoy facility oversees material movement throughout our sorting, warehousing, and loading facilities. This comprehensive automation system manages material flow and handling operations, creating a modern, efficient, and fully automated processing environment that ensures consistent throughput and operational reliability.

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3D Beef Dissection System:   Our AI-powered system integrates advanced imaging and real-time data analysis to map and process beef carcasses in our Kilcoy facility. Utilizing sophisticated algorithms and precision control, this system maximizes yield and quality, allowing us to tailor beef cuts to specific market demands with superior accuracy.

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Large-Scale Low-Temperature Cooking Systems:   Our facilities in Australia, the United States, and China are equipped with large-scale low-temperature cooking systems capable of processing approximately 40,000 metric tons of protein raw materials per year. By vacuum-sealing ingredients in airtight pouches and immersing them in temperature-controlled water, our system ensures optimal flavor infusion, texture retention, and consistent quality. This method not only enhances taste and preserve freshness, but also maximizes nutrient preservation and guarantees food safety. According to Frost & Sullivan, we are one of the first food solution companies to adopt low-temperature cooking technology in our production process.

These advanced technologies establish new industry standards for operational efficiency and product quality. By strategically investing in automation and precision control systems, we maximize production output while optimizing operational costs across our facilities. This technological foundation allows us to consistently deliver tasty, fresh, natural, healthy and convenient protein products that exceed industry standards. As a result, our product portfolio not only meets the high-quality standards of our customers but also addresses the increasing consumer demand for healthier options, while ensuring optimal shelf life.
Digital Infrastructure
The extensive operational data accumulated across our advanced production facilities over the past decade forms the foundation of our advanced analytics capabilities. Leveraging this data infrastructure, we are developing a “Digital Twin” framework that creates a virtual replica that simulates and predicts operational outcomes using real-time data from across our value chain. The framework processes continuous sensor data throughout our manufacturing process, enabling us to predict maintenance needs, detect anomalies, and optimize production parameters before issues arise. This integrated system transforms raw data into actionable insights, drives operational efficiencies and reduces unplanned downtime through proactive decision-making.
We harness the full potential of this digital infrastructure through our IVS model, designed to maximize value at every stage of our production and service operations. As raw materials progress through our value stack, AI algorithms continuously collect and analyze operational data. Our IVS model then functions as a series of transformation matrices, integrating the insights to enable real-time decisions that optimize yield, predict supply-demand trends, and enhance production efficiency beyond traditional methods.
Factory Operating System
Our standardized factory operating system drives operational excellence and continuous improvement by ensuring adherence to production excellence principles across all sites through systematic performance monitoring. The system incorporates rigorous tracking of key performance indicators, comprehensive 5S program implementation, and detailed failure loss tree analysis. Supported by a culture of continuous improvement and employee engagement, we integrate these production excellence tools into daily operations, we methodically identify optimization opportunities, eliminate inefficiencies, and increase operational productivity across our global facilities.

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Performance Indicators:   We track key performance indicators across our operations, including safety, quality, production efficiency, value chain analysis and supply chain performance. These indicators enable data-driven decisions and continuous monitoring of operational effectiveness.

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5S Deployment:   Our 5S program creates and maintains an efficient, organized workplace through five key principles: sort, set, shine, standardize, and systematize. We drive implementation through comprehensive employee training and detailed deployment plans, supported by regular audits to ensure compliance. This systematic approach establishes the foundation for operational excellence and continuous improvement.

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Loss Tree Development:   We utilize a systematic loss tree analysis model to break down production losses through a hierarchical structure — from major categories like equipment failures and quality defects down to specific causes. This visual mapping identifies where capacity is lost across our manufacturing system, enabling targeted application of our problem-solving tools to address system failures.

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Production Excellence Tools:   We employ a comprehensive set of analytical tools, including Why-Why Analysis, Fishbone Diagrams, 5W1H, and Root Cause Analysis, to gather precise data, identify potential failure modes, and track sources of variation and defects. This systematic problem-solving methodology enables us to implement permanent corrective actions, prevent recurring issues, and drive sustained operational improvements.

Supply Chain Management
We operate in Australia, the United States, and China, backed by a diverse network of suppliers for our major raw materials. Our global sourcing network enables us to secure raw protein materials from various regions worldwide. This strategy ensures a stable supply while leveraging cost advantages through our strategic procurement programs.
Our data-driven procurement approach merges years of industry experience with advanced analytics to provide insights into supplier performance and market trends. By leveraging this data-driven integration, we monitor real-time information to anticipate demand, manage inventory, and mitigate supply chain disruptions. This comprehensive strategy strengthens our supplier relationships, enhances cost efficiencies, and ensures resilience and agility throughout our supply chain operations.
Our Qualified Suppliers
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Major Suppliers:   Our key suppliers include (i) selected suppliers of raw beef, lamb, seafood and other proteins, (ii) Australian feedlots that provide grain-fed cattle for 100 days or longer, and (iii) logistics service providers. We primarily source raw meats from high-quality suppliers in Australia, the United States, South America, and China, while packaging materials and logistics services are mainly sourced locally. We have established long-standing, stable relationships with many of our suppliers, some of whom we have partnered with for over a decade.

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Selection of Suppliers:   We implement a rigorous supplier selection process based on criteria such as food safety standards, industry ranking, creditworthiness, operational scale, and consistent product quality. We conduct thorough risk assessments, including site inspections when necessary, before forming new partnerships. Only suppliers that meet our stringent criteria are included in our qualified supplier list.

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Management and Review of Suppliers:   We have implemented a performance evaluation system to regularly assess each supplier based on the quality of their products, pricing, and services. For suppliers that underperform, we may reduce our purchasing volumes or look for new suppliers to replace them.

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Stringent Standards:   We formulate inspection standards for each type of supplies we procure, including physical inspection as well as testing for chemicals and foreign substances.

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Inspections and Testing:   We conduct thorough inspections and testing of our supplies. Our food safety specialists perform on-site evaluations of our suppliers, and we also collaborate with reputable third-party laboratories to conduct sample testing. This partnership ensures that our food ingredient supplies comply with all relevant food safety laws and regulations.

Strategic Procurement Mechanisms
To mitigate volatility of raw material costs and ensure supply continuity, we have implemented various strategic procurement mechanisms, as outlined below:
Forecast-Driven Procurement:   With long-term customers, including key food service customers and select retail customers, we typically receive confirmed orders or order forecasts in advance. This allows us to align our raw materials procurement with these forecasts, significantly minimizing inventory risks and optimizing our procurement decisions.
Cost-Based Pricing Strategy:   With retail and select food service products, we implement a cost-based pricing strategy, that is, adjusting selling prices periodically in response to fluctuations in raw material procurement costs. This approach enables us to adapt to cost movements and minimize margin volatility.
Forward Procurement + Forward Rolling Sales:   In Australia, we maintain a long-standing unique “forward procurement + forward rolling sales” livestock procurement model with nearly all of our livestock suppliers.
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Forward Procurement:   Leveraging on our livestock analytical models, we enter into forward procurement contracts with livestock suppliers to procure livestock at pre-determined prices and fixed volume, with delivery in the future, typically three to four months from date of contract. These contracts allow us to lock in the price and volume of raw materials so we can enter into rolling sales while providing livestock suppliers assured demand for their products. Additionally, we have established a three-way partnership with select commercial banks to provide cost-efficient working capital financing to our suppliers based on the forward procurement contracts. This arrangement enables us to pay our suppliers only after we receive satisfactory livestock deliveries.
•
Forward Rolling Sales:   With the cost and volume of our livestock confirmed through forward procurement contracts, we enter into sales contracts that give us an extended window to forward sell our products, three to four months ahead of actual production. With clear pricing guidance based on the procurement costs, this extended window allows us to dynamically optimize product mix and sales prices. On a rolling basis, it also allows continuous adjustment of the terms of our forward procurement contracts. Over the long term, our adaptive rolling sales strategy helps us respond to changing market conditions, ensuring enhanced margins while stabilizing raw material costs.

Quality Control and Food and Workplace Safety
We are dedicated to delivering high-quality, reliable products safely and responsibly. Quality control and food safety are our top priorities. Our management team’s unwavering dedication to food and workplace safety and continuous improvement drives the implementation of stringent operational controls, ensuring our brands and products are recognized for their excellence. By maintaining transparency in our practices and incorporating robust safety measures into our operations, we support consumer health, uphold social responsibility, and demonstrate strong corporate governance.
Global Accreditation
Our facilities in Australia, the United States, and China uphold fully accredited food safety systems that are validated by external authorities and subject to regular audits by global customers. Our food safety standards are recognized by organizations such as the United States Department of Agriculture (USDA) and are routinely audited by the British Retail Consortium (BRC) and the Safe Quality Food Institute (SQFI). We proudly maintain a track record of zero food safety violations.
Rigorous Process Controls
We maintain a stringent quality control and food safety program at every stage of production, consistently meeting and often surpassing the most rigorous global standards. Before production begins, all equipment and production areas are thoroughly cleaned, sanitized, and inspected. Raw materials are then brought to the production area, following the guidelines set by our product innovation team to ensure the finished product meets all specified requirements. During processing, we continuously monitor the product to verify compliance with our food safety plan, which includes ensuring correct cooking and chilling temperatures, maintaining proper storage conditions, accurate allergen labeling, and effective foreign material detection. Once processing is complete, the product is either moved to storage or prepared for shipment. Every finished product undergoes a thorough final review to confirm that all food safety and quality control standards have been met before it is released.
Competition
The global protein market is highly competitive. Our competitors primarily include traditional consumer packaged goods companies and conventional protein providers. While these companies often concentrate on specific market segments, we differentiate ourselves through integrated product innovation to provide tasty, fresh, natural, healthy and convenient food products. Our ability to optimize the entire value chain — from sourcing to product delivery — enables us to meet diverse consumer demands.
We believe the principal competitive factors in our industry include:
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Product quality and portfolio;

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Product innovation expertise;

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Production capacities;

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Advanced production capabilities;

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Expansion of customer base;

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Strong customer relationships;

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Supply chain capabilities;

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Brand awareness and recognition;

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Environmental sustainability;

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Capital investment; and

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Regulatory compliance.

We believe we compete effectively with respect to each of these factors. However, our competitors may have more comprehensive product portfolios, greater production capacities, more advanced production capabilities, larger customer bases, stronger supply chain capabilities, stronger brand recognition, or substantially greater financial resources than we do. We may face increased competition as we strive to expand market share and venture into new channels and territories. See “Risk Factors — Risks Relating to Our Business and Industry — We operate in a highly competitive industry and may face increased competition.”
Environmental, Social and Governance (ESG) Initiatives
At Kilcoy, sustainability is at the core of our operations. We recognize the impact of present decisions on future generations. Operating within a comprehensive Corporate Sustainability Policy (CSP) framework, we adhere to the International Finance Corporation (IFC) ESG standards through our robust Environmental and Social Management System (ESMS). Our initiatives highlight our unwavering commitment to sustainability and ESG best practices.
Environment
Our success is closely linked with agriculture and environmental stewardship. We are committed to meeting all IFC ESG standards and consistently strive to reduce our environmental footprint through technological advancements, positioning ourselves as leaders in industry ESG practices. Our key environmental sustainability achievements and initiatives include:
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Carbon Neutral Commitment:   We actively seek to reduce our carbon footprint. Our Australian facilities at Kilcoy and Kyneton are among the first few in the industry that have received third-party certification for their emission reduction achievements, according to Frost & Sullivan.

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Clean Energy Transition:   We also actively reduce our coal-related carbon footprint by transitioning to sustainable fuels such as solar, hay, sorghum, and wood pellets.

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Self-Generation of Energy:   We have introduced renewable energy initiatives to reduce grid dependency and enable continuous operations during grid outages.

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Emissions and Effluents:   Our advanced processing facilities and diverse market engagement enable full carcass utilization with the aim of eliminating waste. We are also progressing toward zero landfill waste, with our Australian facilities achieving high diversion rates as new initiatives are implemented. In 2024, we achieved a landfill diversion rate of 72%.

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Best-in-Class Water Management:   We implement strategies to cut water usage at our Australian facilities by 10% annually. In 2024, we exceeded our target and reduced water consumption at our Australian facilities by 16% compared to 2023.

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Circular Land Management:   Our Australian facilities engage in irrigation and cropping, reusing our wastewater to grow feed. Through water treatment processes, such as covered anaerobic lagoons, the treated water supports non-potable uses and irrigates over 1,000 acres of farmland, producing over 4,000 tons of feed shared with local producers.

Animal Welfare
We are fully committed to animal welfare. We ensure humane treatment across our supply chain, despite not being involved in livestock farming. We enforce strict “responsible sourcing” protocols and partner only with suppliers committed to animal welfare. Our certifications include:

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The Australian Livestock Processing Industry Animal Welfare Certification System (AAWCS), confirming compliance from livestock receival to processing.

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The Australian National Feedlot Accreditation Scheme, ensuring our feedlot partners uphold high standards in animal welfare, environmental protection, meat quality, and food safety.

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AUS-MEAT North American Audit Criteria certification, verifying adherence to animal welfare facility and procedural standards.

Community
As a key local employer, Kilcoy Global Foods Ltd. aims to foster positive community impacts. We offer quality employment and a supportive work environment, extending our influence beyond the workplace. Our dedication to local communities includes supporting businesses, clubs, and organizations.
From sponsoring sports teams and community clubs to supporting festivals and grassroots events, we are committed to nurturing vibrant, sustainable communities. We actively engage to ensure a meaningful social impact in the regions where we operate, continually supporting those in need through food donations to hunger relief programs and participating in fundraising for non-profit organizations.
Intellectual Property
We rely on a combination of copyright and trademark law, trade secret protection and confidentiality agreements with employees to protect our intellectual property rights, including our production methods. As of September 30, 2024, we held an aggregate of 67 registered trademarks, including in respect of Carrara Wagyu, Ebony Black Angus, Kilcoy Pure, and Kilcoy Diamond and 22 patents in Australia, the United States, and China.
We protect our intellectual property through robust internal policies and procedures. Our business partners must sign confidentiality agreements before receiving any sensitive information about our operations, technologies, or business plans. We are committed to asserting and defending our rights against potential infringement by third parties, but we cannot guarantee that our efforts will be successful. See “Risk Factors — Risks Relating to Our Business and Industry — We may not be able to adequately protect our intellectual property rights, which could harm the value of our brands and materially and adversely affect our business.”
Employees
As of September 30, 2024, we had a total of 5,512 full-time employees globally. The table below sets forth the number of our full-time employees categorized by function as of September 30, 2024.
No. of Employees
Production	5,039
Sales and Procurement	121
Quality Control	116
Product Innovation	44
Administration	192
Total	5,512
We are committed to attracting and retaining a dedicated workforce. We compensate our employees in compliance with relevant national requirements and offer additional incentives to promote high productivity levels. Our remuneration packages typically include salary, bonuses, and allowances, with variations depending on jurisdiction.
We believe we maintain a strong working relationship with our employees and have not experienced any significant labor disputes or material labor-related work stoppages at our facilities in Australia, the United States, and China.

Insurance
We maintain various insurance policies to safeguard against risks and unexpected events, including contaminated products insurance, ocean cargo policy, business disruption insurance, commercial general liability insurance, and employer’s liability insurance. We provide social security insurance for our employees as required by relevant applicable laws and regulations. We believe that our insurance coverage is adequate to cover our key assets, facilities, and liabilities. See also “Risk Factors — Risks Relating to Our Business and Industry — We may not have adequate insurance coverage.”
Properties and Facilities
We maintain properties in Australia, the United States, and China to support our business operations. These primarily include land and premises used for production and processing facilities, office spaces, warehouses, and employee housing.
Australia
We own and lease various properties in Queensland and Victoria, which are primarily used for production and processing facilities, cold storage warehouse and office space. We own freehold properties with an aggregate area of approximately 1.7 million sq. m and five major production buildings with a combined GFA of approximately 76,865 sq. m. in both Queensland and Victoria. We also lease properties in Queensland and Victoria with an aggregate GFA of approximately 19,524 sq. m.
United States
We own one parcel of land, with an aggregate area of approximately 41,764 sq. m, and one building, with an aggregate GFA of approximately 16,666 sq. m. in Mundelein, Illinois, which are primarily used for production facilities, warehousing, and office space.
China
We own and lease various properties in Weihai and Shanghai, which are primarily used for production and processing facilities, warehousing, R&D facilities and office space. We own two land parcels totaling approximately 108,860 sq. m. and 14 buildings with an aggregate GFA of approximately 53,106 sq. m. We also lease properties in Weihai and Shanghai, with a total GFA of approximately 1,263 sq. m., of which approximately 524 sq. m. is leased by our PRC subsidiaries.
Seasonality
Our overall business operations and financial performance generally do not experience material seasonal fluctuations. While we observe modest seasonal patterns in certain product categories — such as increased demand for beef products during summer months for outdoor grilling, stronger sales of ready-to-eat and ready-to-heat products during colder seasons, and reduced demand for meal solutions by institutional customers during summer and winter holiday seasons — the breadth of our product portfolio acts as a natural buffer against the impact of such seasonal trends. From a supply perspective, while some of our facilities undergo brief scheduled maintenance during major holidays, we maintain sufficient operational flexibility to sustain production output throughout the year.
Data Security and Protection
We are committed to protecting the confidential customer data that we collect, process, store and use on a daily basis. We have adopted strict data protection policy to ensure data security. We strictly control and manage the use of confidential customer data within our various departments and do not share confidential customer data with external third parties.
Licenses, Permits and Certificates
We have obtained all necessary licenses, permits and certificates from the relevant Australia, the United States and PRC regulatory authorities in connection with our business and operations in Australia, the United

States and the PRC. These include food production permits, food operation permits, import and export permits, waste-water discharge permit, noise permit, waste-air discharge permit, among others. All our licenses, permits, and certificates are currently valid, and we do not anticipate any significant legal obstacles in renewing them in a timely manner as they approach their expiration dates.
Legal Proceedings
We are, from time to time, subject to legal and administrative proceedings arising from the ordinary course of our business. We are currently not a party to any pending legal or administrative proceedings which will have a material adverse effect on our business, financial condition or results of operations. See “Risk Factors — Risks Relating to Our Business and Industry — We may be involved in claims and litigations in our ordinary course of business.”

REGULATION
We are subject to a wide range of governmental and industry regulations in the jurisdictions in which we operate. The following overview highlights significant regulatory requirements, presenting key aspects of the regulatory framework within which we conduct our business.
Regulations Relating to Food Safety
Australia
Regulation of meat processing facilities in Australia is governed at state-level. We have operations in Queensland and Victoria.
Food Safety
The Australia New Zealand Food Standards Code (“Food Standards Code”) sets legal requirements for the labelling, composition, safety, handling, and primary production and processing of food in Australia. The Food Standards Code is applied and enforced in Queensland under the Food Act 2006 (Qld) and in Victoria under the Food Act 1984 (Vic).
For the meat industry, the standards in the Food Standards Code (which include a Standard for ‘Meat and meat products’ and a ‘Production and Processing Standard for Meat’) are complemented by Australian Standards, including the Australian Standard for the Hygienic Production and Transportation of Meat and Meat Products for Human Consumption 2007 (AS 4696:2007) (“Australian Meat Standard”).
In Queensland, meat processing is principally regulated under the Food Production (Safety) Act 2000 (Qld) (“Food Safety Act”), the Food Production (Safety) Regulation 2014 (Qld), the Meat Food Safety Scheme adopted under the Regulation and the Food Act 2006 (Qld).
The Food Safety Act provides that meat producers and processors require accreditation with Safe Food Queensland. Accreditation as a meat producer/processor with Safe Food Queensland demonstrates that the holder meets the food safety requirements under the Food Production (Safety) Regulation 2014 (Qld), and has in place a satisfactory food safety program that outlines the control measures and procedures to reduce, or eliminate, significant food safety hazards (e.g. biological, physical, chemical) associated with meat production.
In Victoria, the Meat Industry Act 1993 (Vic) applies to meat processing facilities and provides that all meat processing facilities in Victoria require a license issued by PrimeSafe in order to operate. A PrimeSafe license will not be issued unless the meat processor has a quality assurance program for the facilities covered or to be covered by the license. PrimeSafe license conditions require abattoirs to comply with relevant Australian and Victorian standards and guidelines.
National Residue Survey and the National Carcase Microbiology Monitoring Program
The Export Control (Meat and Meat Products) Rules 2021 requires that all meat export registered establishments (see discussion below) must comply with the Australian Meat Standard which requires that export establishments must participate in surveillance, sampling, monitoring and testing programs to ensure that meat and meat products are safe for human consumption. This includes participation in the National Residue Survey (“NRS”) and the National Carcase Microbiology Monitoring Program (“NCMMP”). The NRS measures chemical residues and environmental contaminants in meat to ensure compliance with the maximum residue limits set in the Agricultural and Veterinary Chemicals (MRL Standard for Residues of Chemical Products) Instrument 2023 (Cth). The NCMMP monitors E. coli and Salmonella to verify slaughtering and chilling operations.
Regulations Relating to Biosecurity
The National Livestock Identification System (“NLIS”) is Australia’s mandatory ear tagging system for the identification and traceability of livestock. Movements of livestock from property of birth though to slaughter are required to be recorded on the NLIS database ensuring lifetime traceability for the purposes of biosecurity, food safety and market access. The regulation of biosecurity matters, including requirements in connection with the NLIS, is governed at State-level.
Biosecurity matters and diseases in Queensland are regulated by the Biosecurity Act 2014 (Qld) (“Biosecurity Act”). Operators of meat processing facilities in Queensland must be registered under the Biosecurity Act as a registered biosecurity entity with Biosecurity Queensland. A registered biosecurity entity is allocated with a “property identification code” (“PIC”) that is associated with the land where the operator keeps its animals. Operators in Queensland must keep their registration details up to date and renew their registration every three years. Although there are no similar entity registration requirements in Victoria, abattoirs that hold livestock in Victoria must also have a PIC. PICs are allocated in Victoria under the Livestock Disease Control Act 1994 (Vic).
Operators must comply with the NLIS requirements. Meat processors in Queensland have statutory obligations under the Biosecurity Act and the Biosecurity Regulation 2016 (Qld) to provide certain information about livestock received at a facility to the NLIS administrator. Meat processors in Victoria have similar reporting obligations under the Livestock Disease Control Act 1994 (Vic) and the Livestock Disease Control Regulations 2017 (Vic).
United States
There are many U.S. federal, state, and local agencies that are responsible for regulating the safety of the U.S. food supply. The Food and Drug Administration (the “FDA”) and the U.S. Department of Agriculture (the “USDA”) have primary federal responsibility for food safety. The FDA, an agency of the Department of Health and Human Services, ensures the safety of all domestic and imported food products (except for most meats and poultry). The Food Safety and Inspection Service (the “FSIS”) within USDA regulates the safety, wholesomeness, and proper labeling of most domestic and imported meat and poultry and their products sold for human consumption.
State and local food safety authorities collaborate with federal agencies for inspection and other food safety functions. In particular, the Wholesome Meat Act of 1967 established a cooperative inspection program between state and federal agencies, requiring state inspection programs to meet standards “at least equal to” those set by FSIS. FSIS monitors state inspection programs, steps in if a state program is deemed inadequate, and assumes inspection responsibilities for facilities to ensure uninterrupted operations.
Illinois Meat and Poultry Inspection Program
Ruprecht Company’s operations fall under the supervision of the Illinois Department of Agriculture, Bureau of Meat and Poultry Inspection (the “IDA/BMPI”), which administers the Illinois Meat and Poultry Inspection (MPI) program under authority of the Illinois Compiled Statutes (225 ILCS 650 et. seq.). FSIS has determined that IDA/BMPI operates a meat and poultry inspection program “at least equal to” the federal requirements. The IDA/BMPI has adopted laws, regulations, and programs consistent with the federal inspection program across all review components.
Federal Meat Inspection Act.
The Federal Meat Inspection Act of 1906 (the “FMIA”) was enacted in 1906 by the Congress to prevent adulterated or misbranded meat and meat products from being sold as food and to ensure that meat and meat products are processed under sanitary conditions. The FMIA requires that all meat and poultry sold commercially be inspected and passed to ensure that it is safe, wholesome, and properly labeled. The FMIA requires meat processers to use Hazard Analysis and Critical Control Point (“HACCP”) systems and good manufacturing practices for their operations. HACCP is a management system in which food safety is addressed through the analysis and control of hazards from raw material production, procurement and handling, to manufacturing, distribution and consumption of the finished product. FSIS is the regulatory agency that conducts inspections. FSIS maintains a permanent office in Ruprecht Company’s facility.
Food, Drug and Cosmetic Act, and the Food Safety Modernization Act.
The Federal Food, Drug, and Cosmetic Act (the “FDCA”) provides the primary framework for ensuring the safety, effectiveness, and proper labeling of food, drugs, and cosmetics in the United States. It empowers the FDA to regulate the production, distribution, and marketing of these products. For food processors, including seafood processors, the FDCA mandates the use of HACCP systems, which focus on identifying and controlling potential hazards throughout the production process. Processors must also adhere to certain “Good Manufacturing Practices” to ensure cleanliness and prevent contamination.
Building on the FDCA, the Food Safety Modernization Act (the “FSMA”) represents a significant shift in food safety regulation by focusing on prevention rather than response to contamination events. The FSMA requires food facilities to implement preventive controls, conduct risk assessments, and maintain detailed safety plans. Facilities must also comply with stringent traceability requirements to enable rapid response in the event of a contamination issue.
Organic Certification
The USDA Organic Certification governs the production of products labeled as organic under the USDA Agricultural Marketing Service. This certification allows farm or processing facilities to sell, label and represent their products as organic, provided they comply with stringent USDA organic regulations. Non-compliance with these regulations can result in enforcement actions, including financial penalties or the suspension or revocation of the organic certification. Ruprecht Company, certified as organic under these standards since 2004 through Oregon Tilth, undergoes annual audits to ensure adherence to all USDA organic requirements.
Halal Certification
Ruprecht Company also maintains a Halal Certification, issued by the Halal Transactions of Omaha, which verifies that the facility’s products and processes comply with Islamic dietary laws and standards. This certification allows the facility to label and market its products as Halal, ensuring they meet the requirements for consumption by individuals observing Halal dietary practices. Non-compliance can result in the suspension or revocation of the certification. The facility undergoes regular audits to maintain its Halal certification and ensure compliance with all applicable guidelines.
Safe Quality Food
The Safe Quality Food (“SQF”) certification is a globally recognized standard that certifies a food business’s compliance with the highest food safety and quality management standards. This certification applies to any business involved in the production, manufacture, processing, transport, distribution, or sale of food, beverages, packaging, or fiber. The SQF program is based on government and industry standards and aims to enhance food safety, ensure product quality, and bolster consumer confidence.
Ruprecht Company is audited and certified annually under following food sector categories:
a.
FOOD SECTOR CATEGORY 8: Processing of Manufactured Meats and Poultry (e.g., ready-to-eat proteins and raw, non-ground, ground, or marinated meats)

b.
FOOD SECTOR CATEGORY 9: Seafood Processing (e.g., salmon processing)

c.
FOOD SECTOR CATEGORY 20: Recipe Meals Manufacture

The SQF audit reviews Ruprecht Company’s adherence to food safety fundamentals, the systematic application of HACCP principles, and compliance with industry best practices.
PRC
Before June 1, 2009, the provision of food production and sales in the PRC was subject to the Food Hygiene Law of the PRC (the “Food Hygiene Law”) (promulgated on October 30, 1995 and came into effect on the same day). Pursuant to the Food Hygiene Law, any entity or individual engaged in the provision of food production and sales shall obtain in advance a food hygiene license issued by the competent health administration authority. No food production and sales shall be provided without a duly- obtained food hygiene license.

In accordance with the Food Safety Law of the PRC (promulgated on February 28, 2009 and amended on April 24, 2015, December 29, 2018 and April 29, 2021), China implements a licensing system for the food production and trading. A person who engages in food production, food selling shall obtain the license in accordance with the law.
According to the Food Safety Law, the State Council shall establish a food safety committee whose duties shall be defined by the State Council. The health administrative department of the State Council shall assume comprehensive coordination responsibilities for food safety, including food safety risk assessment, the formulation of food safety standards, the release of food safety information, the establishment of qualification requirements and testing standards for food inspection institutions, and the organization of investigations into major food safety incidents. The State Council’s departments of quality supervision, industrial and commercial administration, and food and drug supervision shall, in accordance with Food Safety Law and the responsibilities prescribed by the State Council, oversee and manage food production, food circulation, and catering service activities, respectively.
The Food Safety Law sets out, as penalties for violation, various legal liabilities in the form of warnings, orders to rectify, confiscations of illegal gains, confiscations of utensils, equipment, raw materials and other articles used for illegal production and operation, fines, recalls and destructions of food in violation of laws and regulations, orders to suspend production and/or operation, revocations of production and/or operation license, and even criminal punishment. Whoever violates the provisions of Food Safety Law by engaging in food production or business activities without obtaining the required license, or by producing food additives without authorization, shall be subject to penalties imposed by the relevant competent departments according to their respective responsibilities. These penalties include the confiscation of illegal gains, unlawfully produced or traded food and food additives, as well as tools, equipment, raw materials, and other items used in the illegal production or operation. If the value of the unlawfully produced or traded food or food additives is less than RMB10,000, a fine ranging from RMB2,000 to RMB50,000 shall also be imposed. If the value exceeds RMB10,000, a fine ranging from five to ten times the value of the goods shall be imposed.
The Implementation Rules of the Food Safety Law (promulgated on July 20, 2009 and amended on February 6, 2016 and October 11, 2019), further specify the detailed measures to be taken and conformed to food producers and business operators in order to ensure food safety as well as the penalties that shall be imposed should these required measures not be implemented.
In accordance with the Measures for the Administration of Food Production Licensing (promulgated on April 7, 2010 and amended on August 31, 2015, November 17, 2017 and January 2, 2020), a food production license shall be obtained to engage in food production activities. The principle of one license for one enterprise shall apply to the licensing for food production, that is, the same food producer engaging in the food production activities shall obtain a food production license. Market regulatory departments shall implement classified licensing for food production according to the degree of risk of food, taking into account factors such as food ingredients and production processes. The issuance date of a food production license is the date when the decision on granting the licensing is made, and the license is valid for five years. Food producers shall properly keep their food production license, and shall not forge, alter, resell, rent, lend, or transfer it. Those who fail to obtain a food production license and engage in food production activities shall be punished by the local market regulatory departments at or above the county level according to Article 122 of the Food Safety Law. If the food produced by a food producer does not fall under the food categories specified on the food production license, it shall be considered as engaging in food production activities without a valid food production license.
According to the Measures for the Administration of Food Operation Licensing and Recordation (promulgated on June 15, 2024 and effective from December 1, 2023), Whoever plans to engage in food operation and provide catering services within the territory of the People’s Republic of China shall obtain a food operation license in accordance with the law. Those who only sell pre-packaged food or food producers who have obtained a food production license are not required to obtain a food operation license when selling the food they produce, either at their production and processing facilities or through online sales. The date of issuance of a food operation license shall be the date when the licensing decision is made, and the license shall be valid for five years. Whoever engages in food operation activities without obtaining a food operation license shall be punished by the local market regulatory department at or above the county level in accordance with Article 122 of the Food Safety Law.
Pursuant to the Product Quality Law of the People’s Republic of China released by the Standing Committee of the National People’s Congress on February 22, 1993 with effect from September 1, 1993, which was newly amended and effective on December 29, 2018, the law applies to the production and sales activities of any product in the PRC. The producer and the seller shall bear the responsibilities for product quality in accordance with the provisions of this law. Victims who suffer personal injury or property losses due to product defects may claim for compensation either from the producer or the seller. Where the responsibility lies with the producer and the compensation is paid by the seller, the seller shall have the right to recover such compensation from the producer. Where the responsibility lies with the seller and the compensation is paid by the producer, the producer shall have the right to recover such compensation from the seller.
Regulations Relating to Animal Welfare
Australia
Animal welfare in Australia is regulated by State-based legislation.
In Queensland, the Animal Care and Protection Act 2001 (Qld), which is administered by Biosecurity Queensland, imposes a general duty of care on persons in charge of animals to meet those animals’ needs in an appropriate way, and creates an offense of cruelty to animals, punishable by fines and/or imprisonment. In addition to the general animal protection legislation, the Animal Care and Protection Regulation 2023 (Qld) prescribes compulsory codes of practice for cattle and for the transport of livestock. Those codes are based on nationally endorsed Australian animal welfare standards and guidelines.
In Victoria, the Prevention of Cruelty to Animals Act 1986 (Vic) specifies offences for cruelty and aggravated cruelty including any act or omission where unreasonable pain or suffering is caused or where there is a failure to provide appropriate food, water, shelter or veterinary treatment. In addition, the Livestock Management Act 2010 (Vic) and the Livestock Management Regulations 2021 (Vic) provide the legislative framework for the adoption of certain nationally endorsed Australian animal welfare standards and guidelines, including those regarding and the land transport of livestock. Livestock operators must comply with such prescribed livestock management standards.
Regulations Relating to Export and Import
Australia
Australian meat processing facilities serving the export market must be compliant with the Export Control Act 2020 (Cth) (“Export Act”). The Export Act, the Export Control (Meat and Meat Products) Rules 2021 (“Export Rules”) establish the framework for meeting legislative requirements that apply to meat processing facilities for export. The Export Act and Export Rules govern aspects of how meat is handled during processing.
Certificate of Registration
A Certificate of Registration of an Export Registered Establishment issued pursuant to the Export Act is required for an export establishment premises where goods are prepared for export, including slaughter, boning, processing, inspecting, chilling, freezing, producing and packing.
The registration of an establishment is based upon three elements. First, the persons nominated as being in management and control of the establishment are assessed as “fit & proper persons” in accordance with the Export Act. Second, any debts owed to the Commonwealth of Australia in connection with the establishment are paid. Third, the establishment must meet a required level of technical compliance, which is evidenced by the establishment having an Approved Arrangement (see below for detail on Approved Arrangements).

License to Export Meat
In addition, a license to export meat issued under the Export Act is required to export edible meat, offal (including casings) or meat products of cattle, sheep and goats from Australia. This license requires the holder to be compliant with the Export Act and associated regulations.
AUS-MEAT Accreditation
Amongst other things, the holder of a License to Export Meat, must have in place a quality assurance systems accredited by AUS-MEAT (“AUS-MEAT Accreditation”). AUS-MEAT is the Australian meat standards classification body responsible for setting trade description and classification standards for meat and meat products for export from Australia under the Export Rules. Meat processing facilities and boning rooms accredited by AUS-MEAT must implement an AUS-MEAT approved quality management system which ensure consistency of quality and accurate product description.
Approved Arrangements
The Export Rules require that the occupier of an establishment engaged in the preparation of meat and meat products for export has an “Approved Arrangement.” Approved Arrangements are arrangements that prescribe the processes and practices that will be undertaken by an exporter to meet relevant importing country, legislative and departmental compliance requirements for the export of livestock. An Approved Arrangement is approved under the Export Rules.
Approved Arrangements cover each stage of production and document the establishment controls used to ensure compliance with:
a)
good hygienic practices;

b)
the application of Hazard Analysis and Critical Control Points principles;

c)
product integrity; and

d)
importing country requirements.

Customs and Tariffs
Australia’s beef and sheep exports are subject to tariffs and tariff quotas in a number of countries into which they are imported. Currently, the customs areas which impose tariff and tariff quotas on Australian beef and sheep exports include, but are not limited to, Canada, China, the European Union, the United Kingdom, India, Japan, Korea, Mexico, Peru, Russia, Taiwan, Thailand and the United States.
Free Trade Agreements
Australia has 18 free trade agreements (“FTAs”) currently in force with China, South Korea, Japan, New Zealand, Singapore, Thailand, US, Chile, the Association of South East Asian Nations (ASEAN) (with New Zealand), Malaysia, and Canada and Mexico (through the Comprehensive and Progressive Agreement for Trans-Pacific Partnership, or CPTPP), Hong Kong, Peru, Indonesia, India, the United Kingdom and for Brunei Darussalam, Cambodia, China, Japan, Laos, New Zealand, Singapore, Thailand, Vietnam, Republic of Korea, Malaysia, Indonesia and the Philippines (through the Regional Comprehensive Economic Partnership Agreement or RCEP). These FTAs generally operate so as to increase Australian exporters market access into the partnering countries by eliminating, or reducing, tariffs over a period of time on a wide range of exports, including certain of the tariffs on beef exports noted above.
Certain of the FTAs impose safeguard thresholds on the annual import of beef from Australia, above which additional tariffs are imposed for all subsequent import of Australian beef during that year. For example, the China-Australia Free Trade Agreement imposes a safeguard threshold for beef imports from Australia to China. The safeguard threshold was 202,240 metric tons in 2024 and will continue to be adjusted upwards annually until 2031. Once the tariff is triggered during a year, as it was in 2023, the applicable tariff would be raised back to 12% until the year end. Similarly settled is the Korea-Australia Free Trade Agreement, of which the preferential tariff was 10.6% in 2024 and will be reduced by 2.7% each year until its elimination in 2028, and the safeguard threshold was 188,437 metric tons in 2024, and will increase by 2% until its elimination in 2029. Once the tariff is triggered during a year, the applicable tariff would be raised to the safeguard level (currently 24%) until the year end.
United States
FSIS conducts overseas evaluations to determine whether meat imports from foreign countries are processed under inspection systems deemed “equivalent” to U.S. standards. Agency officials also verify equivalency by visiting various foreign slaughtering and processing facilities. To export meat or poultry to the United States, a plant must first obtain FSIS certification. At U.S. ports of entry, imported meat and poultry shipments undergo an initial inspection by the Department of Homeland Security (“DHS”) to ensure that only products from countries free of certain animal and human disease hazards are allowed entry. After the DHS inspection, shipments proceed to FSIS inspection facilities for final clearance before entering interstate commerce. Meat inspected under a foreign inspection program certified as equivalent to U.S. federal standards can be shipped and sold anywhere in the country, a standard that aligns with requirements for state-inspected programs. As of November 13, 2019, Kilcoy Pastoral Company Limited is listed on the USDA’s roster of Australian plants certified to export meat to the United States, ensuring that Ruprecht Company’s purchases of meat from the Group’s Australian operations comply with applicable import laws and regulations.
PRC
The PRC, in terms of foreign trade, grants most-favored-nation treatment, national treatment, or other equivalent treatments to other contracting parties or participants in accordance with international treaties and agreements it has concluded or acceded to, or based on the principles of reciprocity and equality. According to relevant PRC regulations, the General Administration of Customs is responsible for the safety supervision and administration of imported and exported food throughout the country. Imported food shall comply with PRC laws, regulations, and national food safety standards. If there are special requirements under international treaties or agreements that the PRC has concluded or acceded to, the food shall also meet the requirements of such treaties or agreements. Customs shall implement conformity assessment on imported food in accordance with the laws and administrative regulations on the inspection of imported and exported goods.
Regulations Relating to Environmental Protection
Australia
Environmental regulation relevant to processing facilities in Australia is primarily governed at a State Government-level.
In Queensland the Environmental Protection Act 1994 (Qld) (“Qld EPA”) regulates activities which have impacts on the environment, and imposes environmental obligations and duties to prevent environmental harm, nuisances and contamination.
The Qld EPA and the Environmental Protection Regulation 2019 (Qld) provides that an Environmental Authority (“EA”) is required to perform an “environmentally relevant activity,” which includes the operation of a processing facility. An EA imposes specific requirements regarding air, water, stormwater, land application (contamination), noise, waste management, and monitoring and reporting as conditions of the EA.
In Victoria the Environment Protection Act 2017 (Vic) (“Vic EPA”) imposes a general environmental duty on businesses located in Victoria to manage their activities to reduce the risk of harm to human health and the environment from pollution or waste.
Under the Environment Protection (Scheduled Premises) Regulations 2017 (Vic) an occupier of ‘scheduled premises’ (which includes abattoirs and rendering facilities) requires an environmental protection license to conduct the relevant activity unless an exemption applies.

United States
The U.S. has established comprehensive environmental and hazardous waste regulations to protect public health and natural resources. These laws, which apply at federal, state, and local levels, require facilities like Ruprecht Company to secure permits and meet strict standards for the design and operation of systems impacting the environment. Compliance ensures responsible waste management, pollution prevention, and risk mitigation.
Clean Water Act
The Federal Water Pollution Control Act (the “Clean Water Act”) and analogous state laws impose restrictions and strict controls with respect to the discharge of pollutants from facilities into protected waters. The discharge of any pollutant from a point source into waters of the United States is prohibited, except in accordance with the terms of a permit issued by the U.S. Environmental Protection Agency (the “EPA”) or a delegated state agency. The EPA authorized the Illinois Environmental Protection Agency (the “Illinois EPA”) to administer the EPA’s National Pollutant Discharge Elimination System, a federal permit program designed to address concerns at regulated industrial facilities. Violations of the Clean Water Act and analogous state laws and regulations can lead to civil penalties, including fines per day of violation, and in severe cases, criminal prosecution for intentional or knowing violations.
Resource Conservation and Recovery Act
The Resource Conservation and Recovery Act (the “RCRA”) and comparable state statutes regulate the generation, treatment, transportation, storage and disposal of hazardous and non-hazardous wastes. The Hazardous and Solid Waste Amendments of 1984 strengthened the RCRA’s waste management provisions focus on waste minimization and phasing out land disposal of hazardous waste as well as corrective action for releases. The EPA is charged with implementing regulations under the RCRA and has authorized Illinois to administer a federal hazardous waste program that extends to “universal wastes,” including batteries and lamps. Illinois also regulates many different types of waste, including special waste. These regulations are administered and enforced by the Illinois EPA.
Clean Air Act
The Clean Air Act is the comprehensive federal law that regulates air emissions from stationary and mobile sources and includes a program intended to prevent accidental releases of hazardous air pollutants with potentially catastrophic consequences for the surrounding community. Ruprecht Company, as an owner and operator of a regulated facility with more than a threshold quantity of a regulated hazardous substance, must prepare a risk management plan, which requires a hazard assessment, a prevention program, and an emergency response program, for submission to the EPA. Ruprecht Company’s ammonia refrigeration system uses anhydrous ammonia, a regulated hazardous substance, in amounts that require a mandated level of reporting and oversight. Failure to comply with these requirements could result in monetary penalties, injunctions, conditions or restrictions on operations, and potentially criminal enforcement actions.
Emergency Planning and Community Right-to-Know Act
The Emergency Planning and Community Right-to-Know Act (the “EPCRA”) was enacted by Congress as the national legislation on community safety. This law is designed to help local communities protect public health, safety, and the environment from chemical hazards and requires owners and operators of facilities with more than a threshold quantity of a regulated hazardous substance to provide state and local officials and the public with information regarding that substance. As noted above, Ruprecht Company’s ammonia refrigeration system uses anhydrous ammonia, a regulated hazardous substance, in amounts that require a mandated level of reporting and oversight.
PRC
Environmental Protection Law
The Environmental Protection Law of the PRC (the “Environmental Protection Law”) (promulgated on December 26, 1989 and amended on April 24, 2014). The Environmental Protection Law has been formulated for the purpose of protecting and improving both the living environment and the ecological environment, preventing and controlling pollution, other public hazards and safeguarding people’s health.
According to the provisions of the Environmental Protection Law, in addition to other relevant laws and regulations of the PRC, the Ministry of Environmental Protection and its local counterparts take charge of administering and supervising environmental protection matters. According to the provisions of the Environmental Protection Law, the environmental impact statement on any such construction project must assess the pollution that the project is likely to produce and its impact on the environment, and stipulate preventive and curative measures; the statement shall be submitted to the competent administrative department of environmental protection for approval. Installations for the prevention and control of pollution in construction projects must be designed, built and commissioned together with the principal part of the project.
Permission to commence production at or utilize any construction project shall not be granted until its installations for the prevention and control of pollution have been examined and confirmed to meet applicable standards by the appropriate administrative department of environmental protection that examined and approved the environmental impact statement. Installations for the prevention and control of pollution shall not be dismantled or left idle without authorization.
The Environmental Protection Law makes it clear that the legal liabilities of any violation include warning, fine, rectification within a time limit, compulsory cease operation, compulsory reinstallation of dismantled installations of the prevention and control of pollution or compulsory reinstallation of those left idle, compulsory shutout or closedown, or even criminal punishment.
Law on Environment Impact Assessment
Pursuant to Law of the People’s Republic of China on Environment Impact Assessment (promulgated on October 28, 2002, came into effect on September 1, 2003, and amended on July 2, 2016 and December 29, 2018, the State implements a classification-based management on the environmental impact assessment (“EIA”) of construction projects according to the impact of the construction projects on the environment. Construction units shall prepare Environmental Impact Report (“EIR”) or Environmental Impact Statement (“EIS”) or fill out the Environmental Impact Registration Form (“EIRF”) (hereinafter collectively referred to as the “EIA documents”) according to the following rules:
•
For projects with potentially serious environmental impacts, an EIR shall be prepared to provide a comprehensive assessment of their environmental impacts;

•
For projects with potentially mild environmental impacts, an EIS shall be prepared to provide an analysis or specialized assessment of their environmental impacts; and

•
For projects with very small environmental impacts so that an EIA is not required, an Environmental Impact Registration Form shall be filled out.

The EIR or EIS of a construction project shall be submitted by the construction unit in accordance with the regulations of the State Council to the administrative department for environmental protection with powers to approve the project for review and approval. The State shall implement a record-filing-based management on EIRF.
Law on the Environmental Protection of Construction Projects
According to the Administrative Regulations on the Environmental Protection of Construction Projects (promulgated on November 29, 1998 and amended on July 16, 2017), after the construction of a construction project for which an environmental impact report or environmental impact statement is prepared is completed, the construction unit shall make an acceptance check of the matching environmental protection facilities and prepare an acceptance report according to the standards and procedures stipulated by the competent administrative department of environmental protection under the State Council.
A construction unit shall be punished in accordance with the Law of the People’s Republic of China on Environmental Impact Assessment if it: 1. starts construction without authorization before submitting the environmental impact report or environmental impact statement of the construction project for approval or re-examination in accordance with the law; 2. starts construction without authorization before the environmental impact report or environmental impact statement of the construction projects is approved or approved after re-examination; or 3. fails to file the environmental impact registration form of the construction project for record in accordance with the law.
Law on Prevention and Control of Water Pollution
The Law on Prevention and Control of Water Pollution of the PRC (the “Water Pollution Prevention and Control Law”) (promulgated on May 11, 1984, came into effect as of November 1, 1984 and amended on May 15, 1996, February 28, 2008, and June 27, 2017). The law applies to the prevention and control of pollution of rivers, lakes, canals, irrigation channels, reservoirs and other surface water bodies and groundwater within the PRC. According to the provisions of the Water Pollution Prevention Law and other relevant laws and regulations of the PRC, the Ministry of Environmental Protection and its local counterparts at or above county level shall take charge of the administration and supervision on the matters of prevention and control of water pollution.
Pollution Permit
According to the Environmental Protection Law and the Regulation on the Administration of Pollutant Discharge Licensing, which was promulgated by the State Council on January 24, 2021, and came into effect on March 1, 2021, enterprises, business units and other producers and operators that implement the pollutant discharge licensing management shall discharge pollutants according to the requirements of the pollutant discharge license, and shall not discharge pollutants without obtaining the pollutant discharge license. The competent environmental protection authorities impose various administrative penalties on individuals or enterprises in violation of the Environmental Protection Law. In accordance with the Regulations on Urban Drainage and Sewage Treatment issued by the State Council on October 2, 2013, and effective as of January 1, 2014, as well as the Administrative Measures for the Permit of Urban Sewage Discharge into Drainage Networks promulgated by the Ministry of Housing and Urban-Rural Development on January 22, 2015, and revised on December 1, 2022, enterprises, public institutions, and individual businesses engaged in industrial, construction, catering, medical, and other activities that discharge sewage into urban drainage facilities must apply for and obtain a permit for sewage discharge into the drainage network from the urban drainage authority. Any sewage discharge entity who discharges sewage into urban drainage facilities without obtaining a discharge permit shall be ordered by the relevant authority to cease the illegal activity, to implement corrective measures within a specified period, and to obtain a sewage discharge permit, with a fine of up to RMB500,000 imposed. For entities listed as key pollutant discharging units, a fine ranging from RMB300,000 to RMB500,000 may be imposed.
Regulations Relating to Labor and Workplace Safety
Australia
The laws and regulations which establish the Australian national workplace relations system cover the majority of private sector employees and employers in Australia. These laws and regulations, including Fair Work Act 2009 (Cth) and Fair Work Regulations 2009 (Cth), collectively operate to set minimum terms and conditions of employment, facilitate the integration of individual flexible working arrangements, protect against unfair or unlawful termination and provide for optional collective bargaining mechanisms and third party representation in workplace matters.
Work health and safety in Australia is regulated by State-based legislation. In Queensland the laws and regulations that apply include the Work Health and Safety Act 2011 (Qld) and Work Health and Safety Regulation 2011 (Qld). In Victoria, the laws and regulations that apply include the Occupational Health and Safety Act 2004 (Vic) and Occupational Health and Safety Regulations 2017 (Vic).
The work health and safety laws and regulations in Australia are designed to prevent injury and disease to persons in the workplace. More specifically, the laws and regulations aim to provide systems of work that are safe and without risk to health, prevent injury and disease through the elimination and minimization of risk, protect the general public’s safety and health, provide workplace representation, consultation, co-operation and issue resolution and provide for inspectors and enforcement.

Workers compensation legislation in Australia is also regulated by State-based legislation. In Queensland the laws and regulations that apply include the Workers’ Compensation and Rehabilitation Act 2003 (Qld) and the Workers’ Compensation and Rehabilitation Regulation 2014 (Qld). In Victoria, the laws and regulations that apply include the Workplace Injury Rehabilitation and Compensation Act 2013 (Vic) and the Workplace Injury Rehabilitation and Compensation Regulations 2024 (Vic).
Australia’s workers compensation laws and regulations establish a no-fault scheme for the compensation and management of work related injuries. Compensation payable under such laws and regulations is funded through the imposition of a levy or premium on employers and is designed to compensate injured and/or sick employees to cover their wages while they’re not fit for work, medical expenses and rehabilitation.
The following Australian awards and enterprise agreements are applicable to us:
a)
Clerks Private Sector Award 2020;

b)
Meat Industry Award 2020;

c)
Manufacturing and Associated Industries and Occupations Award 2020;

d)
Professional Employees Award 2020;

e)
Food, Beverage and Tobacco Manufacturing Award 2024;

f)
Hardwicks Meatworks Pty Ltd and the Australasian Meat Industry Employees Union Victorian Meat Processing Agreement 2022

g)
Kilcoy Pastoral Company Limited Processing Enterprise Agreement 2022;

h)
Kilcoy Pastoral Company Limited Engineering Enterprise Agreement 2019; and

i)
Coominya AFC Pty Ltd Enterprise Agreement 2019.

Australian awards and enterprise agreements outline the minimum wage entitlements and conditions of employment applicable to various roles and industries. As such, awards and enterprise agreements provide for protections specific to a certain industry or line of employment beyond the general protections contained under Australian industrial relations laws and regulations.
United States
Ruprecht Company must comply with laws ensuring workplace safety, protecting employee rights, and regulating employment practices. These regulations address occupational safety, biometric data privacy, labor relations, and immigration compliance, with specific obligations outlined under each.
Occupational Safety and Health Act
The Occupational Safety and Health Act of 1970, as amended, imposes responsibilities on U.S. employers that have over a certain number of employees. These responsibilities include maintaining a workplace free from recognized hazards likely to cause death or serious injury, complying with federal Occupational Safety and Health Administration (“OSHA”) standards, and adhering to recordkeeping, disclosure, and procedural requirements (“OSHA Regulations”). OSHA Regulations cover hazard notices, safety communication, equipment inspections, and process safety management for highly hazardous chemicals, such as anhydrous ammonia. Employers must ensure workplaces meet minimum safety standards, compensate employees injured due to safety failures, and may face civil or criminal penalties for noncompliance.
Biometric Information Privacy Act
The Biometric Information Privacy Act (“BIPA”), enacted in Illinois, regulates the collection, use, storage, and disclosure of biometric data, such as fingerprints, facial recognition scans, and other unique biological identifiers. As a business subject to BIPA, Ruprecht Company is required to inform individuals in writing when biometric data is being collected or stored, obtain written consent prior to collection, and establish a written policy outlining procedures for securely storing, transmitting, and destroying biometric data. Non-compliance with BIPA can result in significant legal and financial penalties, including fines for each violation.
National Labor Relations Act
The National Labor Relations Act (“NLRA”) is the primary federal law governing labor relations in the United States, protecting employees’ rights to organize, join unions, and engage in collective bargaining over wages, hours, and working conditions. It also prohibits employers from engaging in unfair labor practices, such as interfering with union activities or refusing to bargain in good faith. Enforced by the National Labor Relations Board (“NLRB”), the NLRA ensures compliance through remedies such as reinstating employees, ordering back pay, or requiring employers to negotiate in good faith. Ruprecht Company is subject to the NLRA and maintains two collective bargaining agreements with its unionized employees, which govern employment terms and reflect its adherence to federal labor regulations.
Immigration Reform and Control Act
The U.S. Immigration and Customs Enforcement Agency (“ICE”), operating under the Department of Homeland Security (“DHS”), is responsible for enforcing federal immigration laws, including those that require employers to verify the legal work status of their employees. ICE conducts workplace investigations and audits to ensure compliance with regulations such as the Immigration Reform and Control Act, which mandates the use of Form I-9 for employment eligibility verification. Employers are also encouraged, and in some cases required, to utilize E-Verify, a DHS-managed online system, to confirm employee work authorization. Non-compliance with these regulations can lead to civil penalties, criminal charges, and, in certain cases, debarment from government contracts. These measures are designed to prevent the employment of unauthorized workers while ensuring a fair and lawful hiring process across industries.
PRC
According to the Labor Law of the PRC (promulgated on July 5, 1994, came into effect on January 1, 1995 and amended on August 27, 2009 and December 29, 2018), employers shall establish and improve their rules and regulations in accordance with the law so as to ensure that workers enjoy labor rights and perform their labor obligations. Labor contracts shall be concluded if labor relationships are to be established.
According to the Labor Contract Law of the PRC (promulgated on June 29, 2007, came into effect on January 1, 2008 and amended on December 28, 2012) and the Regulation on the Implementation of the Labor Contract Law of the PRC (promulgated on September 18, 2008 and came into effect on the same day), labor contracts must be concluded in written form. Upon reaching an agreement after due negotiation, an employer and an employee may conclude a fixed-term labor contract, a non-fixed-term labor contract or a labor contract that concludes upon the completion of certain work assignment. Upon reaching an agreement after due negotiation with employees or under other circumstances in line with legal conditions, an employer may terminate a labor contract and dismiss its employees according to law. According to the Production Safety Law of the PRC and other laws and regulations related to production safety, an enterprise shall strengthen production safety management, establish and improve production safety rules, increase efforts to guarantee the input of funds, materials, technology, and personnel in production safety, and ensure production safety.
Other Regulations
Foreign Investment Laws in Australia
The Foreign Acquisitions and Takeovers Act 1975 (Cth) (“FATA”) applies to certain investments in Australian entities, businesses and land made by a “foreign person.” We are a “foreign person” for FATA purposes and therefore each of our subsidiaries (including those incorporated in Australia) will be a “foreign person” and, as such, will be subject to regulatory compliance requirements under the FATA. Voluntary or mandatory foreign investment approval requirements will apply depending on the types of assets being acquired and the value of those investments. Generally, if the relevant monetary threshold is exceeded and an interest of at least 20% is being acquired in an Australian entity or business, notification and approval under the FATA will be mandatory.
Furthermore, any proposed investment in us by an investor who is a “foreign person” or a “foreign government investor” for the purposes of the FATA may have additional compliance requirements under the FATA. For details, see “Risk Factors — Risks Relating to Our ADSs and This Offering — Australian foreign investment laws may discourage the acquisition of a significant portion of our ordinary shares or ADSs.”

MANAGEMENT
Directors and Executive Officers
The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.
Directors and Executive Officers	Age	Position/Title
Alex Tianli ZHANG	58	Chairman of the Board of Directors
Hang WANG	53	Director
Chang LIU	44	Director
Dean Robert GOODE	57	Director, Chief Executive Officer
Lance Carlton MASSEY	50	Chief Financial Officer
Mr. Alex Tianli ZHANG has served as our chairman of the board since November 2015, bringing extensive experience in equity investment, corporate strategies, and governance. Mr. Zhang co-founded Hosen Capital, a leading private equity firm focused on the food and consumer sector, in March 2010. He also serves as a director for several of our subsidiaries and various food companies in the Asia-Pacific region, including the Real Pet Food Company in Australia since December 2017. Mr. Zhang received his doctorate in management sciences from ESSEC Business School in August 1994 and master’s degree in mechanical engineering from Tianjin University in March 1988.
Mr. Hang WANG has served as our director since November 2015. He co-founded Hosen Capital with Mr. Alex Tianli Zhang in March 2010. Since 2012, Mr. Wang has served as the vice chairman of the board of New Hope Group, a private enterprise focused on modern agriculture and the food industry. He has also held directorship at New Hope Liuhe Co., Ltd. (SZSE: 000876) since 2011 and at Kingsoft Cloud Holdings Limited (Nasdaq: KC; HKEx: 3896) since May 2020. He earned his bachelor’s and master’s degrees, both in economics, from Peking University in July 1992 and July 1996, respectively.
Ms. Chang LIU has served as our director since June 2023. She possesses extensive experience in the food industry and modern agriculture. She has held directorship at New Hope Group Co., Ltd. since 1997 and South Hope Industrial Co., Ltd. since 2004. She served as a director of New Hope Liuhe Co., Ltd. (SZSE: 000876) from 2011 to 2013 and as the chairlady of the same company since 2013. She holds an executive master’s degree in business administration from Peking University in 2004.
Mr. Dean Robert GOODE has served as the chief executive officer of our Group since January 2017 and as our director since December 2019. Mr. Goode is primarily responsible for overseeing our Group’s operations and management, implementing decisions and plans approved by the Board, making day-to-day operational and managerial decisions and coordinating overall business operations of our Group. In October 2006, Mr. Goode joined KPC, serving as general manager for operations until June 2012. Since July 2012, Mr. Goode has been serving as chief executive officer of KPC. Prior to joining our Group, Mr. Goode had over 13 years of management and operational experience in the meat processing industry. Mr. Goode obtained his master’s degree in business administration from James Cook University in May 1998.
Mr. Lance Carlton MASSEY has served as our chief financial officer since 2020. Prior to joining our company, he was the manager and finance director at General Mills Inc. for over a decade, from 2007 to 2020. From 1995 to 2007, Mr. Massey held various management roles at Mars Inc. Mr. Massey obtained his master’s degree in business administration from Melbourne Business School in 2014, a bachelor’s degree in business from Charles Sturt University in 2001, and a bachelor’s degree in commerce from the University of Canberra in 1995.
Board of Directors
Our board of directors will consist of         directors upon the SEC’s declaration of effectiveness of our registration statement on Form F-1 of which this prospectus is a part. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company is required to declare the nature of his or her interest at a meeting of our directors. Subject to the Nasdaq rules and disqualification by the chairman of the relevant board meeting, a director may vote with respect to any contract or transaction, or proposed contract or transaction notwithstanding that he or she may be interested therein, and if he or she does so his or her vote shall be counted and he or she may be counted in the quorum at any meeting of our directors at which any such contract or transaction or proposed contract or transaction is considered. Our directors may from time to time at their discretion exercise all the powers of our company to raise or borrow money, and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, and to issue debentures or other securities whether outright or as security for any debt, liability or obligation of our company or of any third-party.
Committees of the Board of Directors
We will establish three committees under the board of directors immediately upon the effectiveness of our registration statement on Form F-1 of which this prospectus is a part: an audit committee, a compensation committee and a nominating and corporate governance committee. We will adopt a charter for each of the three committees. Each committee’s members and functions are described below.
Audit Committee.   Our audit committee will consist of                ,                    and                   .                    will be the chairperson of our audit committee. We have determined that                    and                    satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and Rule 10A-3 under the Exchange Act. We have determined that                    qualifies as an “audit committee financial expert.” The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:
•
appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•
reviewing with the independent auditors any audit problems or difficulties and management’s response;

•
discussing the annual audited financial statements with management and the independent auditors;

•
reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•
reviewing and approving all proposed related party transactions;

•
meeting separately and periodically with management and the independent auditors; and

•
monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee.   Our compensation committee will consist of                   ,                    and                   .                    will be the chairperson of our compensation committee. We have determined that                    and                    satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:
•
reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•
reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

•
reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

•
selecting a compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee.   Our nominating and corporate governance committee will consist of                   ,                    and                   .                    will be the

chairperson of our nominating and corporate governance committee.                    and                    satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:
•
selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

•
reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

•
making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

•
advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors
Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care, and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our company has the right to seek damages if a duty owed by our directors is breached. A shareholder may in certain circumstances have rights to damages if a duty owed by the directors is breached.
Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:
•
convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

•
declaring dividends and distributions;

•
appointing officers and determining the term of office of the officers;

•
exercising the borrowing powers of our company and mortgaging the property of our company; and

•
approving the transfer of shares in our company, including the registration of such shares in our share register.

Terms of Directors and Officers
[Our directors may be appointed and removed by an ordinary resolution of our shareholders. Any vacancies on the board of directors arising other than upon the removal of a director by ordinary resolution can be filled by the remaining director(s) of the Company. Our directors are not automatically subject to a term of office and shall hold office until such time as they are removed from office by an ordinary resolution of our shareholders. In addition, a director will cease to be a director if he (i) becomes prohibited by law from being a director; (ii) becomes bankrupt or makes any arrangement or composition with his creditors generally; (iii) dies or is, in the opinion of all his co-directors, incapable by reason of mental disorder of discharging his duties as director; (iv) resigns his office by notice to the Company; or (v) has for more than six months been absent without permission of the directors from meetings of directors held during that period and the directors resolve that his office be vacated. Our officers are appointed by and serve at the discretion of the board of directors, and may be removed by our board of directors.]
Our officers are appointed by and serve at the discretion of our board of directors.
[Employment Agreements and Indemnification Agreements
We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate an executive officer’s employment without cause upon [60]-day advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as may be agreed between the executive officer and us. The executive officer may resign at any time with a [60]-day advance written notice.
Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our customers or prospective customers, or the confidential or proprietary information of any third-party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.
In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) approach our suppliers, clients, direct or end customers or contacts or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our explicit consent; or (iii) seek directly or indirectly, to solicit the employment or services of, or hire or engage, any person who is known to be employed or engaged by us; or (iv) otherwise interfere with our business or accounts.
We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.]
Compensation of Directors and Executive Officers
For the year ended December 31, 2024, we paid an aggregate of US$4.5 million in cash and benefits to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers.
Share Incentive Plan
On January 6, 2016, we adopted a share incentive plan (the “2016 Share Incentive Plan”) to attract and retain talent and to provide incentives and rewards to eligible employees. As of the date of this prospectus, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2016 Share Incentive Plan is 1,002,515, subject to further amendments.
Set forth below is a summary of the key terms of the 2016 Share Incentive Plan:
Types of Awards:   The 2016 Share Incentive Plan permits awards of options to purchase ordinary shares of our company.

Plan Administration.   The 2016 Share Incentive Plan shall be administered by our board of directors, who may further delegate certain powers and authorities to the board of BonneVie, Ltd. (“BonneVie”), the holding platform for the plan. Our board (or BonneVie, as applicable) shall have the authority, among other matters, to select the employees to whom the awards may be granted, determine the amount of awards granted, the number of shares or other consideration to be covered by each award, and the terms and conditions of the awards.
Eligibility.   Eligible participants include employees of our company, including our officers and directors.
Vesting Schedule.   The vesting and exercise of the awards shall be subject to certain service conditions and the achievement of performance targets as determined by our board of directors. Our board will set baseline performance targets based on factors like business conditions and capital expenditure.
Exercise of Awards.   The exercise price for options will be US$2.50 per share and will not be less than the par value of the shares. An option shall be deemed to be exercised upon written notice of such exercise by the grantee to our company in accordance with the plan and with full payment of the exercise price.
Transfer Restrictions.   The options shall not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution.
Expiration of Option.   Options generally expire three months after vesting, or otherwise determined or ratified by the Company.
Plan Amendment and Termination.   The board of directors may at any time amend, suspend or terminate this plan. No suspension or termination of this plan shall adversely affect any rights of awards that have already been granted.
As of the date of this prospectus, options to purchase a total of 493,600 ordinary shares of our company have been granted and are outstanding under the 2016 Share Incentive Plan, with an average weighted exercise price of US$2.50 per share, and there are no outstanding options granted to our directors and executive officers.

PRINCIPAL [AND SELLING] SHAREHOLDERS
Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of this prospectus by:
•
each of our directors and executive officers;

•
each of our principal shareholders who beneficially own 5% or more of our total outstanding shares; [and]

•
[the selling shareholders].

The calculations in the table below are based on 33,488,038 ordinary shares issued and outstanding as of the date of this prospectus, and        ordinary shares issued and outstanding immediately after the completion of this offering, assuming the underwriters do not exercise their option to purchase additional ADSs. All of our issued and outstanding shares are fully paid.
Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security, if any. These shares, however, are not included in the computation of the percentage ownership of any other person.
	Ordinary Shares Beneficially Owned Prior to This Offering			Ordinary Shares Beneficially Owned After This Offering
	Ordinary Shares	% Of Total Ordinary Shares†	% of Aggregate Voting Power	Ordinary Shares	% Of Total Ordinary Shares†	% of Aggregate Voting Power
Directors and Executive Officers**:
Alex Tianli ZHANG(1)	12,454,117	37.19%	37.19%
Hang WANG(1)	12,454,117	37.19%	37.19%
Chang LIU(2)	15,216,967	45.44%	45.44%
Dean Robert GOODE	*	*	*
Lance Carlton MASSEY	*	*	*
Principal Shareholders:
Ananta Trust(2)	15,216,967	45.44%	45.44%
Hosen Capital(1)	12,454,117	37.19%	37.19%
Entities affiliated with Asia Alternatives Management LLC(3)	1,674,400	5.00%	5.00%

Notes:
*
Aggregate number of shares accounts for less than 1% of our total ordinary shares outstanding as of the date of this prospectus.

**
Except as otherwise indicated below, the business address of our directors and executive officers is Level 2/36 Innovation Parkway, Birtinya, Queensland, Australia.

†
For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days, if any, after the date of this prospectus.

(1)
Represents (i) 7,081,547 ordinary shares held by JadePure, Ltd., (ii) 2,785,257 ordinary shares held by JadePlus, Ltd., and (iii) 2,587,313 ordinary shares held by Delibeef Co., Ltd. JadePure, Ltd. is beneficially and wholly owned by Hosen FCV I, L.P., which is in turn controlled by Hosen FCV GP, Ltd. Hosen FCV GP, Ltd. is equally owned by Mr. Alex Tianli Zhang and Mr. Hang Wang. JadePlus, Ltd. is

beneficially and wholly owned by Hosen Private Equity III, L.P., which is in turn controlled by Hosen Private Equity III GP, LTD. Hosen Private Equity III GP, LTD. is equally owned by Mr. Alex Tianli Zhang and Mr. Hang Wang. Delibeef Co., Ltd. is beneficially and wholly owned by Karrara BF. III, LP., which is in turn controlled by Karrara BF. III GP, LTD. Karrara BF. III GP, LTD. is ultimately controlled by Mr. Alex Tianli Zhang and Mr. Hang Wang. Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, Mr. Alex Tianli Zhang and Mr. Hang Wang may be deemed to have voting power and investment power with regard to the shares held of record by JadePure, Ltd., JadePlus, Ltd. and Delibeef Co., Ltd. The registered address of each of JadePure, Ltd. and JadePlus, Ltd. is CO Services Cayman Limited, P.O. Box 10008, Willow House, Cricket Square, Grand Cayman, KY1-1001, Cayman Islands. The registered address of Delibeef Co., Ltd. is P.O. Box 309, Ugland House, Grand Cayman, KY1-1104 Cayman Islands.
(2)
Represents (i) 10,794,368 ordinary shares held by Harford Global Limited, (ii) 2,732,197 ordinary shares held by CeresPlus, LTD., and (3) 1,690,402 ordinary shares held by GREENBACKS HOLDINGS LIMITED. Each of Harford Global Limited, CeresPlus, LTD. and GREENBACKS HOLDINGS LIMITED is wholly owned by AVAGREEN INTERNATIONAL PTE LTD, which is an investment holding company incorporated in Singapore. AVAGREEN INTERNATIONAL PTE LTD is ultimately wholly held by Vistra Trust (Singapore) Pte. Limited as the trustee of Ananta Trust. Ms. Chang Liu, as the settlor and protector of the Ananta Trust, may be deemed to have voting power and investment power with regard to the shares held of record by Harford Global Limited, CeresPlus, LTD., and GREENBACKS HOLDINGS LIMITED. The registered address of each of Harford Global Limited and GREENBACKS HOLDINGS LIMITED is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. The registered address of CeresPlus, LTD. is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

(3)
Represents (i) 901,601 ordinary shares held by Asia Alternatives Capital Partners IV, LP, (ii) 60,107 ordinary shares held by AACP IV Ex-Japan Investors, LP, (iii) 38,640 ordinary shares held by Fei Asia Investors III, LP, (iv) 94,453 ordinary shares held by MD Asia Investors III, LP, (v) 55,813 ordinary shares held by Focus Asia 2014 Master, LP., (vi) 193,200 ordinary shares held by New York Balanced Pool Asia Investors II, LP, (vii) 47,227 ordinary shares held by Asia Alternatives Ivory Partners III, LP, (viii) 94,453 ordinary shares held by Asia Alternatives FL Investor II, LP, (ix) 94,453 ordinary shares held by Virginia Asia Investors II, LP and (x) 94,453 ordinary shares held by IL Asia Investors, LP ((i) to (x) collectively referred to as the “AA Investors”). AA Investors are all controlled and managed by Asia Alternatives Management LLC. The registered address of each of Asia Alternatives Capital Partners IV, LP, AACP IV Ex-Japan Investors, LP, Fei Asia Investors III, LP, MD Asia Investors III, LP, New York Balanced Pool Asia Investors II, LP, Asia Alternatives FL Investor II, LP, Virginia Asia Investors II, LP and IL Asia Investors, LP. is 160 Greentree Drive, Suite 101, Dover, DE 19904, USA. The registered address of each of Focus Asia 2014 Master, LP. and Asia Alternatives Ivory Partners III, LP is 190 Elgin Avenue, George Town, Grand Cayman, KY1-9005, Cayman Islands.

As of the date of this prospectus, 1,122,004 of our ordinary shares are held by INTERNATIONAL FINANCE CORPORATION, a record holder in the United States.
We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. See “Description of Share Capital — History of Securities Issuances” for historical changes in our shareholding structure.

RELATED PARTY TRANSACTIONS
Shareholders Agreement
See “Description of Share Capital — Shareholders Agreement.”
Employment Agreements and Indemnification Agreements
See “Management — Employment Agreements and Indemnification Agreements.”
Share Incentive Plan
See “Management — Share Incentive Plan.”

DESCRIPTION OF SHARE CAPITAL
We are a Cayman Islands exempted company incorporated with limited liability and our affairs are governed by our memorandum and articles of association, as amended from time to time, and the Companies Act (As Revised) of the Cayman Islands, which we refer to as the Companies Act below, and the common law of the Cayman Islands.
As of the date of this prospectus, our authorized share capital is US$50,000 divided into 50,000,000 ordinary shares of par value US$0.001 each. As of the same date, 33,488,038 ordinary shares are issued and outstanding. Each holder of our ordinary shares is entitled to one vote per share. All of our shares issued and outstanding prior to the completion of the offering are and will be fully paid, and all of our shares to be issued in the offering will be issued as fully paid.
[Our Post-Offering Memorandum and Articles of Association
We will adopt the [fourth] amended and restated memorandum and articles of association, which we refer to below as our post-offering memorandum and articles of association and which will become effective and replace our current amended and restated memorandum and articles of association in its entirety immediately prior to the completion of this offering. The following are summaries of material provisions of the post-offering memorandum and articles of association and of the Companies Act, insofar as they relate to the material terms of our ordinary shares.
Objects of Our Company.   Under our post-offering memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the Companies Act of the Cayman Island.
Ordinary Shares.   Our ordinary shares are issued in registered form and are issued when registered in our register of members (shareholders). We may not issue shares to bearer. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares.
Dividends.   The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors or declared by our shareholders by ordinary resolution (provided that no dividend may be declared by our shareholders which exceeds the amount recommended by our directors). Our post-offering memorandum and articles of association provide that dividends may be declared and paid out of the funds of our Company lawfully available therefor. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account; provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.
Voting Rights.   At any general meeting a resolution put to the vote of the meeting shall be decided on a poll.
An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the issued and outstanding ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than [two-thirds] of the votes attaching to the issued and outstanding ordinary shares cast at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our post-offering memorandum and articles of association. Our shareholders may, among other things, divide or combine their shares by ordinary resolution.
General Meetings of Shareholders.   As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our post-offering memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.
Shareholders’ general meetings may be convened by the chairman of our board of directors or by our directors (acting by a resolution of our board). Advance notice of at least [ten] calendar days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of one or more of our shareholders present or by proxy, representing not less than [one-third] of all votes attaching to the issued and outstanding shares in our company entitled to vote at such general meeting.
The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering memorandum and articles of association provide that upon the requisition of any one or more of our shareholders holding shares, which carry in aggregate not less than [one-fourth] of all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our post-offering memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.
Transfer of Ordinary Shares.   Subject to the restrictions as set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.
Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up, to a person of whom it does not approve, or any share issued under any share incentive scheme for employees upon which a restriction on transfer imposed thereby still subsists, and it may also, without prejudice to the foregoing generality, refuse to register a transfer of any share to more than four joint holders or a transfer of any share that is not a fully paid up share on which we have a lien. Our board of directors may also decline to recognize any instrument of transfer unless:
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the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

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the instrument of transfer is in respect of only one class of ordinary shares;

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the instrument of transfer is properly stamped, if required;

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in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

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a fee of such maximum sum as the Nasdaq Stock Market may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within [one] calendar months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.
The registration of transfers may, after compliance with any notice requirement of the Nasdaq Stock Market, be suspended and the register of members closed at such times and for such periods (not exceeding in the whole thirty (30) days in any year) as our board of directors may from time to time determine.
Liquidation.   On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed pari passu amongst our shareholders in proportion to the capital paid up at the commencement of the winding up on the shares held by them respectively. If our assets available for distribution are insufficient to repay all of the paid-up capital, such the assets will be distributed so that, as nearly as may be, the losses are borne by our shareholders in proportion to the capital paid up, or which ought to have been paid up, at the commencement of the winding up, on the shares held by them respectively.
Calls on Shares and Forfeiture of Shares.   Subject to the terms of allotment, our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least [14] clear days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares.   Subject to the provisions of the Companies Act and our post-offering memorandum and articles of association, we may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Act, the redemption or repurchase of any share may be paid out of our Company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.
Variations of Rights of Shares.   If at any time, our share capital is divided into different classes of shares, the rights attached to any class of shares (unless otherwise provided by the terms of issue of the shares of that class or series), may be varied with the consent in writing of at least [two-thirds] of the holders of the issued shares of that class or series or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of the class or series. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be materially adversely varied by the creation or issue of further shares ranking pari passu with such existing class of shares.
Issuance of Additional Shares.   Our post-offering memorandum and articles of association authorize our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.
Our post-offering memorandum and articles of association also authorize our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:
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the designation of the series;

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the number of shares of the series;

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the dividend rights, dividend rates, conversion rights, voting rights; and

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the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preferred shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.
Inspection of Books and Records.   Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than our memorandum and articles of association, special resolutions passed by our shareholders, and our register of mortgages and charges). However, we intend to provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”
Anti-Takeover Provisions.   Some provisions of our post-offering memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:
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authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders; and

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limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our post-offering memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company.   We are an exempted company with limited liability incorporated under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:
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does not have to file an annual return of its shareholders with the Registrar of Companies;

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is not required to open its register of members for inspection;

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does not have to hold an annual general meeting;

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may issue shares with no par value;

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may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

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may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

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may register as a limited duration company; and

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may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).
[Exclusive Forum.   Unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or any other person, (iii) any action or proceeding arising pursuant to, or seeking to enforce any right, obligation or remedy under, any provision of the Companies Act, our post-offering memorandum and articles of association, or any other provision of applicable law, (iv) any action or proceeding seeking to interpret, apply, enforce or determine the validity of our post-offering memorandum and articles of association or (v) any action or proceeding as to which the Companies Act confers jurisdiction on the Grand Court of the Cayman Islands shall be the Grand Court of the Cayman Islands, in all cases subject to the court having jurisdiction over indispensable parties named as defendants. Our [post-offering memorandum and articles of association will also provide that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action under the Securities Act, the Exchange Act or other securities laws.. Any person or entity purchasing or otherwise acquiring any share or other securities in our company, or purchasing or otherwise acquiring American depositary shares issued pursuant to deposit agreements, shall be deemed to have notice of and consented to this exclusive forum provision. Without prejudice to the foregoing, if this exclusive forum provision is held to be illegal, invalid or unenforceable under applicable law, the legality, validity or enforceability of the rest of the articles of association shall not be affected and this exclusive forum provision shall be interpreted and construed to the maximum extent possible to apply in the relevant jurisdiction with whatever modification or deletion may be necessary so as best to give effect to our intention.]
Differences in Corporate Law
The Companies Act (as revised) is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and, accordingly, there are significant differences between the Companies Act of the Cayman Islands and the current Companies Act of England. In addition, the Companies Act of the Cayman Islands differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.
Mergers and Similar Arrangements.   The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies.

For these purposes, (i) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (ii) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the surviving or consolidated company, a declaration as to the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation that is effected in compliance with these statutory procedures.
A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least 90% of the votes at a general meeting of the subsidiary.
The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.
Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation; provided that the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.
Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement; provided that the arrangement is approved by (a) 75% in value of the shareholders or class of shareholders, or (b) a majority in number representing 75% in value of the creditors or class of creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:
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the statutory provisions as to the required majority vote have been met;

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the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

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the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

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the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition, which may facilitate the “squeeze out” of dissentient minority shareholders upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the

Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer that has been so approved unless there is evidence of fraud, bad faith or collusion.
If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted, in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.
Shareholders’ Suits.   In principle, we will normally be the proper plaintiff, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:
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a company acts or proposes to act illegally or ultra vires (and is therefore incapable of ratification by the shareholders);

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the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

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those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability.   Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. [Our post-offering memorandum and articles of association provide that we shall indemnify our directors and officers against all actions, proceedings, costs, charges, expenses, losses, damages, liabilities, judgments, fines, settlements and other amounts (including reasonable attorneys’ fees and expenses and amounts paid in settlement and costs of investigation (collectively “Losses”) incurred or sustained by him otherwise than by reason of his own dishonesty in or about the conduct of the Company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any Losses incurred by him in defending or investigating (whether successfully or otherwise) any civil, criminal, investigative and administrative proceedings concerning or in any way related to the Company or its affairs in any court whether in the Islands or elsewhere.] This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.
[In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our post-offering memorandum and articles of association.]
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Directors’ Fiduciary Duties.   Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.
As a matter of Cayman Islands law, directors of Cayman Islands companies owe fiduciary duties to their respective companies to, amongst other things, act in good faith in their dealings with or on behalf of the company and exercise their powers and fulfill the duties of their office honestly. Core duties are:
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a duty to act in good faith in what the directors bona fide consider to be the best interests of the company (and in this regard, it should be noted that the duty is owed to the company and not to associate companies, subsidiaries or holding companies);

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a duty not to personally profit from opportunities that arise from the office of director (unless the company permits him to do so);

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a duty of trusteeship of the company’s assets;

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a duty not to put himself in a position where the structures of a company conflict of his or her personal interest on his or her duty to a third party to avoid conflicts of interest; and

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a duty to exercise powers for the purpose for which such powers were conferred.

Shareholder Action by Written Consent.   Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our post-offering memorandum and articles of association provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.
Shareholder Proposals.   Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders; provided that it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.
The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. [Our post-offering memorandum and articles of association allow any one or more of our shareholders holding at the date of deposit of the requisition not less than [one-fourth] in par value of the issued shares which as at that date carry the right to vote at general meetings of the Company to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our post-offering memorandum and articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings.] As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.
Cumulative Voting.   Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our post-offering memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.
Removal of Directors.   Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the issued and outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering memorandum and articles of association, subject to certain restrictions as contained therein, directors may be removed with or without cause, by an ordinary resolution of our shareholders. An appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the company and the director, if any; but no such term shall be implied in the absence of express provision. In addition, a director’s office shall be vacated if the director (i) becomes prohibited by law from being a director; (ii) becomes bankrupt or makes any arrangement or composition with his creditors generally; (iii) dies or is, in the opinion of all his co-directors, incapable by reason of mental disorder of discharging his duties as director; (iv) resigns his office by notice to the company; (v) has for more than six months been absent without permission of the directors from meetings of directors held during that period and the directors resolve that his office be vacated.
Transactions with Interested Shareholders.   The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction that resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.
Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.
Dissolution; Winding up.   Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.
Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Act and our post-offering memorandum and articles of association, our company may be dissolved, liquidated, or wound up by a special resolution of our shareholders.
Variation of Rights of Shares.   Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our post-offering memorandum and articles of association, if our share capital is divided into more than one class of shares, the rights attached to any class may only be varied with the written consent of the holders of [two-thirds] of the issued shares of that class or with the sanction of a [special resolution] passed at a separate meeting of the holders of the shares of that class.
Amendment of Governing Documents.   Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Act and our post-offering memorandum and articles of association, our memorandum and articles of association may only be amended by a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders.   There are no limitations imposed by our post-offering memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering memorandum and articles of association that require our Company to disclose shareholder ownership above any particular ownership threshold.
History of Securities Issuances
Over the past three years, we have not issued any additional securities.
Shareholders Agreement
We entered into an amended and restated shareholders agreement on December 7, 2018. This agreement outlines specific shareholder rights, including information rights, inspection rights, the right of first refusal, and tag-along rights. It also includes provisions governing our board of directors and other corporate governance matters. The special rights and corporate governance provisions will automatically terminate upon the completion of this offering.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES
American Depositary Receipts
        , as depositary will issue the ADSs which you will be entitled to receive in this offering. Each ADS will represent an ownership interest in     ordinary shares which we will deposit with       , as custodian for the depositary, under the deposit agreement among ourselves, the depositary and yourself as an ADR holder. In the future, each ADS will also represent any securities, cash or other property deposited with the depositary that they have not distributed directly to you. Unless specifically requested by you, all ADSs will be issued on the books of our depositary in book-entry form and periodic statements will be mailed to you which reflect your ownership interest in such ADSs. In our description, references to American depositary receipts or ADRs shall include the statements you will receive which reflect your ownership of ADSs.
The depositary’s office is located at                 .
You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, by having an ADS registered in your name on the books of the depositary, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs through your broker or financial institution nominee, you must rely on the procedures of such broker or financial institution to assert the rights of an ADR holder described in this section. You should consult with your broker or financial institution to find out what those procedures are.
As an ADR holder, we will not treat you as a shareholder of ours and you will not have any direct shareholder rights. Cayman Islands law governs shareholder rights. Because the depositary or its nominee will be the shareholder of record for the shares represented by all outstanding ADSs, shareholder rights rest with such record holder. Your rights are those of an ADR holder. Such rights derive from the terms of the deposit agreement to be entered into among us, the depositary and all registered holders from time to time of ADSs issued under the deposit agreement. The obligations of the depositary and its agents are also set out in the deposit agreement. Because the depositary or its nominee will actually be the registered owner of the shares, you must rely on it to exercise the rights of a shareholder on your behalf. The deposit agreement and the ADSs are governed by New York law.
The following is a summary of what we believe to be the material terms of the deposit agreement. Notwithstanding this, because it is a summary, it may not contain all the information that you may otherwise deem important. For more complete information, you should read the entire deposit agreement and the form of ADR which contains the terms of your ADSs. You can read a copy of the deposit agreement which is filed as an exhibit to the registration statement of which this prospectus forms apart.
Share Dividends and Other Distributions
How will I receive dividends and other distributions on the shares underlying my ADSs?
We may make various types of distributions with respect to our securities. The depositary has agreed that, to the extent practicable, it will pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after converting any cash received into U.S. dollars and, in all cases, making any necessary deductions provided for in the deposit agreement. You will receive these distributions in proportion to the number of underlying securities that your ADSs represent.
Except as stated below, the depositary will deliver such distributions to ADR holders in proportion to their interests in the following manner:
Cash.   The depositary will distribute any U.S. dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof (to the extent applicable), on an averaged or other practicable basis, subject to (i) appropriate adjustments for taxes withheld, (ii) such distribution being impermissible or impracticable with respect to certain registered ADR holders, and (iii) deduction of the depositary’s expenses in (1) converting any foreign currency to U.S. dollars to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring foreign currency or U.S. dollars to the United States by such means as the depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time, and (4) making any sale by public or private means in any commercially reasonable manner. The depositary will hold any cash amounts it is unable to distribute in a non-interest-bearing account for the benefit of the applicable holders and beneficial owners of ADSs until the distribution can be effected or the funds that the depositary holds must be escheated as unclaimed property in accordance with the laws of the relevant states of the United States. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, you may lose some or all of the value of the distribution.
Shares.   In the case of a distribution in shares, the depositary will issue additional ADRs to evidence the number of ADSs representing such shares. Only whole ADSs will be issued. Any shares which would result in fractional ADSs will be sold and the net proceeds will be distributed in the same manner as cash to the ADR holders entitled thereto.
Rights to Receive Additional Shares.   In the case of a distribution of rights to subscribe for additional shares or other rights, if we provide evidence satisfactory to the depositary that it may lawfully distribute such rights, the depositary will distribute warrants or other instruments in the discretion of the depositary representing such rights. However, if we do not furnish such evidence, the depositary may:
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sell such rights if practicable and distribute the net proceeds in the same manner as cash to the ADR holders entitled thereto; or

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if it is not practicable to sell such rights, do nothing and allow such rights to lapse, in which case ADR holders will receive nothing.

We have no obligation to file a registration statement under the Securities Act in order to make any rights available to ADR holders.
Other Distributions.   In the case of a distribution of securities or property other than those described above, the depositary may either (i) distribute such securities or property in any manner it deems equitable and practicable or (ii) to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same way it distributes cash.
If the depositary determines that any distribution described above is not practicable with respect to any specific registered ADR holder, the depositary may choose any method of distribution that it deems practicable for such ADR holder, including the distribution of foreign currency, securities or property, or it may retain such items, without paying interest on or investing them, on behalf of the ADR holder as deposited securities, in which case the ADSs will also represent the retained items.
Any U.S. dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents. Fractional cents will be withheld without liability and dealt with by the depositary in accordance with its then current practices.
The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders.
There can be no assurance that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period.
Deposit, Withdrawal and Cancelation
How does the depositary issue ADSs?
The depositary will issue ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian and pay the fees and expenses owing to the depositary in connection with such issuance. In the case of the ADSs to be issued under this prospectus, we will arrange with the underwriters named herein to deposit such shares.

Shares deposited in the future with the custodian must be accompanied by certain delivery documentation and shall, at the time of such deposit, be registered in the name of           , as depositary for the benefit of holders of ADRs or in such other name as the depositary shall direct.
The custodian will hold all deposited shares (including those being deposited by or on our behalf in connection with the offering to which this prospectus relates) for the account of the depositary. ADR holders thus have no direct ownership interest in the shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited shares. The deposited shares and any such additional items are referred to as “deposited securities.” Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue an ADR or ADRs in the name or upon the order of the person entitled thereto evidencing the number of ADSs to which such person is entitled. All of the ADSs issued will, unless specifically requested to the contrary, be part of the depositary’s direct registration system, and a registered holder will receive periodic statements from the depositary which will show the number of ADSs registered in such holder’s name. An ADR holder can request that the ADSs not be held through the depositary’s direct registration system and that a certificated ADR be issued.
How do ADR holders cancel an ADS and obtain deposited securities?
When you turn in your ADR certificate at the depositary’s office, or when you provide proper instructions and documentation in the case of direct registration ADSs, the depositary will, upon payment of certain applicable fees, charges and taxes, deliver the underlying shares to you or upon your written order. At your risk, expense and request, the depositary may deliver deposited securities at such other place as you may request.
The depositary may only restrict the withdrawal of deposited securities in connection with:
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temporary delays caused by closing our transfer books or those of the depositary or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends;

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the payment of fees, taxes and similar charges; or

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compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.
Record Dates
The depositary may, after consultation with us if practicable, fix record dates for the determination of the registered ADR holders who will be entitled (or obligated, as the case may be):
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to receive any distribution on or in respect of shares,

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to give instructions for the exercise of voting rights at a meeting of holders of shares,

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to pay the fee assessed by the depositary for administration of the ADR program and for any expenses as provided for in the ADR, or

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to receive any notice or to act in respect of other matters all subject to the provisions of the deposit agreement.

Voting Rights
How do I vote?
If you are an ADR holder and the depositary asks you to provide it with voting instructions, you may instruct the depositary how to exercise the voting rights for the shares which underlie your ADSs. As soon as practicable after receiving notice of any meeting or solicitation of consents or proxies from us, the depositary will distribute to the registered ADR holders a notice stating such information as is contained in the voting materials received by the depositary and describing how you may instruct the depositary to exercise the voting rights for the shares which underlie your ADSs. For instructions to be valid, the depositary must receive them in the manner and on or before the date specified. No voting instructions may be deemed given to the depositary to give a discretionary proxy to a person designated by us if no instructions are received by the depositary from you on or before the response date established by the depositary. The depositary will try, as far as is practical, subject to the provisions of and governing the underlying shares or other deposited securities, to vote or to have its agents vote the shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct. The depositary will not itself exercise any voting discretion. Furthermore, neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote. Notwithstanding anything contained in the deposit agreement or any ADR, the depositary may, to the extent not prohibited by law or regulations, or by the requirements of the stock exchange on which the ADSs are listed, in lieu of distribution of the materials provided to the depositary in connection with any meeting of, or solicitation of consents or proxies from, holders of deposited securities, distribute to the registered holders of ADRs a notice that provides such holders with, or otherwise publicizes to such holders, instructions on how to retrieve such materials or receive such materials upon request (i.e., by reference to a website containing the materials for retrieval or a contact for requesting copies of the materials).
[Under our post offering memorandum and articles of association, the depositary would be able to provide us with voting instructions without having to personally attend meetings in person, by means of it delivering an instrument of proxy. Such voting instructions may be provided to us by means of the depositary delivering an instrument of proxy via facsimile, email, mail, courier or other recognized form of delivery, and we agree to accept any such delivery so long as it is timely received prior to the meeting.] We will endeavor to provide the depositary with written notice of each meeting of shareholders promptly after determining the date of such meeting so as to enable it to solicit and receive voting instructions. In general, the depositary will require that voting instructions be received by the depositary no less than five business days prior to the date of each meeting of shareholders. Under the post-offering amended and restated memorandum and articles of association that we expect to adopt, the minimum notice period required to convene a general meeting is seven days. The depositary may not have sufficient time to solicit voting instructions, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.
Notwithstanding the above, we have advised the depositary that [under the Cayman Islands law and our post offering memorandum and articles of association, each as in effect as of the date of the deposit agreement, voting at any meeting of shareholders is by show of hands unless a poll is (before or on the declaration of the results of the show of hands) demanded.] In the event that voting on any resolution or matter is conducted on a show of hands basis in accordance with our constituent documents, the depositary will refrain from voting and the voting instructions (or the deemed voting instructions, as set out above) received by the depositary from holders shall lapse. The depositary will not demand a poll or join in demanding a poll, whether or not requested to do so by holders of ADSs.
There is no guarantee that you will receive voting materials in time to instruct the depositary to vote and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.
Reports and Other Communications
Will ADR holders be able to view our reports?
The depositary will make available for inspection by ADR holders at the offices of the depositary and the custodian the deposit agreement, the provisions of or governing deposited securities, and any written communications from us which are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities.
Additionally, if we make any written communications generally available to holders of our shares, and we furnish copies thereof (or English translations or summaries) to the depositary, it will distribute the same to registered ADR holders.

Fees and Expenses
What fees and expenses will I be responsible for paying?
The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a share dividend or share split declared by us, or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADRs are cancelled or reduced for any other reason, US$5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.
The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a share dividend or share split declared by us or an exchange of stock regarding the ADRs or the deposited securities or a distribution of ADSs), whichever is applicable:
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a fee of US$      per ADR or ADRs for transfers of certificated or direct registration ADRs;

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a fee of up to US$      per ADS for any cash distribution made pursuant to the deposit agreement;

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a fee of up to US$      per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

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reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of the depositary’s agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which charge shall be assessed on a proportionate basis against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);

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a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares and there would be a fee of five cents per ADS [issued and] outstanding);

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stock transfer or other taxes and other governmental charges;

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cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of shares;

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transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and

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expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars.

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The charges described above may be amended from time to time by agreement between us and the depositary.
Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and exchange application and listing fees. Neither the depositary nor we can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of fees to be charged to holders of ADSs and (iii) our reimbursable expenses related to the ADR program are not known at this time. The depositary collects its fees for issuance and cancelation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary will generally set off the amounts owing from distributions made to holders of ADSs. If, however, no distribution exists and payment owing is not timely received by the depositary, the depositary may refuse to provide any further services to holders that have not paid those fees and expenses owing until such fees and expenses have been paid. At the discretion of the depositary, all fees and charges owing under the deposit agreement are due in advance and/or when declared owing by the depositary.
Payment of Taxes
ADR holders must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If an ADR holder owes any tax or other governmental charge, the depositary may (i) deduct the amount thereof from any cash distributions, or (ii) sell deposited securities (by public or private sale) and deduct the amount owing from the net proceeds of such sale. In either case the ADR holder remains liable for any shortfall. Additionally, if any taxes or other governmental charges (including any penalties and/or interest) shall become payable by or on behalf of the custodian or the depositary with respect to any ADR, any deposited securities represented by the ADSs evidenced thereby or any distribution thereon, including, without limitation, any Chinese Enterprise Income Tax owing if the Circular Guoshuifa [2009] No. 82 issued by the Chinese State Administration of Taxation or any other circular, edict, order or ruling, as issued and as from time to time amended, is applied or otherwise, such tax or other governmental charge shall be paid by the holder thereof to the depositary. By holding or having held an ADR the holder and all prior holders thereof, jointly and severally, agree to indemnify, defend and save harmless each of the depositary and its agents in respect thereof. If any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities until such payment is made. If any tax or governmental charge is required to be withheld on any cash distribution, the depositary may deduct the amount required to be withheld from any cash distribution or, in the case of a non-cash distribution, sell the distributed property or securities (by public or private sale) to pay such taxes and distribute any remaining net proceeds to the ADR holders entitled thereto.
By holding an ADR or an interest therein, you will be agreeing to indemnify us, the depositary, its custodian and any of our or their respective directors, employees, agents and affiliates against, and hold each of us and them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained.
Reclassifications, Recapitalizations and Mergers
If we take certain actions that affect the deposited securities, including (i) any change in par value, split-up/sub-division, consolidation, cancelation or other reclassification of deposited securities or (ii) any distributions not made to holders of ADRs or (iii) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of our assets, then the depositary may choose to:
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amend the form of ADR;

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distribute additional or amended ADRs;

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distribute cash, securities or other property it has received in connection with such actions;

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sell any securities or property received and distribute the proceeds as cash; or

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none of the above.

If the depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited securities and each ADS will then represent a proportionate interest in such property.
Amendment and Termination
How may the deposit agreement be amended?
We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. ADR holders must be given at least 30 days’ notice of any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or otherwise prejudices any substantial existing right of ADR holders. Such notice need not describe in detail the specific amendments effectuated thereby, but must give ADR holders a means to access the text of such amendment. If an ADR holder continues to hold an ADR or ADRs after being so notified, such ADR holder is deemed to agree to such amendment and to be bound by the deposit agreement as so amended. Notwithstanding the foregoing, if any governmental body or regulatory body should adopt new laws, rules or regulations which would require amendment or supplement of the deposit agreement or the form of ADR to ensure compliance therewith, we and the depositary may amend or supplement the deposit agreement and the ADR at any time in accordance with such changed laws, rules or regulations, which amendment or supplement may take effect before a notice is given or within any other period of time as required for compliance. No amendment, however, will impair your right to surrender your ADSs and receive the underlying securities, except in order to comply with mandatory provisions of applicable law.
How may the deposit agreement be terminated?
The depositary may, and shall at our written direction, terminate the deposit agreement and the ADRs by mailing notice of such termination to the registered holders of ADRs at least [30] days prior to the date fixed in such notice for such termination; provided, however, that if the depositary shall have (i) resigned as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders unless a successor depositary shall not be operating under the deposit agreement within [45] days of the date of such resignation, and (ii) been removed as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders of ADRs unless a successor depositary shall not be operating under the deposit agreement on the [90th] day after our notice of removal was first provided to the depositary. After termination, the depositary’s only responsibility will be (i) to deliver deposited securities to ADR holders who surrender their ADRs, and (ii) to hold or sell distributions received on deposited securities. As soon as practicable after the expiration of six months from the termination date, the depositary will sell the deposited securities which remain and hold the net proceeds of such sales (as long as it may lawfully do so), without liability for interest, in trust for the ADR holders who have not yet surrendered their ADRs. After making such sale, the depositary shall have no obligations except to account for such proceeds and other cash.
Limitations on Obligations and Liability to ADS Holders
Limits on our obligations and the obligations of the depositary; limits on liability to ADR holders and holders of ADSs
Prior to the issue, registration, registration of transfer, split-up/sub-division, consolidation, combination, or cancelation of any ADRs, or the delivery of any distribution in respect thereof, and from time to time, we or the depositary or its custodian may require:
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payment with respect thereto of (i) any stock transfer or other tax or other governmental charge, (ii) any stock transfer or registration fees in effect for the registration of transfers of shares or other deposited securities upon any applicable register and (iii) any applicable fees and expenses described in the deposit agreement;

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the production of proof satisfactory to it of (i) the identity of any signatory and genuineness of any signature and (ii) such other information, including without limitation, information as to citizenship, residence, exchange control approval, beneficial ownership of any securities, compliance with applicable law, regulations, provisions of or governing deposited securities and the terms of the deposit agreement and the ADRs, as it may deem necessary or proper; and
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compliance with such regulations as the depositary may establish consistent with the deposit agreement.

The issuance of ADRs, the acceptance of deposits of shares, the registration, registration of transfer, split-up or combination of ADRs or the withdrawal of shares, may be suspended, generally or in particular instances, when the ADR register or any register for deposited securities is closed or when any such action is deemed advisable by the depositary; provided that the ability to withdrawal shares may only be limited under the following circumstances: (i) temporary delays caused by closing transfer books of the depositary or our transfer books or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends, (ii) the payment of fees, taxes, and similar charges, and (iii) compliance with any laws or governmental regulations relating to ADRs or to the withdrawal of deposited securities.
The deposit agreement expressly limits the obligations and liability of the depositary, ourselves and our respective agents. Neither we nor the depositary nor any such agent will be liable if:
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any present or future law, rule, regulation, fiat, order or decree of the United States, the Cayman Islands, the People’s Republic of China or any other country, or of any governmental or regulatory authority or securities exchange or market or automated quotation system, the provisions of or governing any deposited securities, any present or future provision of our charter, any act of God, war, terrorism or other circumstance beyond our, the depositary’s or our respective agents’ control shall prevent or delay, or shall cause any of them to be subject to any civil or criminal penalty in connection with, any act which the deposit agreement or the ADRs provide shall be done or performed by us, the depositary or our respective agents (including, without limitation, voting);

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it exercises or fails to exercise discretion under the deposit agreement or the ADR;

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it performs its obligations under the deposit agreement and ADRs without gross negligence or bad faith;

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it takes any action or refrains from taking any action in reliance upon the advice of or information from legal counsel, accountants, any person presenting shares for deposit, any registered holder of ADRs, or any other person believed by it to be competent to give such advice or information; or

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it relies upon any written notice, request, direction or other document believed by it to be genuine and to have been signed or presented by the proper party or parties.

Neither the depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs. We and our agents shall only be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs, which in our opinion may involve us in expense or liability, if indemnity satisfactory to us against all expense (including fees and disbursements of counsel) and liability is furnished as often as may be required. The depositary and its agents may fully respond to any and all demands or requests for information maintained by or on its behalf in connection with the deposit agreement, any registered holder or holders of ADRs, any ADRs or otherwise related to the deposit agreement or ADRs to the extent such information is requested or required by or pursuant to any lawful authority, including, without limitation laws, rules, regulations, administrative or judicial process, or banking, securities or other regulators. The depositary shall not be liable for the acts or omissions made by any securities depository, clearing agency or settlement system in connection with or arising out of book-entry settlement of deposited securities or otherwise. Furthermore, the depositary shall not be responsible for, and shall incur no liability in connection with or arising from, the insolvency of any custodian that is not a branch or affiliate of      . The depositary and the custodian(s) may use third-party delivery services and providers of information regarding matters such as pricing, proxy voting, corporate actions, class action litigation and other services in connection with the ADRs and the deposit agreement, and use local agents to provide extraordinary services such as attendance at annual meetings of issuers of securities. Although the depositary and the custodian will use reasonable care (and cause their agents to use reasonable care) in the selection and retention of such third-party providers and local agents, they will not be responsible for any errors or omissions made by them in providing the relevant information or services.
Additionally, none of us, the depositary or the custodian shall be liable for the failure by any registered holder of ADRs or beneficial owner therein to obtain the benefits of credits on the basis of non-U.S. tax paid against such holder’s or beneficial owner’s income tax liability. Neither we nor the depositary shall incur any liability for any tax consequences that may be incurred by holders or beneficial owners on account of their ownership of ADRs or ADSs.
Neither the depositary nor its agents will be responsible for any failure to carry out any instructions to vote any of the deposited securities, for the manner in which any such vote is cast or for the effect of any such vote. Neither the depositary nor any of its agents shall be liable to registered holders of ADRs or beneficial owners of interests in ADSs for any indirect, special, punitive or consequential damages (including, without limitation, lost profits) of any form incurred by any person or entity, whether or not foreseeable and regardless of the type of action in which such a claim may be brought.
In the deposit agreement each party thereto (including, for avoidance of doubt, each holder and beneficial owner and/or holder of interests in ADRs) irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any suit, action or proceeding against the depositary and/or the company directly or indirectly arising out of or relating to the shares or other deposited securities, the ADSs or the ADRs, the deposit agreement or any transaction contemplated therein, or the breach thereof (whether based on contract, tort, common law or any other theory).
The depositary may own and deal in any class of our securities and in ADSs.
Disclosure of Interest in ADSs
To the extent that the provisions of or governing any deposited securities may require disclosure of or impose limits on beneficial or other ownership of deposited securities, other shares and other securities and may provide for blocking transfer, voting or other rights to enforce such disclosure or limits, you agree to comply with all such disclosure requirements and ownership limitations and to comply with any reasonable instructions we may provide in respect thereof. We reserve the right to instruct you to deliver your ADSs for cancelation and withdrawal of the deposited securities so as to permit us to deal with you directly as a holder of shares and, by holding an ADS or an interest therein, you will be agreeing to comply with such instructions.
Books of Depositary
The depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of ADRs, which register shall include the depositary’s direct registration system. Registered holders of ADRs may inspect such records at the depositary’s office at all reasonable times, but solely for the purpose of communicating with other holders in the interest of the business of our company or a matter relating to the deposit agreement. Such register may be closed from time to time, when deemed expedient by the depositary.
The depositary will maintain facilities for the delivery and receipt of ADRs.
Appointment
In the deposit agreement, each registered holder of ADRs and each person holding an interest in ADSs, upon acceptance of any ADSs (or any interest therein) issued in accordance with the terms and conditions of the deposit agreement will be deemed for all purposes to:
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be a party to and bound by the terms of the deposit agreement and the applicable ADR or ADRs, and

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appoint the depositary its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all actions contemplated in the deposit agreement and the applicable ADR or ADRs, to adopt any and all procedures necessary to comply with applicable laws and to take such action as the depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of the deposit agreement and the applicable ADR and ADRs, the taking of such actions to be the conclusive determinant of the necessity and appropriateness thereof.
Governing Law
The deposit agreement and the ADRs shall be governed by and construed in accordance with the laws of the State of New York. In the deposit agreement, we have submitted to the jurisdiction of the courts of the State of New York and appointed an agent for service of process on our behalf. Notwithstanding the foregoing, any action based on the deposit agreement or the transactions contemplated thereby may be instituted by the depositary and holders in any competent court in the Cayman Islands, the People’s Republic of China and/or the United States or through the commencement of an English language arbitration either in New York, New York in accordance with the Commercial Arbitration Rules of the American Arbitration Association or in Hong Kong following the arbitration rules of the United Nations Commission on International Trade Law (UNCITRAL).]

SHARES ELIGIBLE FOR FUTURE SALE
Upon completion of this offering, we will have   ADSs outstanding, representing      ordinary shares, or    % of our outstanding ordinary shares, assuming the underwriters do not exercise their option to purchase additional ADSs. All of the ADSs sold in this offering will be freely transferable by persons other than by our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of the ADSs in the public market could adversely affect prevailing market prices of the ADSs. Prior to this offering, there has been no public market for our ordinary shares or ADSs. We intend to apply to list the ADSs on the Nasdaq, but we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.
Lock-up Agreements
[We, our directors and executive officers and all of our existing shareholders] have agreed, for a period of 180 days after the date of this prospectus, [not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, lend or otherwise dispose of, except in this offering, any of our ordinary shares or ADSs or securities that are substantially similar to our ordinary shares or ADSs, including, but not limited to, any options or warrants to purchase our ordinary shares, ADSs or any securities that are convertible into or exchangeable for, or that represent the right to receive, our ordinary shares, ADSs or any such substantially similar securities (other than pursuant to employee share option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date such lock-up agreement was executed),] without the prior written consent of the representatives of the underwriters.
Other than this offering, we are not aware of any plans by any significant shareholders to dispose of significant numbers of the ADSs or ordinary shares. However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for the ADSs or ordinary shares may dispose of significant numbers of the ADSs or ordinary shares in the future. We cannot predict what effect, if any, future sales of the ADSs or ordinary shares, or the availability of ADSs or ordinary shares for future sale, will have on the trading price of the ADSs from time to time. Sales of substantial amounts of the ADSs or ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of the ADSs.
Rule 144
All of our ordinary shares that will be issued and outstanding upon the completion of this offering, other than those ordinary shares sold in this offering, are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act. In general, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who at the time of a sale is not, and has not been during the three months preceding the sale, an affiliate of ours and has beneficially owned our restricted securities for at least six months will be entitled to sell the restricted securities without registration under the Securities Act, subject only to the availability of current public information about us, and will be entitled to sell restricted securities beneficially owned for at least one year without restriction. Persons who are our affiliates and have beneficially owned our restricted securities for at least six months may sell a number of restricted securities within any three-month period that does not exceed the greater of the following:
•
1% of the then outstanding ordinary shares, in the form of ADSs or otherwise, which will equal      ordinary shares immediately after this offering, assuming the underwriters do not exercise their option to purchase additional ADSs; or

•
the average weekly trading volume of our ordinary shares in the form of ADSs or otherwise, on the Nasdaq, during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales by our affiliates under Rule 144 are also subject to certain requirements relating to manner of sale, notice and the availability of current public information about us.

Rule 701
In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell those ordinary shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. [However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.]

TAXATION
The following summary of Cayman Islands and U.S. federal income tax considerations of an investment in the ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this registration statement, all of which are subject to change. This summary does not deal with all possible tax considerations relating to an investment in the ADSs or ordinary shares, such as the tax considerations under U.S. state and local tax laws, or under the tax laws of jurisdictions other than the Cayman Islands and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Campbells, our Cayman Islands counsel.
Cayman Islands Taxation
The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties, which may be applicable on instruments executed in, or, after execution, brought to, or produced before a court of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.
Payments of dividends and capital in respect of our ordinary shares or ADSs will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares or ADSs, nor will gains derived from the disposal of our ordinary shares or ADSs be subject to Cayman Islands income or corporation tax.
Certain Material United States Federal Income Tax Considerations
The following discussion is a summary of certain material U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that acquires our ADSs in this offering and holds our ADSs as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing U.S. federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect, and there can be no assurance that the Internal Revenue Service (the “IRS”) or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift or other non-income tax considerations, alternative minimum tax, the Medicare tax on certain net investment income, or any state, local or non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:
•
banks and other financial institutions;

•
insurance companies;

•
pension plans;

•
cooperatives;

•
regulated investment companies;

•
real estate investment trusts;

•
broker-dealers;

•
traders that elect to use a mark-to-market method of accounting;

•
certain former U.S. citizens or long-term residents;

•
tax-exempt entities (including private foundations);

•
holders who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation;

•
investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

•
investors that have a functional currency other than the U.S. dollar;

•
persons that actually or constructively own ADSs or ordinary shares representing 10% or more of our stock (by vote or value); or

•
partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding ADSs or ordinary shares through such entities,

all of whom may be subject to tax rules that differ significantly from those discussed below.
Each U.S. Holder (as defined below) is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of our ADSs or ordinary shares.
General
For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for U.S. federal income tax purposes:
•
an individual who is a citizen or resident of the United States;

•
a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of the United States or any state thereof or the District of Columbia;

•
an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•
a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more United States persons (as defined in the Code) who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a United States person under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partner and the partnership. Partnerships holding our ADSs or ordinary shares and their partners are urged to consult their tax advisors regarding an investment in our ADSs or ordinary shares.
For U.S. federal income tax purposes, it is generally expected that a U.S. Holder of ADSs will be treated as the beneficial owner of the underlying shares represented by the ADSs. Accordingly, deposits or withdrawals of ordinary shares for ADSs are not expected to be subject to U.S. federal income tax. The remainder of this discussion assumes that a U.S. Holder of our ADSs will be treated in this manner.
THE FOLLOWING DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT A SUBSTITUTE FOR CAREFUL TAX PLANNING AND ADVICE. U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISERS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR OTHER FEDERAL NON-INCOME TAX LAWS OR THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION.
Passive Foreign Investment Company Considerations
A non-U.S. corporation, such as our company, will be a PFIC for U.S. federal income tax purposes for any taxable year, if applying the applicable look-through rules, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income (the “income test”) or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s goodwill and other unbooked intangibles should be treated as an active asset to the extent associated with activities that produce or are intended to produce active income. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.
Based upon the historical value of our assets, the composition of our income and assets and the nature of our business operations, and the expected price of the ADSs in this offering, we do not believe we were a PFIC for our taxable year ended December 31, 2024. However, PFIC status is based on an annual determination and involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn.
The determination of whether we will be a PFIC for any taxable year will also depend in part upon the value of our goodwill and other unbooked intangibles not reflected on our balance sheet (which may depend upon the market price of our ADSs from time to time, which may fluctuate significantly) and also may be affected by how, and how quickly, we spend our liquid assets, the cash we generate from our operations and the cash raised in this offering, which generally will be considered a passive asset. In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our anticipated market capitalization following the listing of our ADSs on the Nasdaq. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current or one or more future taxable years because our liquid assets and cash (which are for this purpose considered assets that produce passive income) may then represent a greater percentage of the value of our overall assets. Further, while we believe our classification methodology and valuation approach are reasonable, it is possible that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our being or becoming a PFIC for the current or one or more future taxable years.
The discussion below under “— Dividends” and “— Sale or Other Disposition” is written on the basis that we will not be or become classified as a PFIC for U.S. federal income tax purposes. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, the PFIC rules discussed below under “— Passive Foreign Investment Company Rules” generally will apply to such U.S. Holder for such taxable year, and unless the U.S. Holder makes certain elections, will apply in future years even if we cease to be a PFIC.
Dividends
Subject to the PFIC rules discussed herein, any cash distributions paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, the full amount of any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction generally allowed to corporations. Dividends received by individuals and certain other non-corporate U.S. Holders of our ADSs may be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our ADSs are readily tradeable on an established securities market in the United States, (2) we are not a PFIC with respect to such U.S. Holder for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. We expect our ADSs (but not our ordinary shares), which we intend to apply to list on the Nasdaq, will be considered readily tradeable on an established securities market in the United States, although there can be no assurance in this regard.
Dividends paid on our ADSs or ordinary shares, if any, will generally be treated as income from foreign sources and will generally constitute passive category income for U.S. foreign tax credit purposes. However, absent an election to apply the benefits of an applicable income tax treaty, certain non-U.S. taxes may not be creditable if the relevant foreign income tax rules are not consistent with certain U.S. federal income tax principles. A U.S. Holder who does not elect to claim a foreign tax credit for foreign taxes withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.
Sale or Other Disposition
Subject to the PFIC rules discussed herein, a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of our ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year. Long-term capital gain of individuals and certain other non-corporate U.S. Holders will generally be eligible for a reduced rate of taxation.
Capital gain or loss of U.S. Holders will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances.
Passive Foreign Investment Company Rules
If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder to the extent that it is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition of ADSs or ordinary shares. Under the PFIC rules:
•
the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

•
the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are treated as a PFIC (each, a “pre-PFIC year”) will be taxable as ordinary income;

•
the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

•
an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares and any of our non-U.S. subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.
As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is regularly traded on a qualified exchange or other market, as defined in applicable United States Treasury Regulations. For those purposes, we expect that our ADSs, but not our ordinary shares, will be treated as marketable stock upon their listing on the Nasdaq, which is a qualified exchange for these purposes. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder of ADSs makes a mark-to-market election, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in a year when we are classified as a PFIC and we subsequently cease to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election and any excess loss will be treated as a capital loss.
Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder that makes the mark-to-market election may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.
We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.
If a U.S. Holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, the U.S. Holder must generally file an annual IRS Form 8621 or such other forms as is required by the United States Treasury Department. Failure to file one or more of these forms as required may toll the running of the statute of limitations in respect of each of the taxable years for which such form is required to be filed. Each U.S. Holder should consult its tax advisors regarding the U.S. federal income tax consequences of owning and disposing of our ADSs or ordinary shares if we are or become a PFIC.
Backup Withholding and Information Reporting
Dividends paid on, and proceeds from the sale or other disposition of, the ADSs or ordinary shares to a U.S. Holder generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding unless the U.S. Holder provides an accurate taxpayer identification number and makes any other required certification or otherwise establishes an exemption. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a refund or credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS in a timely manner.
Information with Respect to Foreign Financial Assets
U.S. Holders who are individuals (and certain entities closely held by individuals) generally will be required to report the name, address and such information relating to an interest in the ADSs or ordinary shares as is necessary to identify the class or issue of which the ADSs or ordinary shares are a part. These requirements are subject to exceptions, including an exception for ADSs or ordinary shares held in accounts maintained by certain financial institutions and an exception applicable if the aggregate value of all “specified foreign financial assets” (as defined in the Code) does not exceed $50,000.
U.S. Holders should consult their tax advisors regarding the application of these information reporting rules.

UNDERWRITING
Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Citigroup Global Market Inc. and Morgan Stanley & Co. LLC (in alphabetical order) are acting as the representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of ADSs indicated below:
Underwriters (in alphabetical order)	Number of ADSs
Citigroup Global Market Inc.
Morgan Stanley & Co. LLC
Total
The underwriters are offering the ADSs subject to their acceptance of the ADSs from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the ADSs offered by this prospectus (other than those covered by the underwriters’ over-allotment option described below) if any such ADSs are taken. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.
Commissions and Discounts
[The underwriters initially propose to offer part of the ADSs directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of US$      per ADS under the initial public offering price.] After the initial offering of the ADSs, the offering price and other selling terms may from time to time be varied by the representatives.
We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase on a pro rata basis up to additional           ADSs at the initial public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the ADSs offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional ADSs as the number listed next to the underwriter’s name in the preceding table bears to the total number of ADSs listed next to the names of all underwriters in the preceding table.
The following table shows the per ADS and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional                 ADSs.
	Per ADS		Total
	Without Option to Purchase Additional ADSs	With Option to Purchase Additional ADSs	Without Option to Purchase Additional ADSs	With Option to Purchase Additional ADSs
Public offering price	US$	US$	US$	US$
Underwriting discounts and commissions paid by us	US$	US$	US$	US$
Proceeds to us, before expenses	US$	US$	US$	US$
The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately US$      . [The underwriters have agreed to reimburse us for US$      of our expenses in connection with the offering.]
[The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of ADSs offered by them.]

[Certain of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers or sales in the United States will be conducted by broker-dealers registered with the SEC.]
Nasdaq Stock Market Listing
We intend to apply for the listing of our ADSs on the Nasdaq Stock Market under the trading symbol “         .”
Lock-Up Arrangements
We, [our directors, executive officers, and all of our existing shareholders] have agreed with the representatives on behalf of the underwriters to certain lock-up restrictions in respect of our ordinary shares, ADSs, and/or any securities convertible into or exchangeable or exercisable for any of our ordinary shares or ADSs, during the period ending 180 days after the date of this prospectus, subject to certain exceptions.
The representatives, in their sole discretion, may release the ordinary shares, ADSs and other securities subject to the lock-up agreements described above in whole or in part at any time.
Stabilization, Short Positions and Penalty Bids
In connection with the offering, the underwriters may purchase and sell ADSs in the open market. These transactions may include short sales in accordance with Regulation M under the Exchange Act, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional ADSs in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional ADSs or purchasing ADSs in the open market. In determining the source of ADSs to close out the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase additional ADSs pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for, or purchases of, ADSs made by the underwriters in the open market prior to the completion of the offering.
Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the ADSs, and may stabilize, maintain or otherwise affect the market price of the ADSs. As a result, the price of the ADSs may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they are required to be conducted in accordance with applicable laws and regulations, and they may be discontinued at any time without notice. These transactions may be effected on the Nasdaq Stock Market, the over-the-counter market or otherwise.
Indemnification
We have agreed to indemnify underwriters against certain liabilities, including liabilities under the Securities Act, [or to contribute to payments the underwriters may be required to make in respect of those liabilities.]
Electronic Distribution
A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of ADSs to underwriters for sale to their online brokerage account holders.

Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.
Other Relationships
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. [Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.]
In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.
Pricing of the Offering
Prior to this offering, there has been no public market for our ordinary shares or ADSs. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in businesses similar to ours.
We cannot assure you that the initial public offering price will correspond to the price at which our ordinary shares or ADSs will trade in the public market subsequent to this offering or that an active trading market for our ordinary shares or ADSs will develop and continue after this offering.
Selling Restrictions
No action may be taken in any jurisdiction other than the United States that would permit a public offering of the ADSs or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither the prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable laws, rules and regulations of any such country or jurisdiction.
Australia
No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or ASIC, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.
Any offer in Australia of the ADSs may only be made to persons, or the Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investor” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the ADSs without disclosure to investors under Chapter 6D of the Corporations Act.
The ADSs applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring ADSs must observe such Australian on-sale restrictions.
This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.
Bahamas
The ADSs may not be offered or sold in The Bahamas via a public offer. ADSs may not be offered or sold or otherwise disposed of in any way to any person(s) deemed “resident” for exchange control purposes by the Central Bank of The Bahamas.
Bermuda
The ADSs may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.
British Virgin Islands
The ADSs are not being, and may not be offered to the public or to any person in the British Virgin Islands for purchase or subscription by or on behalf of the issuer. The ADSs may be offered to companies incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands) (“BVI Companies”), but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the British Virgin Islands.
Canada
The securities may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts, or NI 33-105, the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Cayman Islands
This prospectus is not intended to constitute a public offer of the ADSs or ordinary shares, whether by way of sale or subscription, in the Cayman Islands. No offer or invitation may be made to the public in the

Cayman Islands to subscribe for or purchase the ordinary shares or any ADS. Each underwriter has represented and agreed that it has not offered or sold, and will not offer or sell, directly or indirectly, any ADSs or ordinary shares in the Cayman Islands.
Chile
These ADSs are privately offered in Chile pursuant to the provisions of Law 18,045, the security market law of, and Norma De Carácter General No. 336 (“Rule 336”), dated June 27, 2012, issued by the Superintendencia De Valores Y Seguros De Chile (“SVS”), the securities regulator of Chile, to resident qualified investors that are listed in Rule 336 and further defined in Rule 216 of June 12, 2008 issued by the SVS.
Pursuant to Rule 336 the following information is provided in Chile to prospective resident investors in the offered securities:
1.   The initiation of the offer in Chile is [MM] [DD], [YYYY].
2.   The offer is subject to NCG 336 of June 27, 2012 issued by the Superintendencia De Valores Y Seguros De Chile (superintendency of securities and insurance of Chile)
3.   The offer refers to securities that are not registered in the Registro De Valores (securities registry) or the Registro De Valores Extranjeros (foreign securities registry) of the SVS and therefore:
a.   The securities are not subject to the oversight of the SVS; and
b.   The issuer thereof is not subject to reporting obligation with respect to itself or the offered securities.
4.   The securities may not be publicly offered in Chile unless and until they are registered in the securities registry of the SVS.
Dubai International Finance Center
This document relates to an Exempt Offer, as defined in the Offered Securities Rules module of the DFSA Rulebook, or the OSR, in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons, as defined in the OSR, of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The ADSs to which this document relates may be illiquid and/or subject to restrictions on their resale.
Prospective purchasers of the ADSs offered should conduct their own due diligence on the ADSs. If you do not understand the contents of this document you should consult an authorized financial adviser.
European Economic Area and the United Kingdom
In relation to the EU Prospectus Regulation (EU) 2017/1129 repealing Directive (2003/71/EC), as implemented by the member states of the European Economic Area and the United Kingdom (each, a “Relevant State”) as well as any equivalent or similar law, rule or regulation or guidance implemented in the United Kingdom as a result of it ceasing to be part of the European Economic Area (“Prospectus Regulation”), an offer to the public of any ADSs which are the subject of the offering contemplated by this prospectus may not be made in that Relevant State unless the prospectus has been approved by the competent authority in such Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that an offer to the public in that Relevant State of any ADSs may be made at any time under the following exemptions under the Prospectus Regulation, as implemented in that Relevant State:
•
to “qualified investors” within the meaning of Article 2(e) of the Prospectus Regulation;

•
by the underwriters to fewer than 150 natural or legal persons (other than “qualified investors” as defined in the Prospectus Regulation) subject to obtaining the prior consent of the representatives for any such offer; or

•
in any other circumstances falling within Article 1(4) of the Prospectus Regulation;

provided that no such offer of ADSs shall result in a requirement for the publication by us or the representatives of a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.
Any person making or intending to make any offer of ADSs within the EEA should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of ADSs through any financial intermediary, other than offers made by the underwriters which constitute the final offering of ADSs contemplated in this prospectus.
For the purposes of this provision, and your representation below, the expression an “offer of ADSs to the public” in relation to any ADSs in any Relevant State means a communication to persons in any form and by any means, presenting sufficient information on the terms of the offer and any ADSs to be offered, so as to enable an investor to decide to purchase any ADSs, as the same may be varied in that Relevant State by any measure implementing the Prospectus Regulation in that Relevant State.
Each person in a Relevant State who receives any communication in respect of, or who acquires any ADSs under, the offer of ADSs contemplated by this prospectus will be deemed to have represented, warranted and agreed to and with us and each underwriter that:
•
it is a “qualified investor” within the meaning of the law in that Relevant State implementing Article 2(e) of the Prospectus Regulation (unless otherwise expressly disclosed to us and/or the relevant underwriter in writing); and

•
in the case of any ADSs acquired by it as a financial intermediary, as that term is used in Article 5(1) of the Prospectus Regulation, (i) the ADSs acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant State other than “qualified investors” (as defined in the Prospectus Regulation), or in circumstances in which the prior consent of the representatives have been given to the offer or resale; or (ii) where ADSs have been acquired by it on behalf of persons in any Relevant State other than qualified investors, the offer of those ADSs to it is not treated under the Prospectus Regulation as having been made to such persons.

No ADSs have been offered in the United Kingdom, except that an offer to the public of any ADSs may be made in the United Kingdom at any time:
•
to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

•
to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of underwriters for any such offer; or

•
in any other circumstances falling within Section 86 of the FSMA.

provided that no such offer of the ADSs shall require the issuer or any manager to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to the ADSs in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any ADS to be offered so as to enable an investor to decide to purchase or subscribe for any ADSs and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.
In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”), (ii) who are high-net-worth entities falling within Article 49(2) of the Order, and (iii) any other persons to whom it may otherwise lawfully be communicated pursuant to the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.
France
Neither this prospectus nor any other offering material relating to the ADSs described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The ADSs have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the ADSs has been or will be (1) released, issued, distributed or caused to be released, issued or distributed to the public in France; or (2) used in connection with any offer for subscription or sale of the ADSs to the public in France.
Such offers, sales and distributions will be made in France only:
(a) to qualified investors (investisseurs estraint) and/or to a restricted circle of investors (cercle estraint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with, articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;
(b) to investment services providers authorized to engage in portfolio management on behalf of third parties; or
(c) in a transaction that, in accordance with article L.411-2-II-1° -or-2° -or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Réglement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public á l’épargne).
The ADSs may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.
Germany
This prospectus does not constitute a Prospectus Directive-compliant prospectus in accordance with the German Securities Prospectus Act (Wertpapierprospektgesetz) and does therefore not allow any public offering in the Federal Republic of Germany, or Germany, or any other Relevant Member State pursuant to § 17 and § 18 of the German Securities Prospectus Act. No action has been or will be taken in Germany that would permit a public offering of the ADSs, or distribution of a prospectus or any other offering material relating to the ADSs. In particular, no securities prospectus (Wertpapierprospekt) within the meaning of the German Securities Prospectus Act or any other applicable laws of Germany, has been or will be published within Germany, nor has this prospectus been filed with or approved by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) for publication within Germany.
Each underwriter will represent, agree and undertake (i) that it has not offered, sold or delivered and will not offer, sell or deliver the ADSs within Germany other than in accordance with the German Securities Prospectus Act (Wertpapierprospektgesetz) and any other applicable laws in Germany governing the issue, sale and offering of ADSs, and (ii) that it will distribute in Germany any offering material relating to the ADSs only under circumstances that will result in compliance with the applicable rules and regulations of Germany.
This prospectus is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.

Hong Kong
The ADSs may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.
Indonesia
This prospectus does not, and is not intended to, constitute a public offering in Indonesia under Law Number 8 of 1995 regarding Capital Market. This prospectus may not be distributed in the Republic of Indonesia and the ADSs may not be offered or sold in the Republic of Indonesia or to Indonesian citizens wherever they are domiciled, or to Indonesia residents, in a manner which constitutes a public offering under the laws of the Republic of Indonesia.
Israel
In the State of Israel, the ADSs offered hereby may not be offered to any person or entity other than the following:
•
a fund for joint investments in trust (i.e., mutual fund), as such term is defined in the Law for Joint Investments in Trust, 5754-1994, or a management company of such a fund;

•
a provident fund as defined in Section 47(a)(2) of the Income Tax Ordinance of the State of Israel, or a management company of such a fund;

•
an insurer, as defined in the Law for Oversight of Insurance Transactions, 5741-1981, a banking entity or satellite entity, as such terms are defined in the Banking Law (Licensing), 5741-1981, other than a joint services company, acting for their own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

•
a company that is licensed as a portfolio manager, as such term is defined in Section 8(b) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995, acting on its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

•
a company that is licensed as an investment advisor, as such term is defined in Section 7(c) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995, acting on its own account;

•
a company that is a member of the Tel Aviv Stock Exchange, acting on its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

•
an underwriter fulfilling the conditions of Section 56(c) of the Securities Law, 5728-1968;

•
a venture capital fund (defined as an entity primarily involved in investments in companies which, at the time of investment, (i) are primarily engaged in research and development or manufacture of new technological products or processes and (ii) involve above-average risk);

•
an entity primarily engaged in capital markets activities in which all of the equity owners meet one or more of the above criteria; and

•
an entity, other than an entity formed for the purpose of purchasing the ADSs in this offering, in which the shareholders equity (including pursuant to foreign accounting rules, international accounting regulations and U.S. generally accepted accounting rules, as defined in the Securities Law Regulations (Preparation of Annual Financial Statements), 1993) is in excess of NIS 250 million.
Any offeree of the ADSs offered hereby in the State of Israel shall be required to submit written confirmation that it falls within the scope of one of the above criteria. This prospectus will not be distributed or directed to investors in the State of Israel who do not fall within one of the above criteria.
Italy
The offering of ADSs has not been registered with the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to Italian securities legislation and, accordingly, no ADSs may be offered, sold or delivered, nor copies of this prospectus or any other documents relating to the ADSs may not be distributed in Italy except:
•
to “qualified investors,” as referred to in Article 100 of Legislative Decree No. 58 of 24 February 1998, as amended (the “Decree No. 58”) and defined in Article 26, paragraph 1, letter d) of CONSOB Regulation No. 16190 of 29 October 2007, as amended (“Regulation No. 16190”) pursuant to Article 34-ter, paragraph 1, letter. b) of CONSOB Regulation No. 11971 of 14 May 1999, as amended (“Regulation No. 11971”); or

•
in any other circumstances where an express exemption from compliance with the offer restrictions applies, as provided under Decree No. 58 or Regulation No. 11971.

Any offer, sale or delivery of the ADSs or distribution of copies of this prospectus or any other documents relating to the ADSs in the Republic of Italy must be:
•
made by investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with Legislative Decree No. 385 of 1 September 1993, as amended (the “Banking Law”), Decree No. 58 and Regulation No. 16190 and any other applicable laws and regulations;

•
in compliance with Article 129 of the Banking Law, and the implementing guidelines of the Bank of Italy, as amended; and

•
in compliance with any other applicable notification requirement or limitation which may be imposed, from time to time, by CONSOB or the Bank of Italy or other competent authority.

Please note that, in accordance with Article 100-bis of Decree No. 58, where no exemption from the rules on public offerings applies, the subsequent distribution of the ADSs on the secondary market in Italy must be made in compliance with the public offer and the prospectus requirement rules provided under Decree No. 58 and Regulation No. 11971.
Furthermore, ADSs which are initially offered and placed in Italy or abroad to qualified investors only but in the following year are regularly (“sistematicamente”) distributed on the secondary market in Italy to non-qualified investors become subject to the public offer and the prospectus requirement rules provided under Decree No. 58 and Regulation No. 11971. Failure to comply with such rules may result in the sale of the ADSs being declared null and void and in the liability of the intermediary transferring the ADSs for any damages suffered by such non-qualified investors.
Japan
No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended), or the FIEL, has been made or will be made with respect to the solicitation of the application for the acquisition of the ADSs.
Accordingly, the ADSs have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

Korea
The ADSs may not be offered, sold and delivered directly or indirectly, or offered or sold to any person for reoffering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the Korea Securities and Exchange Act and the Foreign Exchange Transaction Law and the decrees and regulations thereunder. The ADSs have not been registered with the Financial Services Commission of Korea for public offering in Korea. Furthermore, the ADSs may not be resold to Korean residents unless the purchaser of the ADSs complies with all applicable regulatory requirements (including but not limited to government approval requirements under the Foreign Exchange Transaction Law and its subordinate decrees and regulations) in connection with the purchase of the ADSs.
Kuwait
Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 “Regulating the Negotiation of Securities and Establishment of Investment Funds,” its Executive Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the ADSs, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait.
Malaysia
No prospectus or other offering material or document in connection with the offer and sale of the ADSs has been or will be registered with the Securities Commission of Malaysia (“Commission”) for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services License; (iii) a person who acquires the ADSs, as principal, if the offer is on terms that the ADSs may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the ADSs is made by a holder of a Capital Markets Services License who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.
New Zealand
This document has not been registered, filed with or approved by any New Zealand regulatory authority under the Financial Markets Conduct Act 2013 (the “FMA Act”). The ADSs may only be offered or sold in New Zealand (or allotted with a view to being offered for sale in New Zealand) to a person who:
•
is an investment business within the meaning of clause 37 of Schedule 1 of the FMC Act;

•
meets the investment activity criteria specified in clause 38 of Schedule 1 of the FMC Act;

•
is large within the meaning of clause 39 of Schedule 1 of the FMC Act;

•
is a government agency within the meaning of clause 40 of Schedule 1 of the FMC Act; or

•
is an eligible investor within the meaning of clause 41 of Schedule 1 of the FMC Act.

Monaco
The ADSs may not be offered or sold, directly or indirectly, to the public in Monaco other than by a Monaco Bank or a duly authorized Monegasque intermediary acting as a professional institutional investor which has such knowledge and experience in financial and business matters as to be capable of evaluating the risks and merits of an investment in the Fund. Consequently, this prospectus may only be communicated to (i) banks, and (ii) portfolio management companies duly licensed by the “Commission de Contrôle des Activités Financières” by virtue of Law n° 1.338, of September 7, 2007, and authorized under Law n° 1.144 of July 26, 1991. Such regulated intermediaries may in turn communicate this prospectus to potential investors.
People’s Republic of China
This prospectus may not be circulated or distributed in the PRC and the ADSs may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. This paragraph does not apply to Taiwan and the special administrative regions of Hong Kong and Macau.
Qatar
In the State of Qatar, the offer contained herein is made on an exclusive basis to the specifically intended recipient thereof, upon that person’s request and initiative, for personal use only and shall in no way be construed as a general offer for the sale of securities to the public or an attempt to do business as a bank, an investment company or otherwise in the State of Qatar. This prospectus and the underlying securities have not been approved or licensed by the Qatar Central Bank or the Qatar Financial Center Regulatory Authority or any other regulator in the State of Qatar. The information contained in this prospectus shall only be shared with any third parties in Qatar on a need to know basis for the purpose of evaluating the contained offer. Any distribution of this prospectus by the recipient to third parties in Qatar beyond the terms hereof is not permitted and shall be at the liability of such recipient.
Saudi Arabia
This prospectus may not be distributed in the Kingdom except to such persons as are permitted under the Offers of Securities Regulations issued by the Capital Market Authority. The Capital Market Authority does not make any representation as to the accuracy or completeness of this prospectus, and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this prospectus you should consult an authorized financial adviser.
Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person which is:
•
a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•
a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs pursuant to an offer made under Section 275 of the SFA, except:

•
to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

•
where no consideration is or will be given for the transfer;

•
where the transfer is by operation of law;

•
as specified in Section 276(7) of the SFA; or

•
as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

South Africa
Due to restrictions under the securities laws of South Africa, no “offer to the public” (as such term is defined in the South African Companies Act, No. 71 of 2008 (as amended or re-enacted) (the “South African Companies Act”) is being made in connection with the issue of the ADSs in South Africa. Accordingly, this document does not, nor is it intended to, constitute a “registered prospectus” (as that term is defined in the South African Companies Act) prepared and registered under the South African Companies Act and has not been approved by, and/or filed with, the South African Companies and Intellectual Property Commission or any other regulatory authority in South Africa. The ADSs are not offered, and the offer shall not be transferred, sold, renounced or delivered, in South Africa or to a person with an address in South Africa, unless one or other of the following exemptions stipulated in section 96 (1) applies:
Section 96 (1) (a) the offer, transfer, sale, renunciation or delivery is to:
(i) persons whose ordinary business, or part of whose ordinary business, is to deal in securities, as principal or agent;
(ii) the South African Public Investment Corporation;
(iii) persons or entities regulated by the Reserve Bank of South Africa;
(iv) authorized financial service providers under South African law;
(v) financial institutions recognized as such under South African law;
(vi) a wholly-owned subsidiary of any person or entity contemplated in (c), (d) or (e), acting as agent in the capacity of an authorized portfolio manager for a pension fund, or as manager for a collective investment scheme (in each case duly registered as such under South African law); or
(vii) any combination of the person in (i) to (vi); or
Section 96 (1) (b) the total contemplated acquisition cost of the securities, for any single addressee acting as principal is equal to or greater than ZAR1,000,000 or such higher amount as may be promulgated by notice in the Government Gazette of South Africa pursuant to section 96(2)(a) of the South African Companies Act.
Information made available in this prospectus should not be considered as “advice” as defined in the South African Financial Advisory and Intermediary Services Act, 2002.

Switzerland
The ADSs may not be offered or sold to any investors in Switzerland other than on a non-public basis. This prospectus does not constitute a prospectus within the meaning of Article 652a and Art. 1156 of the Swiss Code of Obligations (Schweizerisches Obligationenrecht). Neither this offering nor the ADSs have been or will be approved by any Swiss regulatory authority.
Taiwan
The ADSs have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer or sell the ADSs in Taiwan through a public offering or in such an offering that require registration, filing or approval of the Financial Supervisory Commission of Taiwan except pursuant to the applicable laws and regulations of Taiwan and the competent authority’s ruling thereunder.
Thailand
This prospectus does not, and is not intended to, constitute a public offering in Thailand. The ADSs may not be offered or sold to persons in Thailand, unless such offering is made under the exemptions from approval and filing requirements under applicable laws, or under circumstances which do not constitute an offer for sale of the shares to the public for the purposes of the Securities and Exchange Act of 1992 of Thailand, nor require approval from the Office of the Securities and Exchange Commission of Thailand.
United Arab Emirates
The ADSs have not been offered or sold, and will not be offered or sold, directly or indirectly, in the United Arab Emirates, except: (1) in compliance with all applicable laws and regulations of the United Arab Emirates; and (2) through persons or corporate entities authorized and licensed to provide investment advice and/or engage in brokerage activity and/or trade in respect of foreign securities in the United Arab Emirates. The information contained in this prospectus does not constitute a public offer of securities in the United Arab Emirates in accordance with the Commercial Companies Law (Federal Law No. 8 of 1984 (as amended)) or otherwise and is not intended to be a public offer and is addressed only to persons who are sophisticated investors.
Vietnam
This offering of ADSs has not been and will not be registered with the State Securities Commission of Vietnam under the Law on Securities of Vietnam and its guiding decrees and circulars. The ADSs will not be offered or sold in Vietnam through a public offering and will not be offered or sold to Vietnamese persons other than those who are licensed to invest in offshore securities under the Law on Investment of Vietnam.

EXPENSES RELATED TO THIS OFFERING
Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee, and the stock exchange market entry and listing fee, all amounts are estimates.
SEC Registration Fee
FINRA Filing Fee
Stock Exchange Market Entry and Listing Fee
Printing and Engraving Expenses
Legal Fees and Expenses
Accounting Fees and Expenses
Miscellaneous
Total	US$

LEGAL MATTERS
The validity of the ADSs and certain other legal matters with respect to U.S. federal and New York State law in connection with this offering will be passed upon for us by Kirkland & Ellis International LLP. Certain legal matters in connection with this offering will be passed upon for the underwriters by Davis Polk & Wardwell LLP with respect to U.S. federal and New York law. The validity of the ordinary shares represented by the ADSs offered in this offering and other certain legal matters as to Cayman Islands law will be passed upon for us by Campbells.

EXPERTS
The consolidated financial statements of Kilcoy Global Foods, Ltd. as of and for the year ended December 31, 2023, have been included herein and in the registration statement in reliance upon the report of KPMG Huazhen LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.
The office of KPMG Huazhen LLP is located at 8th Floor, KPMG Tower, Oriental Plaza, No. 1 East Chang An Avenue, Beijing, the People's Republic of China.

WHERE YOU CAN FIND ADDITIONAL INFORMATION
We have filed a registration statement, including relevant exhibits, with the SEC on Form F-1 under the Securities Act with respect to the underlying ordinary shares represented by the ADSs to be sold in this offering. We have also filed a related registration statement on Form F-6 with the SEC to register the ADSs. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and the ADSs.
Immediately upon the effectiveness of the registration statement on Form F-1 of which this prospectus forms a part, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing, among other things, the furnishing and content of proxy statements to shareholders, and Section 16 short swing profit reporting for our executive officers and directors and for holders of more than 10% of our ordinary shares. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated financial statements, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, if we so request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.
All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of documents, upon payment of a duplicating fee, by writing to the SEC.

KILCOY GLOBAL FOODS, LTD.

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
Kilcoy Global Foods, Ltd.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheet of Kilcoy Global Foods, Ltd. and subsidiaries (the Company) as of December 31, 2023, the related consolidated statement of comprehensive income, changes in shareholders’ equity, and cash flows for the year then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Timing of revenue recognition for product sales
As discussed in Notes 2(p) and 17 to the consolidated financial statements, the Company recorded US$1,870,683 thousand of revenues for the year ended December 31, 2023. The Company recognizes revenue at the point in time when the control of the product has been transferred to customer, which generally occurs upon shipment or delivery to a customer based on contractual terms with the customer.
We identified the evaluation of timing of revenue recognition for product sales as a critical audit matter. Significant audit effort was required to determine the nature and extent of procedures to perform to evaluate the proper timing of revenue recognition.
The following are the primary procedures we performed to address this critical audit matter. We applied auditor judgment to determine the nature and extent of procedures to be performed over the evaluation of timing of revenue recognition for product sales. For a sample of product sales transactions, we evaluated the proper timing of revenue recognized by (1) examining the underlying contracts to evaluate the impact of the terms and conditions on the timing of revenue recognition; and (2) comparing the timing of revenue recognized by the Company with the timing of transfer of control according to the terms and conditions in the contracts and the underlying supporting documents including purchase orders, goods receipt notes signed by the customers or shipping documents. In addition, we evaluated the sufficiency of audit evidence obtained by assessing the results of procedures performed.
/s/ KPMG Huazhen LLP
We have served as the Company’s auditor since 2015.
Beijing, China
January 10, 2025

KILCOY GLOBAL FOODS, LTD.
CONSOLIDATED BALANCE SHEET
(All amounts in thousands, except for share and per share data)
	Note	As of December 31, 2023
		US$
ASSETS
Current assets
Cash and cash equivalents		64,334
Restricted cash, current		2,153
Short-term investments	3	19,161
Accounts receivable, net	4	112,219
Inventories	5	186,333
Prepayments and other current assets	6	62,107
Total current assets		446,307
Non-current assets
Property, plant and equipment, net	7	372,346
Intangible assets, net	8	50,993
Goodwill	9	119,353
Operating lease right-of-use assets	18	31,521
Deferred income tax assets	15	9,648
Other non-current assets		3,346
Total non-current assets		587,207
Total assets		1,033,514
LIABILITIES
Current liabilities
Short-term borrowings and current portion of long-term borrowings	10	147,466
Accounts payable		44,093
Income tax payable		3,187
Accrued expenses and other current liabilities	11	57,780
Total current liabilities		252,526
Non-current liabilities
Long-term borrowings	10	293,031
Deferred income tax liabilities	15	16,777
Other non-current liabilities		28,648
Total non-current liabilities		338,456
Total liabilities		590,982
Commitments and contingencies	19
SHAREHOLDERS’ EQUITY:
Ordinary shares (US$0.001 par value, 50,000,000 shares authorized, 33,488,038 shares issued and 32,991,923 shares outstanding)	12	33
Additional paid-in capital		237,812
Treasury shares, at cost (US$0.001 par value, 496,115 shares)		(1,241)
Accumulated other comprehensive loss		(31,076)
Retained earnings		217,288
Total Kilcoy Global Foods, Ltd. shareholders’ equity		422,816
Non-controlling interests		19,716
Total shareholders’ equity		442,532
Total liabilities and shareholders’ equity		1,033,514
The accompanying notes are an integral part of these consolidated financial statements.

KILCOY GLOBAL FOODS, LTD.
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(All amounts in thousands, except for share and per share data)
	Note	For the Year Ended December 31, 2023
		US$
Revenue	17	1,870,683
Cost of Revenue		(1,713,718)
Gross profit		156,965
Operating expenses:
Selling and marketing expenses		(12,331)
General and administrative expenses		(74,466)
Total operating expenses		(86,797)
Other income		1,092
Operating Profit		71,260
Interest expenses		(21,510)
Interest income		717
Change in fair value of short-term investments		1,053
Income before income taxes		51,520
Income tax expenses	15	(16,826)
Net income		34,694
Less: net income attributable to non-controlling interests shareholders		(2,189)
Net income attributable to Kilcoy Global Foods, Ltd.		32,505
Net income per ordinary share:	16
Basic		0.99
Diluted		0.97
Weighted average number of shares outstanding used in computing net income per ordinary share:
Basic		32,991,802
Diluted		33,451,078
Net income		34,694
Other comprehensive income:
Foreign currency translation adjustment, net of nil income taxes		(3,831)
Net unrealized gains on derivatives, net of income taxes of US$2,648		6,178
Comprehensive income		37,041
Less: comprehensive income attributable to non-controlling interests shareholders		(1,872)
Comprehensive income attributable to Kilcoy Global Foods, Ltd.		35,169
The accompanying notes are an integral part of these consolidated financial statements.

KILCOY GLOBAL FOODS, LTD.
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
(All amounts in thousands, except for share and per share data)
	Ordinary shares		Additional paid-in capital	Treasury Shares	Accumulated other comprehensive loss	Retained earnings	Total Kilcoy Global Foods, Ltd. shareholders’ equity	Non- controlling interest	Total shareholders’ equity
	Shares	US$	US$	US$	US$	US$	US$	US$	US$
Balance as of January 1, 2023	33,488,038	33	237,810	(1,268)	(33,740)	184,783	387,618	17,844	405,462
Net income	—	—	—	—	—	32,505	32,505	2,189	34,694
Foreign currency translation adjustment, net of nil income taxes	—	—	—	—	(3,514)	—	(3,514)	(317)	(3,831)
Net unrealized gains on derivatives, net of income taxes of US$2,648	—	—	—	—	6,178	—	6,178	—	6,178
Share-based compensation	—	—	2	—	—	—	2	—	2
Exercise of share-based awards	—	—	—	27	—	—	27	—	27
Balance as of December 31, 2023	33,488,038	33	237,812	(1,241)	(31,076)	217,288	422,816	19,716	442,532
The accompanying notes are an integral part of these consolidated financial statements.

KILCOY GLOBAL FOODS, LTD.
CONSOLIDATED STATEMENT OF CASH FLOWS
(All amounts in thousands)
For the Year Ended December 31, 2023
US$
Operating activities:
Net income	34,694
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation of property, plant and equipment	21,405
Amortization of intangible assets	2,219
Reduction in the carrying amount of right-of-use assets	2,812
Provision for credit losses	380
Write-downs of inventories	3,271
Change in fair value of short-term investments	(1,053)
Loss on disposal of property, plant and equipment	105
Deferred income tax expenses	758
Share-based compensation	2
Changes in operating assets and liabilities:
Accounts receivable	29,358
Inventories	(31,195)
Prepayments and other current assets	(5,465)
Other non-current assets	(3,134)
Accounts payable	(12,034)
Income tax payable	(647)
Accrued expenses and other current liabilities	4,834
Other non-current liabilities	(1,679)
Net cash provided by operating activities	44,631
Investing activities:
Payment for purchase of property, plant and equipment	(94,030)
Proceeds from disposal of property, plant and equipment	142
Proceeds from maturity of short-term investments	145,766
Payments for purchase of short-term investments	(154,685)
Net cash used in investing activities	(102,807)
Financing activities:
Net changes of bank overdrafts facility	(6,260)
Proceeds from bank borrowings	743,196
Repayment for bank borrowings	(651,873)
Cash received from exercise of share-based awards	27
Net cash provided by financing activities	85,090
Effect of foreign currency exchange rate changes on cash, cash equivalents and restricted cash	(2,990)
Net increase in cash, cash equivalents and restricted cash	23,924
Cash, cash equivalents and restricted cash at the beginning of the year	42,563
Cash, cash equivalents and restricted cash at the end of the year	66,487
Supplemental information
Interest paid	18,848
Income tax paid	26,575
Purchase of property, plant and equipment included in accrued expenses and other current liabilities	4,704
The accompanying notes are an integral part of these consolidated financial statements.

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the consolidated balance sheet that sum to the total of such amount shown in the consolidated statement of cash flows:
As of December 31, 2023
US$
Cash and cash equivalents	64,334
Restricted cash, current	2,153
Total cash, cash equivalents and restricted cash	66,487

The accompanying notes are an integral part of these consolidated financial statements.

KILCOY GLOBAL FOODS, LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)
1. DESCRIPTION OF ORGANIZATION AND PRINCIPAL ACTIVITIES
Kilcoy Global Foods, Ltd. (formerly known as “Atopco Company, Ltd.”) (the “Company”) was incorporated in the Cayman Islands on November 12, 2013 as an exempted company with limited liability under the Companies Law of the Cayman Islands.
The Company is an investment holding company. The Company and its subsidiaries (together, “the Group”) offer a wide range of tasty, fresh, natural, healthy and convenient protein products to global customers. The Group operates a global business with operations and facilities located in Australia, the United States of America (“United States”) and the People’s Republic of China (the “PRC”).
2. SIGNIFICANT ACCOUNTING POLICIES
a.
Basis of presentation

These accompanying consolidated financial statements have been prepared in accordance with US generally accepted accounting principles (“U.S. GAAP”).
b.
Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.
c.
Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Group bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Company’s consolidated financial statements include allowance for credit losses, discount rate for operating leases, net realizable value of inventories, impairment of long-lived assets, goodwill and indefinite life intangible assets, the economic useful lives of property, plant and equipment and intangible assets, fair value of certain financial instruments, valuation allowance for deferred tax assets.
d.
Foreign currency

The Company’s reporting currency is the US dollar (“US$”). The functional currency of the Company and subsidiaries in the United States and Hong Kong S.A.R. is US$. The functional currencies of the Company’s subsidiaries in PRC and Australia are Renminbi (“RMB”) or Australia dollar (“AUD”), respectively.
Transactions denominated in other than the functional currencies are re-measured into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Financial assets and liabilities denominated in other than the functional currency are re-measured at the balance sheet date exchange rate. The resulting exchange differences are recorded in the consolidated statements of comprehensive income as general and administrative expenses.

The financial statements of the Group’s entities using functional currency other than US$ are translated from the functional currency to the reporting currency, US$. Assets and liabilities of the Group’s subsidiaries are translated into US$ at balance sheet date exchange rates. Income and expense items are translated at average exchange rates prevailing during the fiscal year. Equity accounts other than earnings generated in the current period are translated into US$ using the appropriate historical rates. Translation adjustments arising from these are reported as foreign currency translation adjustments and are shown as accumulated other comprehensive loss on the consolidated balance sheets.
e.
Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value. Cash and cash equivalents are deposited in financial institutions at below locations:
As of December 31, 2023
US$
Financial institutions in the Chinese mainland
– Denominated in RMB	33,061
– Denominated in US$	3,232
Total cash and cash equivalents balances held at the Chinese mainland financial institutions	36,293
Financial institution in the United States
– Denominated in US$	725
Total cash and cash equivalents balances held at the United States	725
Financial institution in Hong Kong Special Administrative Region (“Hong Kong S.A.R.”)
– Denominated in RMB	4,544
– Denominated in AUD	6
– Denominated in US$	1,555
Total cash and cash equivalents balances held at the Hong Kong S.A.R. financial institutions	6,105

As of December 31, 2023
US$
Financial institutions in Australia
– Denominated in AUD	18,182
– Denominated in US$	2,738
– Denominated in RMB	45
Total cash and cash equivalents balances held at Australia financial institutions	20,965
Financial institutions in other locations
– Denominated in US$	209
– Denominated in CAD	37
Total cash and cash equivalents balances held at other locations	246
Total cash and cash equivalents	64,334

f.
Restricted cash

Cash that is restricted as to withdrawal or for use is reported separately on the consolidated balance sheets, and is included in the total cash, cash equivalents, and restricted cash in the consolidated statements of cash flows. The restricted cash primarily consists of deposits pledged for issuing letters of credit. The Group’s restricted cash is classified into current and non-current portion based on the length of restricted period. As of December 31, 2023, all restricted cash balances were deposited in financial institutions in the mainland of the PRC.
g.
Short-term investments

The Group’s short-term investments represent structured deposits issued by PRC commercial banks. The Group elects the fair value option and measures these short-term investments subsequently at fair value, which is estimated based on quoted prices of similar products provided by banks at the end of each period. Changes in fair values are recorded as “changes in fair value of short-term investments” in the consolidated statements of comprehensive income.
h.
Derivative financial instruments

The Group enters into derivative financial instruments contracts such as foreign currency forward contracts, to hedge anticipated transactions and receivables denominated in foreign currencies. The purpose of the hedging activities is to minimize the effect of foreign exchange rate movements on the cash flows that the Company’s subsidiaries in Australia receive from their customers.
The Group’s derivative financial instruments are recorded as either assets or liabilities on the consolidated balance sheets and measured at fair value. All derivatives are either (i) designated as a hedge of a forecasted transaction or a hedge of the variability of cash flows to be received related to a recognized asset (“cash flow” hedge), or (ii) not designated as a hedging instrument.
For each derivative contract entered into, where the Company looks to obtain hedge accounting treatment, the Company formally and contemporaneously documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking the hedge transaction, the nature of the risk being hedged, and how the hedging instruments’ effectiveness in offsetting the hedged risk will be assessed prospectively and retrospectively. This process includes linking all derivatives to specific assets on the balance sheet or to specific transactions or forecasted transactions. At inception, the Company evaluates the effectiveness of hedge relationships quantitatively, and has elected to perform, after initial evaluation, qualitative effectiveness assessments of certain hedge relationships to support an ongoing expectation of high effectiveness, if effectiveness testing is required. If based on the qualitative assessment, it is determined that a derivative has ceased to be a highly effective hedge, the Company will perform a quantitative assessment to determine whether to discontinue hedge accounting with respect to that derivative prospectively.

For a cash flow hedge, changes in the fair value of a derivative of a forecasted transaction are recorded in other comprehensive income. Gains and losses deferred in other comprehensive income are then recognized in current-period earnings when earnings are affected by the variability of cash flows of the hedged forecasted transaction. For derivative instruments not designated as hedging instruments, changes in the fair value are reported in current-period earnings.
All derivative gains and losses relating to cash flow hedges are recognized in the same income statement line as the hedged items. Cash flows from derivatives are classified within the consolidated statements of cash flows in the same category as the items being hedged. Cash flows, and their related gains and losses, from the cash flow hedges and derivative instruments not designated as hedging instruments are classified within operating activities.
i.
Accounts receivable

Accounts receivable are recognized in the period when the Group has provided services to its customers and when its right to consideration is unconditional. The Group maintains an allowance for credit losses to reserve for potentially uncollectible receivable amounts. The Group utilizes a current expected credit losses (CECL) model for measurement of the allowance for credit losses.
The CECL model requires an estimate of the credit losses expected over the life of accounts receivable since initial recognition, and accounts receivable with similar risk characteristics are grouped together when estimating CECL. In assessing the CECL, the Group considers both quantitative and qualitative information that is reasonable and supportable, including historical credit loss experience, adjusted for relevant factors impacting collectability and forward-looking information indicative of external market conditions. While the Group uses the best information available in making determination, the ultimate recovery of recorded receivables is also dependent upon future economic events and other conditions that may be beyond the Group’s control. Accounts receivable balances are deemed uncollectible and written off as a deduction from the allowance after all means of collection have been exhausted.
j.
Inventories

Inventories are assets which are held for sale in the ordinary course of business, in the process of production for sale or in the form of materials or supplies to be consumed in the production process. Inventories are stated at the lower of cost or net realizable value, which is determined by the estimated selling price in the ordinary course of business less reasonably predictable costs of completion, disposal, and transportation.
The cost of inventories is determined by either the first-in, first-out (“FIFO”) method or the weighted-average method and comprises purchased raw materials, labor and manufacturing and production overhead, which are related to the purchase and production of inventories. The Group takes ownership, risks and rewards of the products purchased. Inventory is written down for damaged and slow-moving goods, which is dependent upon factors such as historical and forecasted consumer demand. When appropriate, write downs to inventory are recorded to write down the cost of inventories to their net realizable value.
k.
Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses.
The cost includes the prices paid to acquire or construct the assets, interest capitalized during the construction period and any expenditure that substantially extends the useful life of an existing asset.
Freehold land in Australia and United States are not depreciated. Depreciation for other property, plant and equipment is computed using the straight-line method over the following estimated useful lives:
Buildings	15 – 40 years
Machinery and equipment	3 – 10 years
Motor vehicles	3 – 7 years
Furniture and fixtures	3 – 5 years

Construction in progress primarily represents the construction of new production lines and buildings. Costs incurred in the construction are capitalized and transferred to property, plant and equipment upon completion, at which time depreciation commences.
Expenditure for repairs and maintenance are expensed as incurred. The gain or loss on disposal of property, plant and equipment, if any, is the difference between the net sales proceeds and the carrying amount of the disposed assets and is recognized in the general and administrative expenses.
l.
Business combination

The Group accounts for its business combinations using the acquisition method of accounting in accordance with Accounting Standards Codification (“ASC”) 805, Business Combinations. The assets acquired, the liabilities assumed, and any non-controlling interests of the acquiree at the acquisition date, if any, are measured at their fair values as of the acquisition date. The excess of the purchase price over those fair values is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the acquiree, the difference is recognized directly in the consolidated statements of comprehensive income. The Group charges acquisition related costs that are not part of the purchase price consideration to general and administrative expenses as they are incurred.
m.
Goodwill and Intangible assets

Definite life intangibles are initially recorded at fair value and amortized over the estimated period of benefit. The gross cost and accumulated amortization of intangible assets are removed when the recorded amounts are fully amortized and the asset is no longer in use or the contract has expired.
Goodwill and indefinite life intangible assets are initially recorded at fair value and not amortized, but are reviewed for impairment at least annually or more frequently if impairment indicators arise. The last day of the fiscal year is the Company’s annual impairment assessment date for goodwill and indefinite life intangible assets.
Goodwill is allocated by reporting unit and is evaluated for impairment by first performing a qualitative assessment to determine whether a quantitative goodwill test is necessary. If it is determined, based on qualitative factors, the fair value of the reporting unit may more likely than not be less than carrying amount, or if significant changes to macro-economic factors related to the reporting unit have occurred that could materially impact fair value, a quantitative goodwill impairment test would be required. Additionally, the Company can elect to forgo the qualitative assessment and perform the quantitative test. The quantitative test is to identify if a potential impairment exists by comparing the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of the reporting unit exceeds the fair value, an impairment loss is recognized in an amount equal to that excess, not to exceed the carrying amount of goodwill.
The Company estimates the fair value of the Company’s reporting units considering the use of various valuation techniques, with the primary technique being an income approach (discounted cash flow method), with another technique being a market approach, which use significant unobservable inputs, or Level 3 inputs, as defined by the fair value hierarchy. The Company includes assumptions about sales growth, operating margins, discount rates and valuations multiples which consider its budgets, business plans, economic projections and marketplace data, and are believed to reflect market participant views which would exist in an exit transaction. Assumptions are also made for varying perpetual growth rates for periods beyond the long-term business plan period. For the year ended December 31, 2023, the Company determined none of its reporting units’ fair values were below its carrying value.
For indefinite life intangible assets, a qualitative assessment can also be performed to determine whether the existence of events and circumstances indicates it is more likely than not an intangible asset is impaired. Similar to goodwill, the Company can also elect to forgo the qualitative test for indefinite life intangible assets and perform the quantitative test. Upon performing the quantitative test, if the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

The fair value of indefinite life intangible assets when performing a quantitative assessment is calculated principally using relief-from-royalty valuation approaches, which use significant unobservable inputs, or Level 3 inputs, as defined by the fair value hierarchy, and is believed to reflect market participant views which would exist in an exit transaction. Under these valuation approaches, the Company is required to make estimates and assumptions about sales growth, royalty rates and discount rates based on budgets, business plans, economic projections, anticipated future cash flows and marketplace data. For the year ended December 31, 2023, the Company determined the fair value of each of indefinite life intangible assets exceeded its carrying value.
n.
Impairment of long-lived assets

The Company evaluates its long-lived assets, including property, plant and equipment, intangible assets with definite lives and operating lease ROU assets, for impairment whenever events or changes in circumstances (“triggering events”), such as a significant adverse change to market conditions that will impact the future use of the assets or asset groups, indicate that the carrying amount of an asset or an asset group may not be fully recoverable. The Company identifies triggering events and performs impairment test at asset group level which represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities.
If circumstances require an asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. No impairment charges were recognized for the year ended December 31, 2023.
o.
Leases

The Company adopted ASC Topic 842, Leases on January 1, 2022, using a modified retrospective method.
The Company determines if an arrangement is a lease or contains a lease at lease inception. The Company recognizes a right-of-use (“ROU”) asset and a lease liability based on the present value of the lease payments over the lease term on the consolidated balance sheet at commencement date. Lease expense is recorded on a straight-line basis over the lease term. As the rate implicit in the Group’s leases is generally not readily available, the Company uses a secured incremental borrowing rate as the discount rate at the commencement date in determining the present value of lease payments. The incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased asset is located. The Group’s lease terms may include options to extend or terminate the lease. Such options are accounted for only when it is reasonably certain that the Group will exercise the options.
The Company has elected not to recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less. The Group has elected not to separate non-lease components from lease components, therefore, it accounts for lease component and the non-lease components as a single lease component.
p.
Revenue recognition

The Group’s contracts with customers generally contain one performance obligation which is sales of products. The Company recognizes revenue at the point in time when the control of the product has been transferred to customer, which generally occurs upon shipment or delivery to a customer based on contractual terms with the customer. The Company elected to account for shipping and handling activities that occur after the customer has obtained control of the product as a fulfillment cost and recognizes in cost of revenues rather than an additional promised service. Any taxes collected on behalf of government authorities are excluded from revenues.

Revenue is measured by the transaction price, which is defined as the amount of consideration the Group expects to receive in exchange for providing goods to customers. The transaction price is adjusted for consumer incentives, such as volume rebates, which is recorded as a reduction to revenue based on amounts the Group expects to pay. The amount of sales rebates for the year ended December 31, 2023 was immaterial.
q.
Selling and marketing expenses

Selling and marketing expenses primarily consist of salaries and benefits for selling and marketing personnel, amortization and depreciation of assets utilized by sales and marketing functions, and other selling and marketing expenses.
r.
General and administrative expenses

General and administrative expenses primarily consist of salaries and benefits for administrative personnel, amortization and depreciation of assets utilized by administrative functions, professional service fees, office expenses, and other administrative expenses. The Group does not incur significant research and development expenses for the year ended December 31, 2023.
s.
Segment reporting

The Group develops, processes, and distributes a wide array of food products in a variety of markets. The Group has three segments: Retail, Food Service, and Others. The Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews operating results of the three operating segments when making decisions about allocating resources and assessing performance.
t.
Income tax

Current income taxes are provided on the basis of income before income taxes for financial reporting purposes and adjusted for income and expense items which are not taxable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions.
The Group follows the liability method of accounting for income taxes in accordance with ASC 740, Income Taxes (“ASC 740”). Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.
The Group recognizes in its consolidated financial statements the impact of a tax position if a tax return position or future tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The actual benefits ultimately realized may differ from the Group’s estimates. As each audit is concluded, adjustments, if any, are recorded in the Company’s consolidated financial statements. Additionally, in future periods, changes in facts, circumstances, and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur. Interest and penalties arising from underpayment of income taxes shall be computed in accordance with the tax laws. Interest and penalties recognized in accordance with ASC 740 (if any) are classified in the consolidated statements of comprehensive income as income tax expense. The Group did not have significant unrecognized uncertain tax positions, interest or penalties associated with unrecognized tax benefit as of and for the year ended December 31, 2023.
u.
Share-based compensation

The Company grants share-based awards, mainly including share options to eligible employees and management. Share-based compensation in relation to equity classified share options is measured at the grant date fair value of the awards. The Company recognizes compensation cost for an equity classified award with only service conditions that has a graded vesting schedule on a straight-line basis over the requisite service period for the entire award, provided that the cumulative amount of compensation cost recognized at any date at least equals the portion of the grant date fair value of such award that is vested at that date. The Company elects to recognize the effect of forfeitures in compensation costs when they occur. To the extent the required vesting conditions are not met resulting in the forfeiture of the share-based awards, previously recognized compensation expense relating to those awards is reversed.
For the share-based awards granted with performance condition, the share-based compensation expenses are recognized if and when the Group concludes that it is probable that the performance condition will be achieved. The Group reassesses the probability of vesting at each reporting period for awards with performance conditions and adjust compensation cost based on its probability assessment.
v.
Commitments and contingencies

In the normal course of business, the Group is subject to contingencies, such as legal proceedings and claims arising out of its business, which cover a wide range of matters. If the assessment of a contingency indicates that it is probable that a loss is incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the Group’s consolidated financial statements. If the assessment indicates that a potential loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, is disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee is disclosed.
w.
Net income per share

Basic net income per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.
Diluted net income per share is calculated by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding used in calculating basic net income per ordinary share and dilutive potential ordinary shares during the period. Potential ordinary shares consist of ordinary shares issuable upon the exercise of share options using the treasury stock method. Potential ordinary shares are not included in the denominator of the diluted net income per share calculation when inclusion of such shares would be anti-dilutive.
x.
Fair value measurement

Fair value represents the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability.
ASC 820, Fair Value Measurements and Disclosures (“ASC 820”) defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:
Level 1 — Quoted prices (unadjusted) for identical assets or liabilities in active markets
Level 2 — Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data
Level 3 — Unobservable inputs that are supported by little or no market activity

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.
Financial assets and liabilities of the Group primarily consist of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, derivatives, borrowings, accounts payable, and accrued expenses and other current liabilities. Refer to Note 14 for further details.
y.
Risks and uncertainties

Concentration risk
Financial instruments that potentially subject the Group to significant concentration of credit risk consist primarily of cash and cash equivalents, restricted cash, short-term investments and accounts receivable. Cash and cash equivalents, restricted cash and short-term investments were mainly held at major financial institutions (see Note 2(e), 2(f), 2(g)), which the Group believes that there is no significant credit risk. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions.
Accounts receivable are typically unsecured and derived from revenue earned from customers, which are exposed to credit risk. The risk is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances.
The following tables summarized the customer with greater than 10% of accounts receivable:
As of December 31, 2023
US$
Customer A	14,274
No customers individually represent greater than 10% of the total revenue of the Group as of December 31, 2023.
The following tables summarized the suppliers with greater than 10% of the total purchase:
For the Year Ended December 31, 2023
US$
Supplier X	314,072
Supplier Y	229.466
No suppliers individually represent greater than 10% of accounts payable of the Group as of December 31, 2023.
Interest rate risk
The Group is exposed to interest rate risk on its interest-bearing assets and liabilities. As part of its asset and liability risk management, the Group reviews and takes appropriate steps to manage its interest rate exposures on its interest-bearing assets and liabilities. The Group has not been exposed to material risks due to changes in market interest rates, and not used any derivative financial instruments to manage the interest risk exposure during the year.

Foreign currency risk
The Group has foreign exchange exposure from fluctuations in foreign currency exchange rates primarily as a result of certain sales from Australia to other markets denominated at US$. The Group periodically enters into foreign exchange forward and option contracts to hedge some portion of foreign currency exposure, refer to Note 2(h) for details.

z.
Restricted net assets

As described in Note 10(iii), the Group’s certain borrowing arrangements restrict certain payments, including dividend payments, if the borrowing entities do not have an approval from lenders, or are not, or after making any such payment would not be, in compliance with certain financial covenants.
In accordance with the PRC Company Laws, the paid-in capitals of the PRC subsidiaries are not allowed to be transferred to the Company by the way of cash dividends, loans or advance, nor can they be distributed except for liquidation. In addition, in accordance with the PRC Company Laws, the PRC subsidiaries must make appropriations from their after-tax profits as determined under the generally accepted accounting principles in the PRC (“PRC GAAP”) to non-distributable reserve funds including statutory surplus fund and discretionary surplus fund. The appropriation to the statutory surplus fund must be 10% of the after-tax profits as determined under PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the PRC companies. Appropriation to the discretionary surplus fund is made at the discretion of the PRC companies. The statutory surplus fund and discretionary surplus fund are restricted for use. They may only be applied to offset losses or increase the registered capital of the respective companies. These reserves are not allowed to be transferred to the Company by way of cash dividends, loans or advances, nor can they be distributed except for liquidation.
As of December 31, 2023, the Company had restricted net assets in amount of US$356,542 which was comprised of the paid-in capital and statutory surplus fund of the PRC subsidiaries in amount of US$38,654, retained earnings of subsidiaries in amount of US$240,188 and other net assets in amount of US$77,700 that are restricted to be distributed according to certain loan arrangements of the Group.

aa.
Recent accounting pronouncements

In November 2023, the FASB issued ASU No. 2023 – 07, Improvements to Reportable Segment Disclosures (Topic 280). This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of a segment’s profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources. The ASU is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Adoption of the ASU should be applied retrospectively to all prior periods presented in the financial statements. Early adoption is also permitted. This ASU will likely result in the Company including the additional required disclosures when adopted. The Company plans to adopt ASU 2023 – 07 for the year beginning January 1, 2024 and for the interim period beginning January 1, 2025. The Company is currently evaluating the impact of this new guidance on its consolidated financial statements.
In December 2023, the FASB issued ASU No. 2023 – 09, Improvements to Income Tax Disclosures (Topic 740). The ASU requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The ASU is effective for annual periods beginning after December 15, 2024. Early adoption is also permitted, and the disclosures in this standard are required to be applied on a prospective basis with the option to apply retrospectively. The Company plans to adopt ASU 2023-09 for the year beginning January 1, 2025 and is in the process of evaluating the impact of the new guidance on its consolidated financial statements.

3. SHORT-TERM INVESTMENTS
Short-term investments consisted of the following:
As of December 31, 2023
US$
Aggregate cost basis	19,149
Gross unrealized holding gain	12
Aggregate fair value	19,161
The Group’s short-term investments represent structured deposits managed by licensed commercial banks in the PRC with floating interest rate linked to the change of certain index.
4. ACCOUNTS RECEIVABLE, NET
Accounts receivable, net consisted of the following:
As of December 31, 2023
US$
Accounts receivable	116,718
Allowance for credit losses	(4,499)
Accounts receivable, net	112,219
The movement of the allowance for credit losses was as follows:
For the Year Ended December 31, 2023
US$
Balance at the beginning of the year	4,148
Additions	380
Write-off	(44)
Exchange adjustment	15
Balance at the end of the year	4,499
5. INVENTORIES
Inventories consisted of the following:
As of December 31, 2023
US$
Finished goods	131,575
Raw materials	54,758
Inventories	186,333
Write-downs of inventories from the carrying amount to its estimated net realizable value amounted to US$3,271, were made for the year ended December 31, 2023 and were recorded as cost of revenues.

6. PREPAYMENTS AND OTHER CURRENT ASSETS
Prepayments and other current assets consisted of the following:
As of December 31, 2023
US$
Value-added taxes recoverable	15,414
Prepayments to suppliers	18,993
Derivative financial assets	11,982
Prepaid income tax	10,039
Others	5,679
Prepayments and other current assets	62,107
7. PROPERTY, PLANT AND EQUIPMENT, NET
The following table reflects major categories of property, plant and equipment and accumulated depreciation as of December 31, 2023:
As of December 31, 2023
US$
Freehold land	23,516
Buildings	168,542
Machinery and equipment	224,150
Motor vehicles	7,712
Furniture and fixtures	2,117
Construction in progress	97,519
Property, plant and equipment	523,556
Less: Accumulated depreciation	(151,210)
Property, plant and equipment, net	372,346
Depreciation expense was US$21,405 for the year ended December 31, 2023.
8. INTANGIBLE ASSETS, NET
Intangible assets consisted of the following for the year ended December 31, 2023:
	As of December 31, 2023
US$	Amortization period	Gross carrying amount	Accumulated amortization	Net carrying amount
Trademarks not subject to amortization	Indefinite useful life	46,957	—	46,957
Amortizable trademarks	10 years	15,470	(13,734)	1,736
Software	5 – 10 years	355	(317)	38
Formulations and recipes	15 years	5,712	(3,450)	2,262
Total		68,494	(17,501)	50,993
Amortization expense of intangible assets was US$2,219 for the year ended December 31, 2023. As of December 31, 2023, estimated amortization expense of the existing intangible assets for each of the next five years is US$2,119, US$413, US$385, US$381 and US$381.

9. GOODWILL
The following tables reflects changes in the carrying amount of goodwill for the year ended December 31, 2023.
	Food Service	Retail	Total
	US$	US$	US$
Balance at January 1, 2023	99,050	22,810	121,860
Exchange adjustments	(2,520)	13	(2,507)
Balance at December 31, 2023	96,530	22,823	119,353
10. BORROWINGS
As of December 31, 2023
US$
Bank overdrafts	15,269
Bank borrowings	425,228
Total borrowings	440,497
Total short-term borrowings	132,147
Total current portion of long-term borrowings (v)	15,319
Short-term borrowings and current portion of long-term borrowings	147,466
Total non-current portion of long-term borrowings (v)	293,031

(i)
Borrowings secured by assets of the Group

As of December 31, 2023, the Group pledged buildings in the carrying amount of US$136,104, equipment in the carrying amount of US$8,504 and the equity interests in certain subsidiaries to secure the repayment of the short-term borrowings of US$131,161, current portion of long-term borrowings of US$15,319 and long-term borrowing of US$293,031.
(ii)
Weighted average interest rate

The weighted average interest rate for the outstanding borrowings was approximately 6.20% as of December 31, 2023.
(iii)
Covenants

The Group are subject to the fulfillment of financial or non-financial covenants under certain borrowing arrangements. For the year ended December 31, 2023, the Group was in compliance with all covenants except the breach mentioned in (iv) below.
In addition, these borrowing arrangements restrict certain payments, including dividend payments, if the borrowing entities do not have an approval from lenders, or are not, or after making any such payment would not be, in compliance with certain financial covenants.
(iv)
Material facilities

KGF Asia Facilities
On June 30, 2022, KGF Asia Holding, Ltd. (“KGF Asia”), a subsidiary of the Company incorporated in the Cayman Islands, entered into a three-year facilities agreement with China Merchants Bank which includes (i) a term facility in the principal amount of US$72,250 with an interest rate of Secured Overnight Financing Rate (“SOFR”) plus 1.8% per annum, (ii) a revolving facility, at any time and from time during a certain period such that aggregate revolving exposure will not exceed US$40,000 with an interest rate of SOFR plus 1.8% per annum. As of December 31, 2023, the outstanding balance of this facility was US$65,025.

KGF Australian Facilities
Between December 2017 and December 2022, the Group entered into a facility agreement and certain amendments with a bank consortium led by Australia and New Zealand Banking Group Limited (“ANZ”), for certain term loans and revolving facilities. As of December 31, 2022, the balance of loans under such facility was AUD289,400 ($196,185).
On December 20, 2023, these subsidiaries entered into a syndicated loan agreement, as the Tenth Amendment Agreement to the above facility agreements, among with a linked agreement with ANZ (“KGF Australian Facilities”), and obtained total facility limit of AUD514,500 ($351,300). These facilities provide working capital and support for the Group's operations in Australia. These facilities includes:
1)
Facility A1: Committed revolving cash advance facility due on March 31, 2025 to assist the refinancing of existing indebtedness and the ongoing working capital requirements. As of December 31, 2023, the balance of borrowing was AUD170,000 ($116,076) with the interest rate of 3M Bank Bill Swap Bid Rate (“BBSY”) plus 1.6% per annum.

2)
Facility A2: Bank overdrafts facility due on March 31, 2025 to assist the refinancing of existing indebtedness and the ongoing working capital requirements. As of December 31, 2023, the balance of the bank overdrafts was AUD22,362 ($15,269) with the interest rate of 1M BBSY plus 1.775% per annum. This facility is attached to certain bank accounts and is paid automatically when cash balance is available. As the turnover is quick, the transaction amount is large, and the maturities are short, the Group reports net changes of bank overdrafts facility in the financing activities on the consolidated statement of cash flows.

3)
Facility A3: Uncommitted cash advance facility due on March 31, 2025 to assist the ongoing working capital requirements. As of December 31, 2023, the balance of borrowing was nil.

4)
Facility B: Uncommitted interchangeable trade finance facility due on March 31, 2025 to assist the ongoing working capital and trade finance requirements. As of December 31, 2023, the balance of borrowing was AUD32,138 ($21,944) with the interest rate of BBSY plus 1.55% per annum.

5)
Facility C: Uncommitted cash advance due on March 31, 2025 to assist working capital requirements. As of December 31, 2023, the balance of borrowing was AUD40,000 ($27,312) with the interest rate of BBSY plus 1.8% per annum.

6)
Facility D: Term loan due on March 31, 2025 to refinance existing indebtedness in connection with a business combination. As of December 31, 2023, the balance of borrowing was AUD70,000 ($47,796) with the interest rate of 3M BBSY plus 2.5% per annum.

7)
Facility E: Term loan due on March 31, 2026 to fund the acquisition of properties and business assets associated with the Tabro meat processing facility. As of December 31, 2023, the balance of the loan was AUD25,000 ($17,070) with the interest rate of 3M BBSY plus 2.55% per annum.

8)
Facility F: Term loan due on March 31, 2027 to fund the acquisition of properties and business assets associated with the Tabro meat processing facility. As of December 31, 2023, the balance of the loan was AUD20,000 ($13,656) with the interest rate of 3M BBSY plus 2.55% per annum.

9)
Facility Green Loan: Green loan due on October 31, 2024. As of December 31, 2023, the balance of the loan was AUD6,943 ($4,741) with the interest rate of 2.14% per annum.

10)
Facility Asset Finance 1: Term loan due on March 31, 2025 to fund meat processing business assets. As of December 31, 2023, the balance of the loan was AUD6,662 ($4,549) with the interest rate of 3.52% per annum.

11)
Facility Asset Finance 2: Term loan due on March 31, 2026 to fund the acquisition of properties and business assets associated with the Tabro meat processing facility, any transaction costs and related investment and capital expenditure requirements in relation to the acquisition. As of December 31, 2023, the balance of the loan was AUD14,854 ($10,142) with the interest rate of 6.80% per annum.

12)
Facility Asset Finance 3: Term loan due on March 31, 2027 to fund the acquisition of the properties and business assets associated with a meat processing facility, any transaction costs and related investment and capital expenditure requirements in relation to the acquisition. As of December 31, 2023, the balance of the loan was AUD14,405 ($9,836) with the interest rate of 7.2% per annum.

The KGF Australian Facilities are subject to certain financial covenants, including a requirement to maintain minimum Interest Cover Ratio (“ICR”) at the end of each quarter. The Group breached the ICR covenant in September 2023 and December 2023. In February 2024, the Group received a waiver from the bank for the covenant violation and the waiver does not allow the bank to require repayment of the loan within one year of the reporting date. In addition, the Group estimates that it will be in compliance with the covenants under the KGF Australian Facilities in the future. As a result, the loan was classified as long-term borrowings as of December 31, 2023.
In October 2024, the Group entered into the Eleventh Amendment Agreement to the KGF Australian Facilities and obtained a new facility with a term loan of AUD30,000 due on March 31, 2028 to fund a subsequent acquisition (Note 20) and upgrade of acquired assets. In January 2025, the Group obtained binding commitments from certain lending banks of the KGF Australian Facilities to extend the due date of certain facilities with a total of AUD370,000 ($252,636) facility limit from March 31, 2025 to at least until March 31, 2026.
(v)
Long-term borrowing repayment schedule

As of December 31, 2023, the long-term borrowing payment schedule were as follows:
As of December 31, 2023
US$
Within 1 year	15,319
After 1 year but within 2 years	228,007
After 2 years but within 3 years	21,951
After 3 years but within 4 years	17,714
After 4 years but within 5 years	9,715
After 5 years	15,644
Total long-term borrowing	308,350
11. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES
As of December 31, 2023
US$
Accrued payroll and welfare	28,700
Lease liabilities, current	2,443
Contract liabilities*	2,263
Tax payable excluding income tax	1,102
Derivative financial liability	62
Others	23,210
Accrued expenses and other current liabilities	57,780

*
Contract liabilities represents the Group’s obligation to transfer products to customers for which the Group has received consideration from customers. The balance of contract liabilities as of January 1, 2023 was US$2,548 which was recognized as revenue for the year ended December 31, 2023. The balance of contract liabilities as of December 31, 2023 is expected to be recognized as revenue in the next 12 months.

12. ORDINARY SHARES
The Company’s Amended and Restated Memorandum and Articles of Association authorizes the Company to issue 50,000,000 ordinary shares with a par value of US$0.001 each. As of December 31, 2023, there were 33,488,038 ordinary shares issued and 32,991,923 ordinary shares outstanding.
13. SHARE-BASED COMPENSATION
On January 6, 2016, a share incentive plan (the “2016 Share Incentive Plan”) was approved by the Board of the Company. Under the 2016 Share Incentive Plan, the maximum aggregate number of 1,002,515 ordinary shares may be issued pursuant to all awards granted. The Company adopted the 2016 Share Incentive Plan whereby the directors of the Company are authorized, at their discretion, to invite employees of the Group, including directors of any company in the Group, to take up options to subscribe for shares of the Company. The share options granted vest in instalment over 3 years. Each option gives the holder the right to subscribe for one ordinary share in the Company and is settled gross in shares.
A summary of the share options activities for the year ended December 31, 2023 was presented below:
	Number of Options	Weighted average exercise price	Weighted remaining contractual years	Aggregate intrinsic value
		US$		US$
Outstanding at January 1, 2023	504,600	2.5
Exercised	(11,000)	2.5
Outstanding at December 31, 2023	493,600	2.5	4	16,453
Exercisable as of December 31, 2023	493,600	2.5	4	16,453
As of December 31,2023, all of the options were vested. No share options were granted for the year ended December 31, 2023. The compensation expenses relating to share options amounted to US$2 for the year ended December 31, 2023. The total intrinsic value of share options exercised for the years ended December 31, 2023, were US$367. The total fair value of shares vested for the year ended December 31, 2023 were US$193.
14. FAIR VALUE MEASUREMENT
The following tables presents the fair value hierarchy for those assets and liability measured at fair value on a recurring basis as of December 31, 2023:
		Fair value measurement at reporting date using
Description	Fair value as of December 31, 2023	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	US$	US$	US$	US$
Assets:
Short-term investments	19,161	—	19,161	—
Derivative financial assets	11,982	—	11,982	—
Total	31,143	—	31,143	—
Liability:
Derivative financial liability	62	—	62	—

15. INCOME TAX
a)
Income tax

Cayman Islands
Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.
No stamp duty is payable in respect of the issue of the shares or on an instrument of transfer in respect of a share.
United States
Under the current U.S. federal corporate income tax, the Company’s subsidiary in United States are subject to 21% income tax on its taxable income generated from operations in United States.
Australia
Under the Australia tax laws, subsidiaries in Australia are subject to 30% income tax on its taxable income generated from operations in Australia.
British Virgin Islands
Under the current laws of the British Virgin Islands (“B.V.I.”), entities incorporated in the B.V.I. are not subject to tax on their income or capital gains.
Hong Kong S.A.R.
Under the Hong Kong tax laws, subsidiaries in Hong Kong S.A.R. are subject to the Hong Kong profits tax rate at 16.5% and they are exempted from income tax on their foreign-derived income and there are no withholding taxes in Hong Kong S.A.R. on remittance of dividends. A two-tiered profits tax rates regime was introduced in 2018 where the first HK$2,000 of assessable profits earned by a company will be taxed at half of the current tax rate (8.25%) whilst the remaining profits will continue to be taxed at 16.5%. There is an anti-fragmentation measure where each group will have to nominate only one company in the group to benefit from the progressive rates.
PRC
The Group’s mainland China subsidiaries are subject to the PRC Corporate Income Tax Law (“CIT Law”), and are generally subject to a statutory income tax rate of 25%.
The components of income (loss) before income taxes are as follows:
For the Year Ended December 31, 2023
US$
PRC, excluding Hong Kong S.A.R.	38,152
Australia	1,372
United States	21,405
Others	(9,409)
Total	51,520

Income tax expense (benefit) consists of the following:
For the Year Ended December 31, 2023
US$
Current
− PRC, excluding Hong Kong S.A.R.	10,664
− Australia	3,777
− United States	1,499
− Others	128
Total current tax expenses	16,068
Deferred
− PRC, excluding Hong Kong S.A.R.	(1,831)
− Australia	(1,210)
− United States	4,429
− Others	(630)
Total deferred tax expenses	758
Income tax expenses	16,826
Withholding tax on undistributed dividends
The CIT law imposes a withholding income tax of 10% on dividends distributed by a foreign investment enterprise (“FIE”) to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where the Company is incorporated, does not have such tax treaty with China. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in China to its immediate holding company in Hong Kong S.A.R. will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). Dividends received from U.S. corporation are U.S. source and would be subject to 30% withholding tax, unless reduced by a tax treaty or agreement. Dividends received from Australia corporation are Australia source and would be subject to 30% withholding tax, unless reduced by a tax treaty.
The Company has US$356,472 of undistributed earnings of subsidiaries located in PRC, Australia and United States as of December 31, 2023. The Group plans to indefinitely reinvest the undistributed earnings in the relevant tax jurisdictions, and therefore, no deferred income tax liabilities have been provided on the indefinitely reinvested earnings.
Reconciliation between income taxes at local statutory income tax rates in respective countries and the total income tax expenses for the year ended December 31, 2023 are as follows:
For the Year Ended December 31, 2023
US$
Tax expense at statutory tax rate	14,496
Tax effect of non-deductible expenses	3,209
Tax effect of non-taxable income	(1,063)
Change in valuation allowance	184
Actual income tax expenses	16,826

b)
Deferred income tax assets and deferred income tax liabilities

As of December 31, 2023
US$
Deferred income tax assets
Net operating loss carry forwards	8,041
Operating lease liabilities	8,501
Accrued expenses and others	8,966
Allowance for credit losses	1,647
Write-downs for inventories	206
Less: Valuation allowance	(976)
Total deferred income tax assets, net	26,385
Deferred income tax liabilities
Intangible assets	11,099
Operating lease right of use assets	8,257
Derivative accounted for as cash flow hedges	2,596
Property, plant and equipment	10,493
Write-downs for inventories	720
Prepaid expenses	349
Total deferred income tax liabilities	33,514
Net deferred income tax assets	9,648
Net deferred income tax liabilities	16,777
As of December 31, 2023, the Group had net operating loss carry forwards of US$45,584 attributable to the PRC subsidiaries, United States subsidiaries, Hong Kong subsidiaries. Tax losses of US$38, US$2, US$662, US$2,841 and US$9,321 will expire, if unused, by 2024, 2025, 2026, 2027 and 2028, respectively.
A valuation allowance is provided against deferred income tax assets when the Group determines that it is more likely than not that some portion or all of the deferred income tax assets will not be utilized in the foreseeable future. The valuation allowance as of December 31, 2023 was primarily provided for the deferred income tax assets of certain PRC subsidiaries. In making such determination, the Group evaluates a variety of factors including the Group’s operating history, accumulated earnings, existence of taxable temporary differences and reversal periods. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or utilizable. Management considers projected future taxable income and tax planning strategies in making this assessment.
Changes in valuation allowance are as follows:
For the Year Ended December 31, 2023
US$
Balance at the beginning of the year	792
Additions	184
Balance at the end of the year	976
The Group files income tax returns mainly in the US, Australia, Mainland China and Hong Kong S.A.R. In general, the income tax returns are subject to examination for the years from 2019 to 2023 in the Mainland China, from 2018 to 2023 in Hong Kong S.A.R., from 2021 to 2023 in the US (Federal), from 2022 to 2023 in Australia. However, statues of limitations can be as long as ten years for transfer pricing related issues, and can be unlimited for fraud or evasion issues.

16. NET INCOME PER ORDINARY SHARE
The following table sets forth the basic and diluted net income per ordinary share computation and provides a reconciliation of the numerator and denominator for the years presented:
For the Year Ended December 31, 2023
US$
Numerator:
Net income attributable to Kilcoy Global Foods, Ltd.	32,505
Denominator:
Weighted average number of ordinary shares outstanding	32,991,802
Denominator for basic net income per ordinary share	32,991,802
Dilutive effect of outstanding share options	459,276
Denominator for diluted net income per ordinary share	33,451,078
Net income per ordinary share
– Basic	0.99
– Diluted	0.97
There are no potentially anti-dilutive ordinary shares for the year ended December 31, 2023.
17. REVENUE AND SEGMENT INFORMATION
For the year ended December 31, 2023, the Group has three segments: Food Service, Retail, and Others. The food service segment consists primarily of the processing and supply of food products to food service providers, retail segment consists primarily of the processing and supply of food products sold to retailers, who further distribute to consumers. The others segment consists primarily of the processing and sale of our co-products.
Operating expenses are not allocated to segments as gross profit is considered as a segment operating performance measure. The Group does not allocate assets to its segments as the CODM does not evaluate the performance of segments using asset information.
The following table presents the summary of revenue and segment profit for the year ended December 31, 2023:
For the Year Ended December 31, 2023
US$
Revenues:
Food Service	840,558
Retail	795,629
Others	234,496
Total revenues	1,870,683
Cost of revenue:
Food Service	(745,670)
Retail	(732,619)
Others	(235,429)
Total cost of revenues	(1,713,718)

For the Year Ended December 31, 2023
US$
Gross profit (loss) / Segment profit (loss)
Food Service	94,888
Retail	63,010
Others	(933)
Consolidated gross profit	156,965

The following summarized the Group’s revenues from the following geographic areas (based on the location of customers):
For the Year Ended December 31, 2023
US$
United States	417,648
Australia	416,257
China	344,313
South Korea	217,422
Japan	188,531
Others	286,512
Total	1,870,683
The following summarized the geographic information of Group’s long-lived assets (excluding goodwill and intangible assets):
As of December 31, 2023
US$
PRC	26,063
Australia	287,204
United States	90,600
Consolidated long-lived assets (excluding goodwill and intangible assets)	403,867
18. OPERATING LEASES
The Group leases its facilities and offices under non-cancelable operating lease agreements. For the years ended December 31, 2023, the operating lease cost were US$2,544 and the short-term lease cost were $873.
A summary of supplemental information related to operating leases as of December 31, 2023 was as follows:
As of December 31, 2023
US$
Operating lease right-of-use assets	31,521
Operating lease liabilities – current included in accrued expenses and other current liabilities	2,443
Operating lease liabilities – non-current included in other non-current liabilities	26,423
Total operating lease liabilities	28,866

As of December 31, 2023
US$
Cash paid for amounts included in the measurement of operating lease liabilities	2,785
Right-of-use assets obtained in exchange for new operating lease liabilities	23,849
The weighted average remaining lease term as of December 31, 2023 was 12.49 years, and the weighted average discount rate of the operating leases was 6.68%.
Maturities of lease liabilities under the Group’s non-cancellable operating leases as of December 31, 2023 were as follows:
As of December 31, 2023
US$
Within 1 year	4,173
After 1 year but within 2 years	3,656
After 2 years but within 3 years	3,258
After 3 years but within 4 years	3,170
After 4 years but within 5 years	3,170
After 5 years	26,718
Total undiscounted lease payment	44,145
less: Imputed interest	(15,279)
Present value of lease liabilities	28,866
As of December 31, 2023, the Group has no significant lease contract that has been entered into but not yet commenced.
19. COMMITMENTS AND CONTINGENCIES
The Group has commitments totaling US$29,384 for the capital expenditure as of December 31, 2023.
20. SUBSEQUENT EVENTS
Management has considered subsequent events through January 10, 2025, which was the date of the consolidated financial statements were available to be issued.
In October 2024, the Group acquired the 100% equity interests in an Australian company from a third party, which is engaged in processing, production and wholesaling of meat products. The total consideration is US$18,500 in cash, subject to certain adjustment mechanism. The Group is in the process of completing the purchase price allocation for the acquisition.
21. PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION
For the presentation of the parent company only condensed financial information, the Company records its investment in subsidiaries under the equity method of accounting as prescribed in ASC 323, Investments — Equity Method and Joint Ventures. Such investments are presented on the condensed balance sheets as “Investment in and amount due from subsidiaries” and the subsidiaries’ income as “Share of income from subsidiaries” on the condensed statements of results of operations.
The following condensed parent company financial information of Kilcoy Global Foods, Ltd. has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements. As of December 31, 2023, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or guarantees of Kilcoy Global Foods, Ltd., except for those which have been separately disclosed in the consolidated financial statements.

(a)
Condensed Balance Sheet

As of December 31, 2023
US$
Cash	5
Total current assets	5
Investment in and amount due from subsidiaries	426,067
Total non-current assets	426,067
Total assets	426,072
Accrued expenses and other current liabilities	3,256
Total current liabilities	3,256
Total liabilities	3,256
Ordinary shares	33
Additional paid-in capital	237,812
Treasury shares, at cost	(1,241)
Accumulated other comprehensive loss	(31,076)
Retained earnings	217,288
Total shareholders’ equity	422,816
Total liabilities and shareholders’ equity	426,072

(b)
Condensed Statements of Results of Operations

For the Year Ended December 31, 2023
RMB
Total operating expenses	(89)
Interest income	2,439
Share of income from subsidiaries	30,155
Income before income taxes	32,505
Income tax expenses	—
Net income	32,505

(c)
Condensed Statements of Cash Flows

For the Year Ended December 31, 2023
RMB
Net cash used in operating activities	(80)
Net cash used in investing activities	(900)
Net decrease in cash	(980)
Cash at the beginning of year	985
Cash at the end of year	5

KILCOY GLOBAL FOODS, LTD.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All amounts in thousands, except for share and per share data)
	Note	As of December 31, 2023	As of September 30, 2024
		US$	US$
ASSETS
Current assets
Cash and cash equivalents		64,334	89,368
Restricted cash, current		2,153	144
Short-term investments	2	19,161	4,334
Accounts receivable, net	3	112,219	172,301
Inventories	4	186,333	198,064
Prepayments and other current assets	5	62,107	63,553
Total current assets		446,307	527,764
Non-current assets
Property, plant and equipment, net	6	372,346	429,908
Intangible assets, net	7	50,993	49,798
Goodwill		119,353	120,728
Operating lease right-of-use assets		31,521	47,469
Deferred income tax assets		9,648	12,672
Other non-current assets		3,346	3,963
Total non-current assets		587,207	664,538
Total assets		1,033,514	1,192,302
LIABILITIES
Current liabilities
Short-term borrowings and current portion of long-term borrowings	8	147,466	383,278
Accounts payables		44,093	99,220
Income tax payable		3,187	3,697
Accrued expenses and other current liabilities	9	57,780	85,695
Total current liabilities		252,526	571,890
Non-current liabilities
Long-term borrowings	8	293,031	77,588
Deferred income tax liabilities		16,777	16,882
Other non-current liabilities		28,648	44,155
Total non-current liabilities		338,456	138,625
Total liabilities		590,982	710,515
Commitments and contingencies	14
SHAREHOLDERS’ EQUITY:	15
Ordinary shares (US$0.001 par value, 50,000,000 shares authorized, 33,488,038 shares issued, and 32,991,923 shares outstanding as of December 31, 2023 and September 30, 2024)		33	33
Additional paid-in capital		237,812	237,812
Treasury shares, at cost (US$0.001 par value, 496,115 shares as of December 31, 2023 and September 30, 2024)		(1,241)	(1,241)
Accumulated other comprehensive loss		(31,076)	(27,813)
Retained earnings		217,288	253,053
Total Kilcoy Global Foods, Ltd. shareholders’ equity		422,816	461,844
Non-controlling interests		19,716	19,943
Total shareholders’ equity		442,532	481,787
Total liabilities and shareholders’ equity		1,033,514	1,192,302
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

KILCOY GLOBAL FOODS, LTD.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(All amounts in thousands, except for share and per share data)
		For the Nine Months Ended September 30,
	Note	2023	2024
		US$	US$
Revenue	12	1,404,495	1,571,582
Cost of Revenue		(1,301,135)	(1,420,142)
Gross profit		103,360	151,440
Operating expenses:
Selling and marketing expenses		(9,646)	(10,989)
General and administrative expenses		(60,762)	(77,156)
Total operating expenses		(70,408)	(88,145)
Other income		573	225
Operating Profit		33,525	63,520
Interest expenses		(15,856)	(21,110)
Interest income		575	428
Change in fair value of short-term investments		501	476
Income before income taxes		18,745	43,314
Income tax expenses	13	(5,514)	(5,533)
Net income		13,231	37,781
Less: net income attributable to non-controlling interests shareholders		(1,414)	(2,016)
Net income attributable to Kilcoy Global Foods, Ltd.		11,817	35,765
Net income per ordinary share:	11
Basic		0.36	1.08
Diluted		0.35	1.07
Weighted average number of shares outstanding used in computing net income per ordinary share:
Basic		32,991,760	32,991,923
Diluted		33,451,075	33,451,086
Net income		13,231	37,781
Other comprehensive income:
Foreign currency translation adjustment, net of nil income taxes		(2,233)	1,534
Net unrealized gains on derivatives, net income taxes of US$(944) and US$854 for the nine months ended September 30, 2023 and 2024, respectively		(2,188)	1,992
Comprehensive income		8,810	41,307
Less: comprehensive income attributable to non-controlling interests shareholders		(1,268)	(2,279)
Comprehensive income attributable to Kilcoy Global Foods, Ltd.		7,542	39,028
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

KILCOY GLOBAL FOODS, LTD.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(All amounts in thousands)
	For the Nine Months Ended September 30,
	2023	2024
	US$	US$
Operating activities:
Net cash provided by operating activities	27,362	66,719
Investing activities:
Payment for purchase of property, plant and equipment	(48,460)	(71,405)
Proceeds from disposal of property, plant and equipment	73	18
Proceeds from maturity of short-term investments	54,219	131,870
Payments for purchase short-term investments	(46,150)	(116,815)
Net cash used in investing activities	(40,318)	(56,332)
Financing activities:
Net changes of bank overdrafts facility	(2,936)	6,709
Proceeds from bank borrowings	520,638	591,816
Repayment for bank borrowings	(477,023)	(582,938)
Cash received from exercise of share-based awards	27	—
Dividend paid to a non-controlling shareholder	—	(2,052)
Net cash provided by financing activities	40,706	13,535
Effect of foreign currency exchange rate changes on cash, cash equivalents and restricted cash	(3,053)	(897)
Net increase in cash, cash equivalents and restricted cash	24,697	23,025
Cash, cash equivalents and restricted cash at the beginning of the period	42,563	66,487
Cash, cash equivalents and restricted cash at the end of the period	67,260	89,512
Supplemental information
Interest paid	11,726	16,576
Income tax paid	10,318	17,164
Purchase of property, plant and equipment included in accrued expenses and other current liabilities	1,866	2,183
The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the consolidated balance sheets that sum to the total of such amounts shown in the consolidated statements of cash flows:
As of September 30, 2024
US$
Cash and cash equivalents	89,368
Restricted cash, current	144
Total cash, cash equivalents and restricted cash	89,512
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

KILCOY GLOBAL FOODS, LTD.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands)
1. SIGNIFICANT ACCOUNTING POLICIES
a.   Basis of presentation and use of estimates
The accompanying unaudited condensed consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted as permitted by rules and regulations of the U.S. Securities and Exchange Commission (“SEC”). The condensed consolidated balance sheet as of December 31, 2023 was derived from the audited consolidated financial statements the Company. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements of the Company.
In the opinion of management, all adjustments (which include normal recurring adjustments) necessary to present a fair statement of the financial position as of September 30, 2024, the results of operations and cash flows for the nine months ended September 30, 2023 and 2024, have been made.
The preparation of the unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the unaudited condensed consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Significant accounting estimates reflected in the Company’s consolidated financial statements include allowance for credit losses, discount rate for operating leases, net realizable value of inventories, impairment of long-lived assets, goodwill and indefinite life intangible assets, the economic useful lives of property, plant and equipment and intangible assets, fair value of certain financial instruments, valuation allowance for deferred tax assets. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the unaudited condensed consolidated financial statements.
b.   Cash and cash equivalents
Cash and cash equivalents are deposited in financial institutions at below locations:
	As of December 31, 2023	As of September 30, 2024
	US$	US$
Financial institutions in the Mainland China
– Denominated in RMB	33,061	63,222
– Denominated in US$	3,232	2,763
Total cash and cash equivalents balances held at the Chinese mainland financial institutions	36,293	65,985
Financial institution in the United States
– Denominated in US$	725	17,280
Total cash and cash equivalents balances held at the United States	725	17,280
Financial institution in Hong Kong Special Administrative Region (“Hong Kong S.A.R.”)
– Denominated in RMB	4,544	593
– Denominated in AUD	6	163
– Denominated in US$	1,555	2,139

	As of December 31, 2023	As of September 30, 2024
	US$	US$
– Denominated in HKD	—	25
– Denominated in CAD	—	67
Total cash and cash equivalents balances held at the Hong Kong S.A.R. financial institutions	6,105	2,987
Financial institutions in Australia
– Denominated in AUD	18,182	238
– Denominated in US$	2,738	1,006
– Denominated in RMB	45	—
– Denominated in CAD	—	341
Total cash and cash equivalents balances held at Australia financial institutions	20,965	1,585
Financial institution in other locations
– Denominated in US$	209	1,531
– Denominated in CAD	37	—
Total cash and cash equivalents balances held at other locations	246	1,531
Total cash and cash equivalents	64,334	89,368

c.   Risks and uncertainties
The following tables summarized the customer with greater than 10% of accounts receivable:
	As of December 31, 2023	As of September 30, 2024
	US$	US$
Customer A	14,274	27,411
No customers individually represent greater than 10% of the total revenue of the Group for nine months ended September 30, 2023 and 2024.
The following tables summarized the suppliers with greater than 10% of the total purchase and accounts payable:
	For the Nine Months Ended September 30,
	2023	2024
	US$	US$
Greater than 10% of total purchase
Supplier X	247,433	196,554
Supplier Y	189,150	156,613
	As of December 31, 2023	As of September 30, 2024
	US$	US$
Greater than 10% of the accounts payable
Supplier X	*	10,812

*
The amount was less than 10% of the balance.

2. SHORT-TERM INVESTMENTS
Short-term investments consisted of the following:
	As of December 31, 2023	As of September 30, 2024
	US$	US$
Aggregate cost basis	19,149	4,298
Gross unrealized holding gain	12	36
Aggregate fair value	19,161	4,334
The Group’s short-term investments represent structured deposits managed by licensed commercial banks in the PRC with floating interest rate linked to the change of certain index.
3. ACCOUNTS RECEIVABLE, NET
Accounts receivable, net consisted of the following:
	As of December 31, 2023	As of September 30, 2024
	US$	US$
Accounts receivable	116,718	176,858
Allowance for credit losses	(4,499)	(4,557)
Accounts receivable, net	112,219	172,301
The movement of the allowance for credit losses was as follows:
	For the Nine Months Ended September 30,
	2023	2024
	US$	US$
Balance at the beginning of the period	4,148	4,499
Additions	339	93
Write-off	(44)	(43)
Exchange adjustment	(28)	8
Balance at the end of the period	4,415	4,557
4. INVENTORIES
Inventories consisted of the following:
	As of December 31, 2023	As of September 30, 2024
	US$	US$
Finished goods	131,575	141,582
Raw materials	54,758	56,482
Inventories	186,333	198,064
Write-downs of inventories from the carrying amount to its estimated net realizable value amounted to US$431 and US$1,426 were made for the nine months ended September 30, 2023 and September 30, 2024, respectively, and were recorded as cost of revenues.

5. PREPAYMENTS AND OTHER CURRENT ASSETS
Prepayments and other current assets consisted of the following:
	As of December 31, 2023	As of September 30, 2024
	US$	US$
Valued-added taxes recoverable	15,414	15,988
Prepayments to suppliers	18,993	26,852
Derivative financial assets	11,982	14,235
Prepaid income tax	10,039	—
Others	5,679	6,478
Prepayments and other current assets	62,107	63,553
6. PROPERTY, PLANT AND EQUIPMENT, NET
Property, plant and equipment consisted of the following:
	As of December 31, 2023	As of September 30, 2024
	US$	US$
Freehold land	23,516	23,892
Buildings	168,542	187,353
Machinery and equipment	224,150	232,249
Motor vehicles	7,712	8,109
Furniture and fixtures	2,117	2,211
Construction in progress	97,519	149,698
Property, plant and equipment	523,556	603,512
Less: Accumulated depreciation	(151,210)	(173,604)
Property, plant and equipment, net	372,346	429,908
For the nine months ended September 30, 2023 and 2024, depreciation expense was $15,802 and $19,984, respectively.
7. INTANGIBLE ASSETS, NET
Intangible assets consisted of the following:
	As of December 31, 2023
US$	Amortization period	Gross carrying amount	Accumulated amortization	Net carrying amount
Trademarks not subject to amortization	Indefinite useful life	46,957	—	46,957
Amortizable trademarks	10 years	15,470	(13,734)	1,736
Software	5 – 10 years	355	(317)	38
Formulations and recipes	15 years	5,712	(3,450)	2,262
Total		68,494	(17,501)	50,993

	As of September 30, 2024
US$	Amortization period	Gross carrying amount	Accumulated amortization	Net carrying amount
Trademarks not subject to amortization	Indefinite useful life	47,143	—	47,143
Amortizable trademarks	10 years	15,514	(14,850)	664
Software	5 – 10 years	356	(342)	14
Formulations and recipes	15 years	5,712	(3,735)	1,977
Total		68,725	(18,927)	49,798
For the nine months ended September 30, 2023 and 2024, amortization expense on intangible assets was $1,664 and $1,420, respectively.
8. BORROWINGS
	As of December 31, 2023	As of September 30, 2024
	US$	US$
Bank overdrafts	15,269	22,531
Bank borrowings	425,228	438,335
Total borrowings	440,497	460,866
Total short-term borrowings	132,147	285,328
Total current portion of long-term borrowings	15,319	97,950
Short-term borrowings and current portion of long-term borrowings	147,466	383,278
Total non-current portion of long-term borrowings	293,031	77,588
In October 2024, the Group entered into the Eleventh Amendment Agreement to the KGF Australian Facilities and obtained a new facility with a term loan of AUD30,000 due on March 31, 2028 to fund a subsequent acquisition (Note 16) and upgrade of acquired assets. In January 2025, the Group obtained binding commitments from certain lending banks of the KGF Australian Facilities to extend the due date of certain facilities with a total of AUD370,000 (US$252,636) facility limit from March 31, 2025 to at least until March 31, 2026.
9. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES
	As of December 31, 2023	As of September 30, 2024
	US$	US$
Accrued payroll and welfare	28,700	42,664
Derivative financial liability	62	3,486
Operating lease liabilities, current	2,443	3,192
Contract liabilities*	2,263	2,973
Tax payable excluding income tax	1,102	3,530
Others	23,210	29,850
Accrued expenses and other current liabilities	57,780	85,695

*
Contract liabilities represents the Group’s obligation to transfer products to customers for which the Group has received consideration from customers. The balance of contract liabilities as of January 1, 2023 and 2024 was US$2,548 and US$2,263, which were recognized as revenue during the nine months ended September 30, 2023 and 2024, respectively. The balance of contract liabilities as of September 30, 2024 is expected to be recognized as revenue in 12 months.

10. FAIR VALUE MEASUREMENT
The following tables presents the fair value hierarchy for those assets and liability measured at fair value on a recurring basis as of September 30, 2024:
		Fair value measurement at reporting date using
Description	Fair value as of September 30, 2024	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	US$	US$	US$	US$
Assets:
Short-term investments	4,334	—	4,334	—
Derivative financial assets	14,235	—	14,235	—
Total	18,569	—	18,569	—
Liability:
Derivative financial liabilities	3,486	—	3,486	—
11. NET INCOME PER ORDINARY SHARE
The following table sets forth the basic and diluted net income per ordinary share computation and provides a reconciliation of the numerator and denominator for the periods presented:
	For the Nine Months Ended September 30,
	2023	2024
	US$	US$
Numerator:
Net income attributable to Kilcoy Global Foods, Ltd.	11,817	35,765
Denominator:
Weighted average number of ordinary shares outstanding	32,991,760	32,991,923
Denominator for basic net income per ordinary share	32,991,760	32,991,923
Dilutive effect of outstanding share options	459,315	459,163
Denominator for diluted net income per ordinary share	33,451,075	33,451,086
Net income per ordinary share
– Basic	0.36	1.08
– Diluted	0.35	1.07
There are no potentially anti-dilutive ordinary shares for the nine-months ended September 30, 2023 and 2024.

12. REVENUE AND SEGMENT INFORMATION
The following table presents the summary of revenue and segment profit for the nine months ended September 30, 2023 and 2024:
	For the Nine Months Ended September 30,
	2023	2024
	US$	US$
Revenues:
Food Service	603,563	764,630
Retail	618,022	655,646
Others	182,910	151,306
Total revenues	1,404,495	1,571,582
Cost of revenue:
Food Service	(546,292)	(667,318)
Retail	(571,626)	(601,694)
Others	(183,217)	(151,130)
Total cost of revenues	(1,301,135)	(1,420,142)
Gross profit (loss) / Segment profit (loss):
Food Service	57,271	97,312
Retail	46,396	53,952
Others	(307)	176
Consolidated gross profit	103,360	151,440
The following summarized the Group’s revenues from the following geographic areas (based on the location of customers):
	For the Nine Months Ended September 30,
	2023	2024
	US$	US$
United States	295,159	415,005
Australia	331,645	345,006
China	242,803	259,361
South Korea	166,883	169,111
Japan	151,423	142,574
Others	216,582	240,525
Total	1,404,495	1,571,582
13. INCOME TAX
The statutory income tax rate for the Group’s major operating entities located in PRC, Australia and US are 25%, 30% and 21% for the nine months periods ended September 30, 2023 and 2024. The effective income tax rate of the Group for the nine months periods ended September 30, 2023 and 2024 was 29% and 13%, respectively. The effective income tax rate of the Group for the nine months periods ended September 30, 2023 differs from the statutory income tax rate primarily due to the effect of non-deductible expenses. The effective income tax rate of the Group for the nine months periods ended September 30, 2024 differs from the statutory income tax rate primarily due to research and development tax incentives in Australia.

14. COMMITMENTS AND CONTINGENCIES
The Group has commitments totaling US$4,282 for capital expenditure as of September 30, 2024.
15. CHANGES IN SHAREHOLDERS’ EQUITY
	Ordinary shares		Additional paid-in capital	Treasury Shares	Accumulated other comprehensive loss	Retained earnings	Total Kilcoy Global Foods, Ltd. shareholders’ equity	Non-controlling interest	Total shareholders’ equity
	Shares	US$	US$	US$	US$	US$	US$	US$	US$
Balance as of January 1, 2023	33,488,038	33	237,810	(1,268)	(33,740)	184,783	387,618	17,844	405,462
Net income	—	—	—	—	—	11,817	11,817	1,414	13,231
Foreign currency translation adjustment, net of nil income taxes	—	—	—	—	(2,087)	—	(2,087)	(146)	(2,233)
Net unrealized gains on derivatives, net of income taxes of US$(944)	—	—	—	—	(2,188)	—	(2,188)	—	(2,188)
Share-based compensation	—	—	2	—	—	—	2	—	2
Exercise of share-based awards	—	—	—	27	—	—	27	—	27
Balance as of September 30, 2023	33,488,038	33	237,812	(1,241)	(38,015)	196,600	395,189	19,112	414,301
Balance as of January 1, 2024	33,488,038	33	237,812	(1,241)	(31,076)	217,288	422,816	19,716	442,532
Net income	—	—	—	—	—	35,765	35,765	2,016	37,781
Foreign currency translation adjustment, net of nil income taxes	—	—	—	—	1,271	—	1,271	263	1,534
Cash dividends to non-controlling interests holders	—	—	—	—	—	—	—	(2,052)	(2,052)
Net unrealized gains on derivatives, net of income taxes of US$854	—	—	—	—	1,992	—	1,992	—	1,992
Balance as of September 30, 2024	33,488,038	33	237,812	(1,241)	(27,813)	253,053	461,844	19,943	481,787
16. SUBSEQUENT EVENTS
Management has considered subsequent events through January 10, 2025, which was the date the unaudited condensed consolidated financial statements were available to be issued.
In October 2024, the Group acquired the 100% equity interests in an Australian company from a third party, which is engaged in processing, production and wholesaling of meat products. The total consideration is US$18,500 in cash, subject to certain adjustment mechanism. The Group is in the process of completing the purchase price allocation for the acquisition.

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PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 6.   Indemnification of Directors and Officers
Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.
The post-offering memorandum and articles of association that we expect to adopt and to become effective immediately prior to the completion of this offering provide that we shall indemnify our directors and officers (each an indemnified person) against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such indemnified person, other than by reason of such person’s own dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such indemnified person in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.
Pursuant to the indemnification agreements, the form of which is filed as Exhibit [10.2] to this registration statement, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.
The underwriting agreement, the form of which will be filed as Exhibit 1.1 to this registration statement, will also provide indemnification for us and our officers and directors for certain liabilities, including liabilities arising under the Securities Act, but only to the extent that such liabilities are caused by information relating to the underwriters furnished to us in writing expressly for use in this registration statement and certain other disclosure documents.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Item 7.   Recent Sales of Unregistered Securities
During the past three years, we have not issued any securities.
Item 8.   Exhibits and Financial Statement Schedules
(a)
Exhibits

See Exhibit Index beginning on page [II-3] of this registration statement.
(b)
Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.
Item 9.   Undertakings
The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned registrant hereby undertakes that:
•
For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

•
For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

•
For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

•
For the purpose of determining any liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

1.
Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

2.
Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

3.
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

4.
Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned registrant hereby undertakes to file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering.

Kilcoy Global Foods, Ltd.
EXHIBIT INDEX
Exhibit Number	Description of Document
1.1*	Form of Underwriting Agreement
3.1*	Third Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect
3.2*	Form of the [Fourth] Amended and Restated Memorandum and Articles of Association of the Registrant, effective immediately prior to the completion of this offering
4.1*	Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.3)
4.2*	Registrant’s Specimen Certificate for Ordinary Shares
4.3*	Form of Deposit Agreement, among the Registrant, the depositary and the holders and beneficial owners of American Depositary Shares issued thereunder
4.4*	Amended and Restated Shareholders Agreement among the Registrant and other parties thereto dated December 7, 2018
5.1*	Opinion of Campbells regarding the validity of the ordinary shares being registered and certain Cayman Islands tax matters
8.1*	Form of opinion of Campbells regarding certain Cayman Islands tax matters (included in Exhibit 5.1)
10.1*	2016 Share Incentive Plan
10.2*	Form of Indemnification Agreement between the Registrant and its directors and executive officers
10.3*	Form of Employment Agreement between the Registrant and its executive officers
21.1*	Significant Subsidiaries of the Registrant
23.1*	Consent of KPMG Huazhen LLP
23.2*	Consent of Campbells (included in Exhibit 5.1)
24.1*	Powers of Attorney (included in signature page)
99.1*	Code of Business Conduct and Ethics of the Registrant
99.2*	Consent of Frost & Sullivan
107*	Filing Fee Table

*
To be filed by amendment.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in         , on         , 2025.
Kilcoy Global Foods, Ltd.
By:

Name: Dean Robert GOODE
Title:   Director and Chief Executive Officer

POWER OF ATTORNEY
Each person whose signature appears below constitutes and appoints each of Dean Robert GOODE and Alex Tianli ZHANG as attorneys-in-fact with full power of substitution for him or her in any and all capacities to do any and all acts and all things and to execute any and all instruments that said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the “Securities Act”), and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of ordinary shares of the registrant (the “Shares”), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the “Registration Statement”) to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on           , 2025.
Signature	Title
Alex Tianli ZHANG	Chairman of the Board
Hang WANG	Director
Chang LIU	Director
Dean Robert GOODE	Director and Chief Executive Officer (Principal Executive Officer)
Lance Carlton MASSEY	Chief Financial Officer (Principal Financial and Accounting Officer)

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES
Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Kilcoy Global Foods, Ltd. has signed this registration statement or amendment thereto in         on         , 2025
Authorized U.S. Representative
By:

Name:
Title: